FY04

04042066

PE
5-30-04

AR/S







PROCESSED
SEP 02 2004
THOMSON
FINANCIAL

AnnualReport**Landec**

products
partners
profits

products


Eat Smart
Vegetable Medley
FRESH CUT VEGETABLES
Fielder's Choice
DIRECT
Hybrid Seed Cor
IntelliCoat.
Need More Seed?

Landec

Dear Fellow Shareholders:

Our focus this past year has been on products, partners and profits. We launched 28 new food products and are currently selling over 120 value-added food products to retail, club stores and food service customers. In addition, we added 24 new seed products and now offer over 120 products for sale to seed companies and farmers. We also added important strategic partners in each of our three businesses. In our food business, we have an exclusive license with Dole Fresh Vegetables, Inc. to use the Dole® Brand for our North American vegetable products. We believe the Dole consumer-oriented Brand complements our Eat Smart® retail grocery chain, club store and mass merchandiser Brand. In our Ag seed business, we are now partnering with seven seed companies to sell our coated Early Plant® Corn product line throughout the U.S. corn belt. In our licensing/partnering business, we entered into an important collaborative R&D supply relationship with L'Oreal for the sale of Intelimer® polymer additives for use in personal care/cosmetic products. Most importantly, we realized the Company's first full year of net income with earnings of $2.9 million and earnings per share of $0.12.

Landec's Proprietary Intelimer Polymers

Crystalline State Impermeable, Non-Adhesive, Solid

Amorphous State Permeable, Adhesive, Viscous


heat
cool
reversible properties

Landec products partners profits

As we transition to fiscal year 2005, we expect to (1) launch more commercial products, (2) add partners such as in our banana packaging technology program where we expect to scale and commercialize packaging products that extend the shelf life of bananas, and (3) generate higher revenues and profits.

Our past fiscal year represented an important transition for Landec. We increased our focus by selling our commodity produce business. We also discontinued banana trials which required us to handle the sourcing and transporting of bananas. Going forward, our banana partners will assume the responsibility for sourcing and transporting bananas, allowing us to focus on our unique packaging technology.

Fiscal year 2004 was also a year of growth in our value-added vegetable business as revenues increased 23% and gross profits increased 37%. In our seed business, overall revenues increased 13% while revenues and gross profits from our Intellicoat® coated seed products grew by nearly 50% and by over 100%, respectively, year-to-year. Lastly and very importantly, we continued to strengthen our balance sheet by generating nearly $8 million in cash flow from operations and reducing long-term debt by $2.6 million.

Partnerships

Food

Fresh-Cut Vegetables: Dole Brand

Bananas: Future Partner(s)

Agriculture

Seed Traits: Monsanto and Dow AgroSciences

Resellers: 7 companies

Licensing

Ophthalmology: Alcon

Dental: Confidential

Personal Care/Cosmetics: L'Oreal

Adhesives: UCB/Nitta

As we look forward to fiscal year 2005, we have four primary goals: (1) grow our value-added specialty packaged food business with emphasis on retail grocery chains, club stores and mass merchandisers, (2) grow our Ag seed customer base and corresponding revenues for all of our seed products, (3) commercially launch our banana packaging technology with partner(s) in at least two product formats, and (4) continue to add strategic partner relationships in each of our businesses.

We continue our commitment to provide highly differentiable branded products to our customers in order to bring enhanced shareholder value.

We appreciate your ongoing support.

Gary T. Steele

Gary T. Steele
President and CEO

Fiscal Year End Result ($ in thousands)



Profits
02
-3,717
03
489
04
2,900
Debt Reduction
02
11,400
03
6,300
04
3,700
Market Value
02
43,400
03
65,500
04
166,300
Landec
products
partners
profits

Milestones in FY04:

Apio, Inc., Landec's Food Subsidiary:

- Increased the sales of the value-added vegetable tray line by 84% and the value-added 12-ounce product line by 44% compared to the prior year.
- Increased value-added specialty packaging vegetable revenues by 23% and gross profits by 37% compared to the prior year.
- Reduced operating expenses by $4.4 million or 24%.
- Sold domestic commodity vegetable business in June 2003.
- Entered into an exclusive marketing agreement with Dole Fresh Vegetables, Inc., for Apio to sell and distribute a line of fresh cut produce under the Dole Brand in the United States and began commercial shipment of sixteen Dole branded products.
- Launched 28 new products, including 16 new Dole branded products.

Landec Ag, Landec's Agricultural Seed Subsidiary:

- Sold over 25,000 bags of Intellicoat coated products to seed companies and farmers, which is an increase of nearly 50% compared to the prior year.
- Increased the number of seed companies selling Early Plant Corn under their brands to seven from three last year and increased the number of seed companies using Pollinator Plus® coatings for male inbred corn to 40 from 30 last year.
- Increased revenues from the sale of Early Plant Corn by 55%.

Landec Consolidated:

- Generated nearly $8 million in cash flow from operations.
- Reduced long-term debt by $2.6 million to $3.7 million.
- Initiated sales of Intelimer polymer products to L'Oreal of Paris for use in cosmetics and personal care applications.

LANDEC
INTELLIGENT MATERIALS

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD ON SEPTEMBER 30, 2004

TO THE SHAREHOLDERS OF LANDEC CORPORATION:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Shareholders of Landec Corporation (the "Company") will be held on Thursday, September 30, 2004, at 1:00 p.m., local time, at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063 for the following purposes:

1. To elect four directors to serve for a term expiring at the Annual Meeting of Shareholders held in the second year following the year of their election and until their successors are duly elected and qualified;
2. To ratify the appointment of Ernst & Young LLP as the Company's independent auditors for the fiscal year ending May 29, 2005; and
3. To transact such other business as may properly come before the meeting or any postponement or adjournment(s) thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Only shareholders of record at the close of business on August 6, 2004, are entitled to notice of and to vote at the meeting and any adjournment(s) thereof.

All shareholders are cordially invited to attend the meeting in person. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose.

BY ORDER OF THE BOARD OF DIRECTORS

Geoffrey P. Leonard

GEOFFREY P. LEONARD
Secretary

Menlo Park, California
August 25, 2004

<u>IMPORTANT</u>

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING, PLEASE SIGN AND RETURN THE ENCLOSED PROXY CARD AS PROMPTLY AS POSSIBLE IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE. IF A QUORUM IS NOT REACHED, THE COMPANY WILL HAVE THE ADDED EXPENSE OF RE-ISSUING THESE PROXY MATERIALS. IF YOU ATTEND THE MEETING AND SO DESIRE, YOU MAY WITHDRAW YOUR PROXY AND VOTE IN PERSON. THANK YOU FOR ACTING PROMPTLY.

LANDEC
INTELLIGENT MATERIALS

PROXY STATEMENT FOR ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON SEPTEMBER 30, 2004

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of Landec Corporation ("Landec" or the "Company"), a California corporation, for use at the Annual Meeting of Shareholders to be held on Thursday, September 30, 2004, at 1:00 p.m., local time, or at any postponement or adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Shareholders. The Annual Meeting will be held at the Seaport Conference Center, 451 Seaport Blvd., Redwood City, CA 94063. The telephone number at that location is (650) 482-3500.

The Company's principal executive offices are located at 3603 Haven Avenue, Menlo Park, California 94025. The Company's telephone number at that location is (650) 306-1650.

Solicitation

These proxy solicitation materials were mailed on or about August 25, 2004, to all shareholders entitled to vote at the meeting. The costs of soliciting these proxies will be borne by the Company. These costs will include the expenses of preparing and mailing proxy materials for the Annual Meeting and the reimbursement of brokerage firms and others for their expenses incurred in forwarding solicitation material regarding the Annual Meeting to beneficial owners of the Company's Common Stock. The Company may conduct further solicitation personally, telephonically or by facsimile through its officers, directors and regular employees, none of whom will receive additional compensation for assisting with the solicitation.

The Company will provide a copy of the Company's Annual Report on Form 10-K for the twelve month period ended May 30, 2004, including financial statements and financial statement schedules (but not exhibits), without charge to each shareholder upon written request to Gregory S. Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, CA 94025 (telephone number: (650) 306-1650). Exhibits to the Annual Report may be obtained upon written request to Mr. Skinner and payment of the Company's reasonable expenses in furnishing such exhibits.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use by delivering to the Company (Attention: Gregory S. Skinner, Inspector of Elections) a written notice of revocation or a duly executed proxy bearing a later date or by attending the meeting of shareholders and voting in person.

Voting

Holders of Common Stock are entitled to one vote per share.

Votes cast in person or by proxy at the Annual Meeting will be tabulated by the Inspector of Elections. The Inspector of Elections will also determine whether or not a quorum is present. A majority of the shares entitled to vote, represented either in person or by proxy, will constitute a quorum for transaction of business. Except with respect to the election of directors, the affirmative vote of a majority of shares represented and voting at a duly held meeting at which a quorum is present is required for approval of proposals presented to shareholders. In addition, the shares voting affirmatively must also constitute at least a majority of the required quorum. The Inspector of Elections will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum and in determining the approval of any matter submitted to shareholders for a vote. Accordingly, abstentions will have the same effect as a vote against a proposal. Any proxy which is returned using the form of proxy enclosed and which is not marked as to a particular item will be voted FOR election of the director nominees proposed by the Board of Directors, FOR the ratification of the appointment of Ernst & Young LLP to serve as the Company's independent auditors for the fiscal year ending May 29, 2005, and as the proxy holders deem advisable on other matters that may come before the meeting, as the case may be, with respect to the item not marked. If a broker indicates on the enclosed proxy or its substitute that it does not have discretionary authority as to certain shares to vote on a particular matter ("broker non-votes"), those shares will be counted for purposes of determining the presence of a quorum, but will not be considered as voting with respect to that matter. While there is no definitive specific statutory or case law authority in California concerning the proper treatment of abstentions and broker non-votes, the Company believes that the tabulation procedures to be followed by the Inspector of Elections are consistent with the general statutory requirements in California concerning voting of shares and determination of a quorum.

Record Date and Share Ownership

Only shareholders of record at the close of business on August 6, 2004, are entitled to notice of and to vote at the Annual Meeting. As of the record date, 23,184,520 shares of the Company's Common Stock, par value $0.001 per share, were issued and outstanding.

Deadline for Receipt of Shareholder Proposals for the Company's Annual Meeting of Shareholders in 2005

Proposals of shareholders of the Company that are intended to be presented by such shareholders at the Company's 2005 Annual Meeting of Shareholders must be received by the Chief Financial Officer of the Company no later than April 27, 2005 in order that they may be considered for inclusion in the proxy statement and form of proxy relating to that meeting.

Also, if a shareholder does not notify the Company on or before July 11, 2005, of a proposal for the 2005 Annual Meeting of Shareholders, management intends to use its discretionary voting authority to vote on such proposal, even if the matter is not discussed in the proxy statement for the 2005 Annual Meeting of Shareholders.

PROPOSAL NO. 1

ELECTION OF DIRECTORS

Nominees

The Company's Bylaws currently provide for not less than five (5) nor more than nine (9) directors, with the exact number fixed at eight (8), and the Company's Articles of Incorporation provide for the classification of the Board of Directors into two classes serving staggered terms. The Company's Board of Directors currently consists of eight persons, including four Class I directors and four Class II directors. Each Class I and Class II director is elected for a two year term, with Class I directors elected in even numbered years (*e.g.*, 2004) and the Class II directors elected in odd numbered years (*e.g.*, 2005). Accordingly, at the Annual Meeting, four Class I directors will be elected.

The Board of Directors has nominated the persons named below to serve as Class I directors until the next even numbered year Annual Meeting during which their successors will be elected and qualified. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the Company's four (4) nominees named below, all of whom are presently directors of the Company. In the event that any nominee of the Company is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who shall be designated by the present Board of Directors to fill the vacancy. In the event that additional persons are nominated for election as directors, the proxy holders intend to vote all proxies received by them in such a manner as will assure the election of as many of the nominees listed below as possible, and, in such event, the specific nominees to be voted for will be determined by the proxy holders. Assuming a quorum is present, the four (4) nominees for director receiving the greatest number of votes cast at the Annual Meeting will be elected.

Nominees For Class I Directors

Class I Directors

Name of Nominee	Age	Principal Occupation	Director Since
Frederick Frank	72	Vice Chairman and Director of Lehman Brothers	1999
Stephen E. Halprin	66	General Partner of OSCCO Ventures	1988
Richard S. Schneider, Ph.D.	63	Retired General Partner, Domain Partners II, L.P.	1991
Kenneth E. Jones	57	Chairman and Chief Executive Officer of Globe Wireless	2001

Except as set forth below, each of the Class I directors has been engaged in the principal occupation set forth next to his name above during the past five years. There is no family relationship between any director or executive officer of the Company.

Frederick Frank has served as a director since December 1999. Mr. Frank has been with Lehman Brothers for 35 years and was named to his current position of Vice Chairman in 1996. Before that, Mr. Frank was associated with Smith Barney where he was Vice President, Co-Director of Research, and a Director. During his 46 years on Wall Street, Mr. Frank has been involved in numerous financings and merger and acquisition transactions. He serves on the board of directors of several companies, including Pharmaceutical Product Development, Inc., Predix Pharmaceuticals, Diagnostic Products Corp., eSoft Inc. and Business Engine. He is a graduate of Yale University, received an M.B.A. from Stanford University and holds a C.F.A. designation.

Stephen E. Halprin has served as a director since April 1988. Since 1971, Mr. Halprin has been a general partner of OSCCO Ventures. Mr. Halprin has been an active member of the venture community since 1968 and serves on the Board of Directors of a number of privately-held technology companies. Mr. Halprin received a B.S. from the Massachusetts Institute of Technology and an M.B.A. from Stanford University.

Richard S. Schneider, Ph.D. has served as a director since September 1991. From October 1990 until his retirement in 1999, Dr. Schneider was a general partner of Domain Associates. Dr. Schneider has over 25 years of product development experience in the fields of medical devices and biotechnology. Prior to pursuing a career in venture capital, Dr. Schneider was Vice President of Product Development at Syva/Syntex Corporation and President of Biomedical Consulting Associates. He is a member of the Board of Directors of SonoSite, Inc. and a number of privately-held life science companies. Dr. Schneider received a Ph.D. in chemistry from the University of Wisconsin, Madison.

Kenneth E. Jones has served as a director since May 2001. Mr. Jones has been with Globe Wireless since 1994 and was named to his current position, Chairman and Chief Executive Officer, in 1997. Globe Wireless is a leading provider of marine communications services world-wide with operations in 23 countries. Prior to Globe Wireless, Mr. Jones was Chief Executive Officer and Founder of Ditech Communications, a publicly traded telecommunications technology company. Mr. Jones' prior experience includes serving as President and Chief Executive Officer of a private label food business and Vice President and Chief Financial Officer of Hills Bros. Coffee, Inc. of San Francisco, CA. He is a graduate of the University of Nebraska in Chemical Engineering and received an M.B.A. from Harvard University.

Class II Directors

Directors continuing in office until the 2005 Annual Meeting of Shareholders:

Name of Director	Age	Principal Occupation	Director Since
Gary T. Steele	55	President, Chief Executive Officer and Chairman of the Board of Directors of the Company	1991
Nicholas Tompkins	49	President and Chief Executive Officer of Apio, Inc.	2003
Kirby L. Cramer	68	Chairman Emeritus of Hazleton Laboratories Corporation	1994
Richard Dulude(1)	71	Retired Vice Chairman, Corning, Inc.	1996

(1) Mr. Dulude will retire as a director effective September 30, 2004. The vacancy in the Board of Directors resulting from Mr. Dulude's retirement will be filled by Dr. Duke Bristow who has been elected as a director effective September 30, 2004.

Except as set forth below, each of the Class II directors has been engaged in the principal occupation set forth next to his name above during the past five years.

Gary T. Steele has served as President, Chief Executive Officer and a director since September 1991 and as Chairman of the Board of Directors since January 1996. Mr. Steele has over 20 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil

Company. Mr. Steele received a B.S. from Georgia Institute of Technology and an M.B.A. from Stanford University.

Nicholas Tompkins has been President and Chief Executive Officer of Apio, Inc., a subsidiary of Landec, since Apio's inception in 1979. Landec acquired Apio in December of 1999. Mr. Tompkins is a Senior Vice President of Landec and was elected to the Landec Board of Directors in 2003. Mr. Tompkins is also a current board member and past chairman of the Ag Business Advisory Council for California Polytechnic State University in San Luis Obispo. He has also been a member of the board of directors of the United Fresh Fruit and Vegetable Association for the past four years and is currently Chairman Elect for that organization. Mr. Tompkins received a B.S. in Agricultural Business from California State University of Fresno.

Kirby L. Cramer has served as a director since December 1994. Since April 1987, Mr. Cramer has been Chairman Emeritus of Hazleton Laboratories Corporation. He also serves as a director of SonoSite, Inc., Corus Pharma, DJ Orthopedics and Harris Bank, N.A. Mr. Cramer received a B.A. from Northwestern University and an M.B.A. from the University of Washington and completed the Advanced Management Program at Harvard Business School, and holds a C.F.A. designation.

Duke K. Bristow, Ph.D. has been elected as a director effective as of September 30, 2004. Since 1990, Dr. Bristow has been an economist in the Harold Price Center for Entrepreneurial Studies at the Anderson School at UCLA. At UCLA, Dr. Bristow is responsible for a research program in entrepreneurship, corporate governance, and corporate finance. Prior to coming to UCLA, Dr. Bristow was employed by Eli Lilly & Company, a leading life science company, for ten years. He held management positions in the pharmaceutical, medical device and diagnostics divisions and in corporate finance. He holds a B.S. in Chemical Engineering from Purdue University, an M.B.A. from Indiana University, and his Ph.D. in Financial Economics from UCLA. Currently, Dr. Bristow serves on the board of directors of Arena Pharmaceuticals and on the boards or advisory boards of three private companies.

Richard Dulude has served as a director since May 1996. Mr. Dulude retired as Vice Chairman of Corning, Inc. in 1993 after a 36-year career in which he held various general management positions in Corning's telecommunications, materials, consumer and international businesses, including positions as Chairman and Chief Executive Officer of SIECOR Corporation and Chairman and Chief Executive Officer of Corning-Vitro Corporation. Mr. Dulude is currently a director of AMBAC, Inc. and several private companies. Mr. Dulude received a B.S. in Mechanical Engineering from Syracuse University.

Board of Directors Meetings and Committees

The Board of Directors held a total of seven meetings during the fiscal year ended May 30, 2004. The Board of Directors has an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee ("Nominating Committee"), each of which operates under a written charter approved by the Board of Directors. The Company has adopted a Code of Ethics that applies to all of its employees including its principal executive officer, principal financial and accounting officer and all other senior financial management, as well as the Board of Directors. Any substantive amendments to the Code of Ethics or grant of any waiver, including any implicit waiver, from a provision of the Code of Ethics to the Company's Chief Executive Officer or Chief Financial Officer, will be disclosed either on the Company's website or in a report on Form 8-K. A copy of the charter of each committee of the Board of Directors and the Company's Code of Ethics are posted on the Corporate Governance page of the Company's website at *www.landec.com.*

The Audit Committee currently consists of Messrs. Halprin, Dulude and Jones, each of whom meets the current independence requirements of the Securities and Exchange Commission (the "Commission") and the National Association of Securities Dealers (the "NASD"). The Audit Committee assists the Board of Directors in its oversight of Company affairs relating to the quality and integrity of the Company's financial statements, the independent auditor's qualifications and independence, the performance of the Company's internal audit function and independent auditors, and the Company's compliance with legal and regulatory requirements. The Audit Committee is responsible for appointing, compensating, retaining and overseeing the Company's independent auditors, and approving the services performed by the independent auditors and for reviewing and evaluating the Company's accounting principles and its system of internal accounting controls. The Sarbanes Oxley Act of 2002 and rules adopted by the Commission require us to disclose whether the Audit Committee includes at least one member who is an "audit committee financial expert" within the meaning of such Act and rules. The Board of Directors has determined that there is at least one such financial expert on the Audit Committee and has designated Mr. Halprin as its audit committee financial expert. The Audit Committee held six meetings during fiscal year 2004. Effective as of September 30, 2004, Dr. Bristow will replace Mr. Dulude on the Audit Committee.

The Compensation Committee currently consists of Mr. Cramer, Mr. Dulude and Dr. Schneider, each of whom meets the current independence requirements of the Commission and the NASD. The function of the Compensation Committee is to review and set the compensation of the Company's Chief Executive Officer and certain of its most highly compensated officers, including salary, bonuses and other incentive plans, stock options and other forms of compensation, to administer the Company's stock plans and approve stock option awards and to oversee the career development of senior management. The Compensation Committee held two meetings during fiscal year 2004. Effective as of September 30, 2004, Mr. Frank will replace Mr. Dulude on the Compensation Committee.

The Nominating Committee currently consists of Messrs. Cramer and Frank, each of whom meets the current independence requirements of the NASD. The function of the Nominating Committee is to recommend qualified candidates for election as officers and directors of the Company and oversee the Company's corporate governance policies. The Nominating Committee held one meeting in fiscal year 2004. The Nominating Committee will consider nominees proposed by current directors, officers, employees and shareholders. Any shareholder who wishes to recommend candidates for consideration by the Nominating Committee may do so by writing to the Secretary of the Company, Geoffrey P. Leonard of Orrick, Herrington & Sutcliffe LLP, 1000 Marsh Road, Menlo Park, CA 94025, and providing the candidate's name, biographical data and qualifications.

In selecting candidates for the Board of Directors, the Nominating Committee strives for a variety of experience and background that adds depth and breadth to the overall character of the Board of Directors. The Nominating Committee evaluates potential candidates using standards and qualifications such as the candidates' business experience, independence, diversity, age, skills and expertise to collectively establish a number of areas of core competency of the Board of Directors, including business judgment, management and industry knowledge. Further criteria include a candidate's integrity and values, as well as the willingness to devote sufficient time to attend meetings and participate effectively on the Board of Directors and its committees.

A majority of the members of the Board of Directors meet the independence requirements promulgated by the NASD. The Board of Directors has affirmatively determined that the following directors satisfy the current independence requirements of the NASD: Mr. Cramer, Mr. Dulude, Mr. Frank, Mr. Halprin, Dr. Schneider and Mr. Jones. Upon his election to the Board of Directors, Dr. Bristow will also satisfy the current independence requirements of the NASD.

It is our policy to encourage the members of the Board of Directors to attend the Company's annual meeting of shareholders. Two directors who were then on the Board of Directors attended our 2003 annual meeting of shareholders held on October 16, 2003.

Shareholder Communications

Our Board of Directors welcomes communications from our shareholders. Shareholders may send communications to the Board of Directors, or to any director in particular, c/o Gregory S. Skinner, Chief Financial Officer, Landec Corporation, 3603 Haven Avenue, Menlo Park, CA 94025. Any correspondence addressed to the Board of Directors or to any one of our directors in care of Mr. Skinner will be promptly forwarded to the addressee. The independent directors of the Board of Directors review and approve the shareholder communication process periodically to ensure effective communication with shareholders.

Compensation of Directors

For the fiscal year ended May 30, 2004, each nonemployee director earned $5,000 per quarter and was reimbursed for out-of-pocket expenses incurred in connection with attendance at meetings of the Board of Directors. Each member of the Audit Committee received an additional $2,500 per quarter.

Nonemployee directors of the Company are automatically granted options to purchase shares of the Company's Common Stock pursuant to the terms of the Company's 1995 Directors' Stock Option Plan (the "Directors' Plan"). Under the Directors' Plan, each nonemployee director who has not previously been granted an equivalent option under any stock option plan of the Company will be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock (the "First Option") on the date on which the person first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders, such nonemployee director (including nonemployee directors who were not eligible for a First Option) will be granted an additional option to purchase 10,000 shares of Common Stock (a "Subsequent Option") if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The First Option and each Subsequent Option are fully vested and exercisable on the date of grant. Options granted under the Directors' Plan have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant with a term of ten years.

Messrs. Cramer and Dulude and, subject to their election to the Board of Directors by the shareholders at the Annual Meeting, Messrs. Frank, Halprin and Jones and Dr. Schneider will each be automatically granted an option to purchase 10,000 shares of Common Stock on the date of the Annual Meeting pursuant to the Directors' Plan. Dr. Bristow will be granted an option to purchase 20,000 shares of Common Stock upon his election as a director on September 30, 2004. As of August 6, 2004, options to purchase 4,052,099 shares of the Company's Common Stock were outstanding. As of the same date, Messrs. Cramer, Dulude, Frank, Halprin and Jones, and Dr. Schneider, the nonemployee directors, had been granted options to purchase 80,000 shares, 95,000 shares, 70,000 shares, 80,000 shares, 50,000 shares and 80,000 shares, respectively, of the Company's Common Stock under the Directors' Plan.

Required Vote

The four Class I director nominees receiving the highest number of affirmative votes of shares of the Company's Common Stock present at the Annual Meeting in person or by proxy and entitled to vote shall be elected as directors.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF EACH OF THE NOMINEES LISTED ABOVE.

PROPOSAL NO. 2

RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

The Audit Committee has appointed the firm of Ernst & Young LLP as the Company's independent auditors to audit the financial statements of the Company for the fiscal year ending May 29, 2005, and recommends that the shareholders vote for ratification of this appointment. In the event the shareholders do not ratify such appointment, the Audit Committee will reconsider its selection. Ernst & Young LLP has audited the Company's financial statements since the fiscal year ending October 31, 1994. Representatives of Ernst & Young LLP are expected to be present at the Annual Meeting with the opportunity to make a statement if they desire to do so, and are expected to be available to respond to appropriate questions.

Fees Paid to Ernst & Young LLP

The following table presents fees paid by the Company for professional services rendered by Ernst & Young LLP for the fiscal year ended May 30, 2004, the seven month period ended May 25, 2003 and the fiscal year ended October 27, 2002.

Fee Category	Fiscal 2004	Seven month period ended May 25, 2003	Fiscal 2002
Audit Fees	$387,704	$411,263	$510,438
Audit-Related Fees	$ 0	$ 13,701	$ 0
Tax Fees	$ 39,981	$ 94,261	$107,533
All Other Fees	$ 0	$ 0	$ 0
Total	$427,685	$519,225	$617,971

Audit Fees were for professional services rendered for the audit of the Company's annual financial statements, for the review of the Company's financial statements included in the Company's Forms 10-Q, and for assistance with and review of documents filed by the Company with the Commission.

Audit-Related Fees were for professional services relating to employee benefit audits, due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, internal control reviews, attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

Tax Fees were for professional services relating to tax compliance, tax planning and tax advice.

All Other Fees were for professional services rendered other than as stated under the captions "Audit Fees", "Audit-Related Fees" and "Tax Fees" above.

The Audit Committee considers the provision of these services to be compatible with maintaining the independence of Ernst & Young LLP.

Audit Committee Pre-Approval Policies

The Audit Committee pre-approves all audit and permissible non-audit services provided by the independent auditors. These services may include audit services, audit-related services, tax services and other services. Any pre-approval is detailed as to the particular service or category of services and is generally subject to a specific budget. The independent auditors and management are required to periodically report to the Audit Committee regarding the extent of services provided by the independent auditors in accordance with this pre-approval, and the fees for the services performed to date. The Audit Committee, or its designee, may also pre-approve particular services on a case-by-case basis.

Required Vote

The ratification of the appointment of Ernst & Young LLP as the Company's independent auditors requires the affirmative vote of the holders of a majority of the shares of the Company's common stock present at the Annual Meeting in person or by proxy and entitled to vote and constituting at least a majority of the required quorum.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS THE COMPANY'S INDEPENDENT AUDITORS FOR THE FISCAL YEAR ENDING MAY 29, 2005.

EXECUTIVE OFFICERS OF THE COMPANY

The following sets forth certain information with regard to executive officers of the Company. Ages are as of August 6, 2004.

Gary T. Steele (age 55) has been President, Chief Executive Officer and a director of the Company since 1991 and Chairman of the Board of Directors since January 1996. Mr. Steele has over 20 years of experience in the biotechnology, instrumentation and material science fields. From 1985 to 1991, Mr. Steele was President and Chief Executive Officer of Molecular Devices Corporation, a bioanalytical instrumentation company. From 1981 to 1985, Mr. Steele was Vice President, Product Development and Business Development at Genentech, Inc., a biomedical company focusing on pharmaceutical drug development. Mr. Steele has also worked with McKinsey and Co. and Shell Oil Company.

David D. Taft, Ph.D. (age 66) has been Chief Operating Officer of the Company since 1993 and Chief Operating Officer of Apio, Inc. since October 2002. Dr. Taft also served as a director of the Company from 1990 through 1995. From February 1986 to April 1993, Dr. Taft was Vice President and Group Manager of the Manufacturing Group at Raychem Corporation. From July 1983 to January 1986, Dr. Taft was Group Manager of the Telecom Group at Raychem Corporation and was appointed to the position of Vice President in October 1984. Dr. Taft has over 35 years of experience in the specialty chemical industry in research and development, sales and marketing, manufacturing and general management. Prior to joining Raychem Corporation, Dr. Taft was Executive Vice President of the Chemical Products Division and a Director of Henkel Corporation, a chemical manufacturing company. Dr. Taft was also an executive with General Mills Chemicals and Ashland Chemical.

Thomas F. Crowley (age 59) has been President and Chief Executive Officer of Landec Ag, Inc., a subsidiary of the Company, since November 1996. From 1991 to 1995, Mr. Crowley was President and Chief Executive Officer of Broadcast Partners, a satellite communications firm serving farmers throughout North America with its FarmDayta information service. Broadcast Partners was a joint venture of Pioneer Hybrid, Farmland Industries and Illinois Farm Bureau and was sold to Data Transmission Network, Inc. in May 1996. From 1976 to 1990, Mr. Crowley served as Executive Vice President of Edward J. Funk & Sons, Incorporated, a producer and marketer of hybrid corn seed.

Nicholas Tompkins (age 49) has been President and Chief Executive Officer of Apio, Inc., a subsidiary of Landec, since Apio's inception in 1979. Landec acquired Apio in December of 1999. Mr. Tompkins is a Senior Vice President of Landec and was elected to the Landec Board of Directors in 2003. Mr. Tompkins is also a board member and past chairman of the Ag Business Advisory Council for California Polytechnic State University in San Luis Obispo. He has been a member of the board of directors of the United Fresh Fruit and Vegetable Association for the past four years and is currently Chairman Elect for that organization.

Gregory S. Skinner (age 43) has been Chief Financial Officer and Vice President of Finance of the Company since November 1999 and Vice President of Administration since November 2000. From May 1996 to October 1999, Mr. Skinner served as Controller of the Company. From 1994 to 1996, Mr. Skinner was Controller of DNA Plant Technology, and from 1988 to 1994 he was with Litton Electron Devices. Prior to joining Litton Electron Devices, Mr. Skinner was with Litton Industries, Inc. and Arthur Anderson & Company.

Steven P. Bitler, Ph.D.(age 46) has been Vice President, Corporate Technology of the Company since March 2002. From 1988 until March 2002, Mr. Bitler held various positions with the Company related to the Company's polymer product development and thermal switch products. Prior to joining the Company, he developed new high strength polymeric materials at SRI International.

COMMON STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of the Company's Common Stock as of August 6, 2004 as to (i) each person who is known by the Company to beneficially own more than five percent of any class of the Company's voting stock, (ii) each of the Company's directors, (iii) each of the executive officers named in the Summary Compensation Table of this proxy statement, and (iv) all directors and executive officers as a group.

5% Shareholders, Directors, Named Executive Officers, and Directors and Executive Officers as a Group	Shares Beneficially Owned(1) Number of Shares	Percent of Total(2)
The Seahawk Ranch Irrevocable Trust II 420 S. Pierre St., P.O. Box 998 Pierre, SD 57501	2,233,782(3)	9.63%
Wells Fargo & Company 420 Montgomery Street San Francisco, CA 94104	2,383,075(4)	10.28%
Gilder, Gagnon, Howe & Company LLC 1775 Broadway, 26th Floor New York, NY 10019	1,234,174(5)	5.32%
Gary T. Steele Chairman of the Board of Directors, Chief Executive Officer and President	799,403(6)	3.37%
David D. Taft, Ph.D. Chief Operating Officer	438,400(7)	1.87%
Thomas F. Crowley President and Chief Executive Officer of Landec Ag, Inc.	94,516(8)	*
Nicholas Tompkins Chief Executive Officer of Apio, Inc. Senior Vice President and director of Landec	1,963,433(9)	8.08%
Gregory S. Skinner Chief Financial Officer and Vice President of Finance & Administration	258,276(10)	1.10%
Steven P. Bitler, Ph.D. Vice President, Corporate Technology	101,896(11)	*
Kirby L. Cramer, Director	162,000(12)	*
Richard Dulude, Director	111,903(13)	*
Frederick Frank, Director	1,736,670(14)	7.47%
Stephen E. Halprin, Director	131,319(15)	*
Kenneth E. Jones, Director	256,000(16)	1.10%
Richard S. Schneider, Ph.D., Director	123,469(17)	*
All directors and executive officers as a group (12 persons)	6,177,285(18)	23.86%

* Less than 1%

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of capital stock.

(2) As of August 6, 2004, 23,184,520 shares of Common Stock were issued and outstanding. Percentages are calculated with respect to a holder of options exercisable within 60 days after August 6, 2004 as if such holder had exercised its options. Option shares held by other holders are not included in the percentage calculation with respect to any other holder.

(3) This information is based on a Schedule 13G filed with the Commission on April 16, 2004 by The Seahawk Ranch Irrevocable Trust II.

(4) This information is based on a Schedule 13G/A filed with the Commission on February 13, 2004 by Wells Fargo & Company. This number also includes shares reported to be beneficially owned by Wells Capital Management Incorporated.

(5) This information is based on a Schedule 13G filed with the Commission on March 31, 2004 by Gilder, Gagnon, Howe & Company LLC.

(6) This number includes 283,332 shares held in trust of which Mr. Steele is a beneficial owner and 3,416 shares owned directly by Mr. Steele. This number also includes 512,655 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(7) This number includes 279,745 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(8) This number includes 63,124 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004. This number excludes 500,000 shares of common stock of Landec Ag, Inc. subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(9) This number includes 416,666 shares owned by Kathleen Tompkins, Mr. Tompkins' wife. This number also includes 1,125,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004. This number excludes 1,900,000 shares of common stock of Apio, Inc. subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(10) This number includes 24,291 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004, owned by Stacia Skinner, Mr. Skinner's wife, and 978 shares owned by Mrs. Skinner. This number also includes 198,992 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(11) This number includes 61,266 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(12) This number includes 118,520 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(13) This number includes 99,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(14) This number includes 70,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(15) This number includes 51,319 shares held in a trust of which Mr. Halprin is a beneficial owner. This number also includes 80,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(16) This number includes 206,000 shares owned by Western General Corp., of which Mr. Jones is president and a director. This number also includes 50,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(17) This number includes 53,469 shares held in a trust of which Dr. Schneider is a beneficial owner. This also includes 70,000 shares subject to outstanding stock options exercisable within 60 days after August 6, 2004.

(18) This number includes an aggregate of 2,702,593 shares held by officers and directors which are subject to outstanding stock options exercisable within 60 days after August 6, 2004, and 206,000 shares owned by Western General Corp (of which Mr. Jones is president and a director).

REPORT OF THE COMPENSATION COMMITTEE ON EXECUTIVE COMPENSATION

General

The Company's executive compensation policies are determined by the Compensation Committee (the "Committee") of the Board of Directors. The Committee is comprised of three nonemployee directors.

The objective of the Company's executive compensation program is to align executive compensation with the Company's business objectives and performance, and to enable the Company to attract, retain and reward executives who contribute to the long-term business success of the Company. The Company's executive compensation program is based on the same four basic principles that guide compensation decisions for all employees of the Company:

- The Company compensates for demonstrated and sustained performance.
- The Company compensates competitively.
- The Company strives for equity and fairness in the administration of compensation.
- The Company believes that each employee should understand how his or her compensation is determined.

The Company believes in compensating its executives for demonstrated and sustained levels of performance in their individual jobs. The achievement of higher levels of performance and contribution are rewarded by higher levels of compensation. In order to ensure that it compensates its executives competitively, the Company regularly compares its compensation practices to those of other companies of comparable size within similar industries. Through the use of independent compensation surveys and analysis, employee compensation training, and periodic pay reviews, the Company strives to ensure that compensation is administered equitably and fairly and that a balance is maintained between how executives are paid relative to other employees and relative to executives with similar responsibilities in comparable companies.

The Committee meets at least twice annually. Additionally, the Committee may hold special meetings to approve the compensation program of a newly hired executive or an executive whose scope of responsibility has significantly changed. Each year, the Committee meets with the Chief Executive Officer ("CEO") regarding executive compensation projections for the next three years and proposals for executive compensation for the next operating year. Compensation plans are based on compensation surveys and assessments as to the demonstrated and sustained performance of the individual executives. The Committee then independently reviews the performance of the CEO and the Company, and develops the annual compensation plan for the CEO based on competitive compensation data and the Committee's evaluation of the CEO's demonstrated and sustained performance and its expectation as to his future contributions in leading the Company. At a subsequent meeting of the full Board of Directors, the Committee presents for adoption its findings on the compensation of each individual executive.

Compensation of Executive Officers

During the fiscal year ended May 30, 2004 the Company's executive compensation program was comprised of the following key components: base salary, annual bonus, and equity-based incentives.

Base Salary.

The Compensation Committee annually reviews the salaries of the Company's executives. When setting base salary levels, in a manner consistent with the objectives outlined above, the Committee considers competitive market conditions for executive compensation, Company performance and individual performance.

Annual Bonus.

During fiscal year 2004, Mr. Skinner and Dr. Taft earned bonuses of $37,660 and $15,000, respectively. These bonuses reflect the executive officers' performance against pre-determined goals and objectives for fiscal year 2004.

Equity-Based Incentives.

Stock options are an important component of the total compensation of executives. The Company believes that stock options align the interests of each executive with those of the shareholders. They also provide executives a significant, long-term interest in the Company's success and help retain key executives in a competitive market for executive talent.

The Company's 1996 Stock Option Plan authorizes the Committee to grant stock options to executives. The number of shares owned by, or subject to options held by, each executive officer is periodically reviewed and additional awards are considered based on past performance of the executive and the relative holdings of other executives in the Company and at other companies in the comparable industry. The option grants generally utilize four-year vesting periods to encourage executives to continue contributing to the Company, and they expire ten years from the date of grant.

Compensation of the Chief Executive Officer.

The Company's CEO compensation plan includes the same elements and performance measures as the plans of the Company's other executive officers. The Compensation Committee evaluates the performance of the Company's CEO, sets his base compensation and determines bonuses and awards stock or option grants, if any.

Mr. Steele's salary for fiscal year 2004 was $317,941, and he did not receive a bonus in fiscal year 2004.

Deductibility of Executive Compensation.

The Committee has considered the impact of Section 162(m) of the Internal Revenue Code, which section disallows a deduction for any publicly held corporation for individual compensation exceeding $1 million in any taxable year for the CEO and the four other most highly compensated executive officers, unless such compensation meets the requirements for the "performance-based" exception to the general rule. As the cash compensation paid by the Company to each of its executive officers is expected to be below $1 million and the Committee believes that options granted under the Company's Stock Option Plan to such officers will qualify as performance-based, the Committee believes that this section will not affect the tax deductions available to the Company. It will be the Committee's policy to qualify, to the extent reasonable, the executive officers' compensation for deductibility under applicable tax law.

This Report is submitted by the Compensation Committee.

Richard S. Schneider, Ph.D. (Chairman)
Richard Dulude
Kirby L. Cramer

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Commission or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act") or the Exchange Act.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

During fiscal year 2004, Mr. Cramer, Mr. Dulude and Dr. Schneider served as members of the Compensation Committee. No member of the Compensation Committee or executive officer of the Company has a relationship that would constitute an interlocking relationship with executive officers or directors of any entity.

EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer and the four other highest-paid executive officers whose salary and bonus for fiscal year 2004 were in excess of $100,000 (collectively, the "Named Executive Officers") for services rendered in all capacities to the Company for that fiscal year, as well as the compensation earned by each such individual for the seven month period ended May 25, 2003 and for the two preceding fiscal years.

		Annual Compensation		Long-Term Compensation Awards	
Name and Principal Position	**Fiscal Year(1)**	**Salary ($)(2)**	**Bonus ($)(3)**	**Securities Underlying Options(#)**	**All Other Compensation($)**
Gary T. Steele	2004	317,941	0	0	0
Chairman of the Board, Chief Executive	2003	194,961	0	50,000	0
Officer and President	2002	332,625	165,000	0	60,000(5)
	2001	324,231	0	240,000	0
David D. Taft, Ph.D.	2004	248,995	15,000	25,000	0
Chief Operating Officer	2003	166,211	15,000	150,000(6)	0
	2002	260,157	204,800	0	0
	2001	249,692	0	53,738	0
Thomas F. Crowley	2004	197,220	0	0	0
President and Chief Executive Officer of	2003	119,769	0	25,000	0
Landec Ag, Inc.(4)	2002	204,215	4,297	20,000	0
	2001	190,000	0	0	0
Gregory S. Skinner	2004	178,885	37,660	0	0
Chief Financial Officer & V.P. of Finance	2003	108,635	0	25,000	0
and Administration	2002	182,281	100,300	50,000	0
	2001	155,654	0	50,000	0
Steven P. Bitler, Ph.D.	2004	138,920	0	0	0
Vice President, Corporate Technology	2003	83,654	0	0	0
	2002	141,154	58,000	15,000	0
	2001	136,477	0	0	0

(1) The Company elected to change its fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May, effective February 20, 2003. Accordingly, compensation information consists of the fiscal year ended May 30, 2004, the seven-month period ended May 25, 2003, as well as the fiscal years ended October 27, 2002, and October 28 2001.

(2) Includes amounts deferred under the Company's 401(k) plan.

(3) Includes bonuses earned in the indicated year and paid in the subsequent year. Excludes bonuses paid in the indicated year but earned in the preceding year.

(4) Landec Ag, Inc. is a subsidiary of the Company.

(5) In September 2001, Mr. Steele agreed to cancel an option to purchase 200,000 shares of the Company's Common Stock in exchange for $60,000, the value of which was determined by an independent appraisal, and paid by the Company in April 2002.

(6) Consists of options to purchase 50,000 shares of the Company's Common Stock and options to purchase 100,000 shares of Apio, Inc. common stock.

STOCK OPTION GRANTS IN FISCAL YEAR ENDED MAY 30, 2004

The following table sets forth information for the Named Executive Officers with respect to grants of options to purchase Common Stock of the Company made in the fiscal year ended May 30, 2004.

	Individual Grants				Grant Date Value
Name	Number of Securities Underlying Options/SARs Granted(1)	% of Total Options/SARs Granted to Employees in Fiscal Year*	Exercise or Base Price ($/Sh)	Expiration Date	Grant Date Present Value ($)(2)
Gary T. Steele	0	0	n/a	n/a	0
David D. Taft, Ph.D.	25,000(3)	15.5%	$6.45	12/04/2013	87,788
Gregory S. Skinner	0	0	n/a	n/a	0
Thomas F. Crowley	0	0	n/a	n/a	0
Steven P. Bitler, Ph.D.	0	0	n/a	n/a	0

* Total number of shares subject to options granted by the Company to employees for the fiscal year ended May 30, 2004 was 161,000 shares.

(1) No stock appreciation rights were granted during the fiscal year ended May 30, 2004.

(2) The Company uses a Black-Scholes model of option valuation to determine grant date present value. The Company does not advocate or necessarily agree that the Black-Scholes model can properly determine the value of an option. Calculations for the Named Executive Officers are based on a 6 year expected option life, which reflects the Company's experience that its options, on average, are exercised within 6 years of grant. Other assumptions used for the valuations are: interest rate (risk-free rate of return) of 3.09%; annual dividend yield of 0%; and volatility of 0.57. Actual gains, if any, on stock option exercises and Common Stock holdings are dependent upon a number of factors, including the future performance of the Common Stock, overall market conditions and the timing of option exercises, if any.

(3) Granted pursuant to the 1996 Stock Option Plan. The shares subject to the option have an exercise price equal to the fair market value of the Company's Common Stock on the date of grant and vest 1/12 monthly commencing 30 days from the date of the grant, becoming fully vested on the first anniversary of the date of the grant.

AGGREGATED OPTION EXERCISES IN FISCAL YEAR 2004 AND FISCAL YEAR END OPTION VALUES

The following table sets forth information with respect to options exercised by the executive officers named in the Summary Compensation Table during the fiscal year ended May 30, 2004, and with respect to unexercised options to purchase shares of Common Stock held by such officers as of May 30, 2004.

Name	Shares Acquired On Exercise	Value Realized	Number of Securities Underlying Unexercised Options at Fiscal Year-end (Exercisable/ Unexercisable)(1)	Value of Unexercised In-The-Money Options at Fiscal Year-end (Exercisable/ Unexercisable)(2)
Gary T. Steele	0	$0	514,629/317,544	$1,384,414/$979,685
David D. Taft, Ph.D.	0	$0	269,329/14,584	$724,595/$8,896
Thomas F. Crowley	0	$0	58,854/26,146	$161,705/$116,075
Gregory S. Skinner	0	$0	189,921/55,079	$278,075/$218,105
Steven P. Bitler, Ph.D.	0	$0	59,703/9,688	$193,290/$50,087

(1) No stock appreciation rights (SARs) were outstanding as of May 30, 2004.

(2) Based on the closing price of the Company's Common Stock as reported on the NASDAQ National Market System on May 28, 2004 of $7.06 per share minus the exercise price of the in-the-money options.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of May 30, 2004 about the shares of Common Stock that may be issued upon the exercise of options, warrants or rights under all of the Company's equity compensation plans, including the 1996 Stock Option Plan, the 1996 Non-Executive Stock Option Plan, the New Executive Stock Option Plan, the 1995 Directors' Stock Option Plan, the 1988 Stock Option Plan and the 1995 Employee Stock Purchase Plan (ESPP).

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity Compensation Plans Approved by Shareholders	2,452,109	$4.24	787,444(1)
Equity Compensation Plans Not Approved by Shareholders	1,470,652	$5.76	929,741(2)
TOTAL:	3,922,761		1,717,185

(1) Represents shares remaining for issuance pursuant to the 1988 Stock Option Plan, the 1996 Stock Option Plan, the 1995 Directors' Stock Option Plan and the ESPP. The ESPP includes a feature pursuant to which the number of shares available increases automatically on the first day of each fiscal year by the lower of 225,000 shares or 1.5% of the outstanding shares on that date, or a lower number determined by the Board of Directors.

(2) Represents shares remaining for issuance pursuant to options that may be granted under the 1996 Non-Executive Stock Option Plan and the New Executive Stock Option Plan.

The 1996 Non-Executive Stock Option Plan

The 1996 Non-Executive Stock Option Plan authorizes the grant of non-qualified stock options to employees, including officers, and outside consultants of the Company. The plan has not been approved by the Company's shareholders. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years.

The New Executive Stock Option Plan

The New Executive Stock Option Plan authorizes the grant of non-statutory stock options to officers of the Company or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The plan has not been approved by the Company's shareholders. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of the Company's common stock on the date the options are granted. Options generally are exercisable upon vesting and generally vest ratably over four years. 210,000 shares are authorized to be issued under this plan.

Non-Plan Option Grant

In November 1999, the Company's Board of Directors granted to the CEO of Apio a non-statutory stock option to purchase 790,000 shares of the Company's common stock in connection with the acquisition of Apio. This grant was not approved by the Company's shareholders. The exercise price of the grant was the fair market value of the Company's common stock on the date of grant. The option vested over two years.

AUDIT COMMITTEE REPORT

The information contained in this report shall not be deemed to be "soliciting material" or "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.

Composition. The Audit Committee of the Board of Directors consists of the three directors whose signatures appear below and operates under a written charter adopted by the Board of Directors. Each member of the Audit Committee meets the independence and financial experience requirements of the NASD and the Commission currently in effect.

Responsibilities. The responsibilities of the Audit Committee include appointing an accounting firm to be engaged as the Company's independent auditors. Management is responsible for the Company's internal controls and financial reporting process. The independent auditors are responsible for performing an independent audit of the Company's consolidated financial statements in accordance with generally accepted auditing standards and for issuing a report thereon. The Audit Committee's responsibility is to oversee these processes and the Company's internal controls. The Audit Committee members are not acting as professional accountants or auditors, and their functions are not to duplicate or to certify the activities of management and the independent auditors, nor can the Audit Committee certify that the independent auditors are "independent" under applicable rules.

Review with Management and Independent Auditors. The Audit Committee held six meetings during fiscal year 2004. The Audit Committee met and held discussions with management and representatives of the Company's independent auditors, Ernst & Young LLP. Management represented to the Audit Committee that the Company's consolidated financial statements were prepared in accordance with generally accepted accounting principles, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and the independent auditors. The Audit Committee met with the Company's independent auditors, with and without management present, to discuss the overall scope and plans for their audit, the results of their examination, their evaluation of the Company's internal controls, and the overall quality of the Company's financial reporting. The Audit Committee discussed with the independent auditors matters required to be discussed by Statement on Auditing Standards 61, *Communication with Audit Committees*, including the independent auditors' judgment as to the quality of the Company's accounting principles.

In addition, the Company's independent auditors provided to the Audit Committee the written disclosures and the letter required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees* and the Audit Committee discussed with the independent auditors their independence from management and the Company.

Charter. The Board has adopted a written charter for the Audit Committee which operated under that charter during fiscal year 2004. The charter is reviewed annually for changes, as appropriate.

Summary. Based upon the Audit Committee's discussions with management and the independent auditors and the Audit Committee's review of the representations of management, and the report of the independent auditors to the Audit Committee, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company's Annual Report on Form 10-K for the year ended May 30, 2004, as filed with the Commission.

This report is submitted by the Audit Committee.

Stephen E. Halprin (Chairman)
Richard Dulude
Kenneth E. Jones

PERFORMANCE GRAPH

The following graph summarizes cumulative total shareholder return data (assuming reinvestment of dividends) for fiscal year 2004, the seven-month period ended May 25, 2003, and the four preceding fiscal years of the Company. The graph assumes that $100 was invested on October 31, 1998 in each of the Common Stock of the Company, the Standard & Poor's 500 Stock Index and the NASDAQ Industrial Index. The stock price performance on the following graph is not necessarily indicative of future stock price performance.

The information contained in this graph shall not be deemed to be "soliciting material" or "filed" with the Commission or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically incorporates it by reference into a document filed under the Securities Act or the Exchange Act.



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Landec Corporation
S&P 500 Index
NASDAQ Industrial Index
10/30/1998
10/31/1999
10/29/2000
10/28/2001
10/27/2002
5/25/2003
5/30/2004

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

On October 25, 2001, the Company sold 142,857 shares of Series B Preferred Stock (representing 1,428,570 shares of Common Stock on an as-converted basis) to the Seahawk Ranch Irrevocable Trust ("SRIT") at a price of $35.00 per share for $5,000,000. During fiscal year 2004, the Company paid dividends totaling 13,529 shares of Series B Preferred Stock to SRIT. Mr. Kenneth E. Jones is a trustee of the SRIT and a director of the Company. On December 31, 2003, SRIT transferred all of the Series B Preferred Stock to Seahawk Ranch Irrevocable Trust II. On May 7, 2004, all of the Series B Preferred Stock was converted into 1,744,102 shares of Common Stock.

Pursuant to the terms of farmer agreements entered into between Apio, Inc. ("Apio") and the Nick Tompkins Ranch, Security Farms and Keystone Farms (the "Tompkins Farms"), Apio provides harvesting, packing, cooling and distributing services for produce planted and grown by the Tompkins Farms, and Apio purchases produce from these farms. The terms of the agreements are substantially the same as the terms offered by Apio to other growers. During fiscal year 2004, Apio paid the Tompkins Farms $808,000 for produce. Mr. Tompkins wholly-owns the Nick Tompkins Ranch and has a greater than ten percent (10%) ownership interest in each of Security Farms and Keystone Farms.

On July 3, 2003, Apio entered into a Purchase Agreement (the "Purchase Agreement") with Apio Fresh, LLC, a California limited liability company ("Apio Fresh") and the Growers (as defined below) to sell its domestic commodity vegetable business to Apio Fresh. Apio Fresh is owned and operated by a group of persons and entities (the "Growers") that supply produce to Apio, including Mr. Tompkins, who owns 12.5% of Apio Fresh. Under the terms of the Purchase Agreement, Apio Fresh purchased equipment associated with the domestic commodity vegetable business for approximately $160,000, and a portion of Apio's existing carton inventory for approximately $250,000. In connection with the Purchase Agreement, Apio, Apio Fresh and the Growers entered into a supply agreement pursuant to which Apio Fresh and the Growers have agreed to supply produce to Apio for its value-added business and pay a per carton royalty for use of Apio's brand names. During fiscal year 2004, the Company recognized revenues derived from services to Apio Fresh of $3.7 million, revenues of $890,000 from the sale of products to Apio Fresh and royalty revenues of $257,000 from the use by Apio Fresh of Apio's trademarks.

During fiscal year 2004, Apio leased for approximately $1.2 million land that is either owned, controlled or leased by Nicholas Tompkins, and subleased that land to growers who deliver produce to Apio. The terms of the leases are substantially the same as the terms offered by Apio to other growers.

During fiscal year 2004, Stacia Skinner, wife of Mr. Greg Skinner, the Company's Chief Financial Officer, was employed at the Company and received approximately $114,291 in compensation.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

In connection with the acquisition of Apio, the Company entered into an employment agreement with Mr. Nicholas Tompkins in 1999 for a term of five (5) years at an annual salary of $200,000. Under the terms of his employment agreement, Mr. Tompkins is employed as a Senior Vice President of the Company and Chief Executive Officer of Apio. Mr. Tompkins employment agreement also provides that in the case of his involuntary termination other than for cause or his resignation for good reason, he will continue to receive his salary through December 2004. Pursuant to the employment agreement, Mr. Tompkins was issued options to purchase up to 850,000 shares of common stock of the Company, and an option to purchase up to 2,000,000 shares of common stock of Apio. In addition, in connection with the acquisition of Apio, Mr. Tompkins was eligible to receive up to $10 million of earn-out payments if Apio exceeded certain earning targets in fiscal years 2000 and 2001. Of such amount, Mr. Tompkins earned $4.1 million in fiscal year 2000 and $579,000 in fiscal year 2001. All of the earn out has been paid.

The Company entered into an executive employment agreement with Mr. Gary Steele as of April 5, 2003, setting forth the terms of his employment. The executive employment agreement expires on December 31, 2005 unless renewed or extended by both parties, and provides that Mr. Steele shall be paid an annual base salary of $330,000 plus an annual incentive award based upon the attainment of pre-determined, mutually established goals. Upon Mr. Steele's death or disability, the Company shall pay Mr. Steele or his estate his salary and pro rata portion of his annual incentive award through the date of termination. The agreement further provides a one-year severance obligation by the Company and an acceleration of Mr. Steele's unvested stock options and restricted stock upon Mr. Steele's termination without cause or termination for good reason (any relocation of Mr. Steele's place of employment, reduction in salary, or material reduction of his duties or authority). In addition, the agreement provides that if Mr. Steele is terminated without cause or terminates employment for good reason within two (2) years following a "change of control," all of Mr. Steele's unvested stock options and shares of restricted stock shall immediately vest and become exercisable.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than ten percent of a registered class of the Company's equity securities to file with the Commission initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company. Officers, directors and holders of more than ten percent of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company's knowledge, based solely upon review of the copies of such reports furnished to the Company and written representations that no other reports were required, during the fiscal year ended May 30, 2004 all Section 16(a) filing requirements applicable to the Company's officers, directors and holders of more than ten percent of the Company's Common Stock were complied with, except that Mr. Halprin was late in filing a Form 4.

OTHER MATTERS

The Board of Directors knows of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, then the persons named in the enclosed form of proxy will vote the shares they represent in such manner as the Board may recommend.

It is important that the proxies be returned promptly and that your shares be represented. Shareholders are urged to mark, date, execute and promptly return the accompanying proxy card in the enclosed envelope.

BY ORDER OF THE BOARD OF DIRECTORS

Geoffrey P. Leonard

GEOFFREY P. LEONARD
SECRETARY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended May 30, 2004, or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Transition period for to .

Commission file number: 0-27446

LANDEC CORPORATION
(Exact name of registrant as specified in its charter)

California	**94-3025618**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification Number)

3603 Haven Avenue
Menlo Park, California 94025
(Address of principal executive offices)

Registrant's telephone number, including area code:
(650) 306-1650
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock
(Title of Class)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Act). Yes ☒ No ☐

The aggregate market value of voting stock held by non-affiliates of the Registrant was approximately $96,760,000 as of November 30, 2003, the last business day of the registrant's most recently completed second fiscal quarter, based upon the closing sales price on the NASDAQ National Market reported for such date. Shares of Common Stock and Convertible Preferred Stock held by each officer and director and by each person who owns 10% or more of the outstanding Common Stock and Convertible Preferred Stock have been excluded from such calculation in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

As of July 15, 2004, there were 23,184,520 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement relating to its September 2004 Annual Meeting of Shareholders, which statement will be filed not later than 120 days after the end of the fiscal year covered by this report, are incorporated by reference in Part III hereof.

LANDEC CORPORATION
ANNUAL REPORT ON FORM 10-K

TABLE OF CONTENTS

PART I

Item 1. *Business*

This report contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. Words such as "projected," "expects," "believes," "intends" and "assumes" and similar expressions are used to identify forward-looking statements. These statements are made based upon current expectations and projections about our business and assumptions made by our management are not guarantees of future performance, nor do we assume any obligation to update such forward-looking statements after the date this report is filed. Our actual results could differ materially from those projected in the forward-looking statements for many reasons, including the risk factors listed in Part II, Item 7 "Management's Discussion and Analysis of Financial Conditions and Results of Operations—Additional Factors That May Affect Future Results" and the risk factors contained in Item 1 below.

General

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. This proprietary polymer technology is the foundation, and a key differentiating advantage, upon which the Company has built its business. In February 2003, the Company changed its fiscal year end from a fiscal year including 52 or 53 weeks that ended on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May.

The principal products and services offered by the Company in its two core businesses—Food Products Technology and Agricultural Seed Technology—and in the Technology Licensing/Research and Development business are described below. Financial information concerning the industry segments for which the Company reported its operations during fiscal years 2001, 2002 and 2004 and for the seven months ended May 25, 2003 is summarized in Note 12 to the Consolidated Financial Statements.

Landec's Food Products Technology business, operated through its subsidiary Apio, Inc., combines Landec's proprietary food packaging technology with the capabilities of a large national food supplier and value-added produce processor. This combination was consummated in December 1999 when the Company acquired Apio, Inc. and certain related entities (collectively "Apio").

Landec's Agricultural Seed Technology business, operated through its subsidiary Landec Ag, Inc. ("Landec Ag"), combines Landec's proprietary Intellicoat® seed coating technology with its unique eDC™—e-commerce, direct marketing and consultative selling—capabilities which it obtained with its acquisition of Fielder's Choice Direct ("Fielder's Choice"), a direct marketer of hybrid seed corn, in September 1997.

In addition to its two core businesses, the Company also operates a Technology Licensing/Research and Development business that licenses products outside of Landec's core businesses to industry leaders such as Alcon, Inc. ("Alcon") and UCB Chemicals, a subsidiary of UCB S.A. of Belgium ("UCB"). The Company also engages in research and development activities with companies and supplies products to companies such as L'Oreal of Paris. For segment disclosure purposes, the Technology Licensing/Research and Development business is included in Corporate and Other (in Note 12 to the Consolidated Financial Statements).

To remain focused on its core businesses, in October 2002 the Company sold Dock Resins Corporation ("Dock Resins"), its specialty chemical subsidiary. The Company made the decision to sell Dock Resins in order to strengthen its balance sheet by reducing debt and other liabilities. As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable years. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

In June 2003, the Company sold assets associated with its former domestic commodity vegetable business in order to focus on Apio's growing value-added specialty packaging and export businesses.

The Company's core polymer products are based on its patented proprietary Intelimer® polymers, which differ from other polymers in that they can be customized to abruptly change their physical characteristics when heated or cooled through a pre-set temperature switch. For instance, Intelimer polymers can change within the range of one or two degrees Celsius from a non-adhesive state to a highly tacky, adhesive state; from an impermeable state to a highly permeable state; or from a solid state to a viscous liquid state. These abrupt changes are repeatedly reversible and can be tailored by Landec to occur at specific temperatures, thereby offering substantial competitive advantages in the Company's target markets.

The Company was incorporated in California on October 31, 1986. The Company completed its initial public offering in 1996 and is listed on the Nasdaq National Market under the symbol "LNDC."

Technology Overview

Polymers are important and versatile materials found in many of the products of modern life. Certain polymers, such as cellulose and natural rubber, occur in nature. Man-made polymers include nylon fibers used in carpeting and clothing, coatings used in paints and finishes, plastics such as polyethylene, and elastomers used in automobile tires and latex gloves. Historically, synthetic polymers have been designed and developed primarily for improved mechanical and thermal properties, such as strength and the ability to withstand high temperatures. Improvements in these and other properties and the ease of manufacturing of synthetic polymers have allowed these materials to replace wood, metal and natural fibers in many applications over the last 50 years. More recently, scientists have focused their efforts on identifying and developing sophisticated polymers with novel properties for a variety of commercial applications.

Landec's Intelimer polymers are a proprietary class of synthetic polymeric materials that respond to temperature changes in a controllable, predictable way. Typically, polymers gradually change in adhesion, permeability and viscosity over broad temperature ranges. Landec's Intelimer materials, in contrast, can be designed to exhibit abrupt changes in permeability, adhesion and/or viscosity over temperature ranges as narrow as 1°C to 2°C. These changes can be designed to occur at relatively low temperatures (0°C to 100°C) that are relatively easy to maintain in industrial and commercial environments. *Figure 1* illustrates the effect of temperature on Intelimer materials as compared to typical polymers.


Effect of Temperature on Intelimer Materials vs. Typical Polymers
Adhesive
Permeable
Viscous
Non adhesive
Impermeable
Solid
Intelimer Materials
Typical Polymers
Pre-Set
Temperature Switch
Low
Temperature
High

Figure 1.

Landec's proprietary polymer technology is based on the structure and phase behavior of Intelimer materials. The abrupt thermal transitions of specific Intelimer materials are achieved through the controlled use of hydrocarbon side chains that are attached to a polymer backbone. Below a pre-determined switch temperature, the polymer's side chains align through weak hydrophobic interactions resulting in a crystalline structure. When this side chain crystallizable polymer is heated to, or above, this switch temperature, these interactions are disrupted and the polymer is transformed into an amorphous, viscous state. Because this transformation involves a physical and not a chemical change, this process is repeatedly reversible. Landec can set the polymer switch temperature anywhere between 0°C to 100°C by varying the length of the side chains. The reversible transitions between crystalline and amorphous states are illustrated in *Figure 2* below.

Intelimer Materials' Temperature Switch


Crystalline
Amorphous
HEAT
COOL
Reversible Properties
Non-adhesive
Impermeable
Solid
Adhesive
Permeable
Viscous

Figure 2.

Side chain crystallizable polymers were first discovered by academic researchers in the mid-1950's. These polymers were initially considered to be merely of scientific curiosity from a polymer physics perspective, and, to the Company's knowledge, no significant commercial applications were pursued. In the mid-1980's, Dr. Ray Stewart, the Company's founder, became interested in the idea of using the temperature-activated permeability properties of these polymers to deliver various materials such as drugs and pesticides. After forming Landec in 1986, Dr. Stewart subsequently discovered broader utility for these polymers. After several years of basic research, commercial development efforts began in the early 1990's, resulting in initial products in mid-1994.

Landec's Intelimer materials are generally synthesized from long side-chain acrylic monomers that are derived primarily from natural materials such as coconut and palm oils, that are highly purified and designed to be manufactured economically through known synthetic processes. These acrylic-monomer raw materials are then polymerized by Landec leading to many different side-chain crystallizable polymers whose properties vary depending upon the initial materials and the synthetic process. Intelimer materials can be made into many different forms, including films, coatings, microcapsules and discrete forms.

Description of Core Business

The Company participates in two core business segments—Food Products Technology and Agricultural Seed Technology. In addition to these two core segments, Landec will license technology and conduct ongoing research and development and supply materials through its Technology Licensing/ Research and Development Business.


Landec Corporation
Intelimer® Technology
Food Products Technology
Agricultural Seed Technology
Technology Licensing/ R&D
•Specialty Packaging
•Apio, Inc.
•Intellicoat® Seed Coatings
•Fielder's Choice Direct® Products
•R&D Collaborations
•Licensing Partners

Food Products Technology Business

The Company began marketing, in early fiscal year 1996, its proprietary Intelimer-based breathable membranes for use in the fresh-cut produce packaging market, one of the fastest growing segments in the produce industry. Landec's proprietary Intelimer packaging technology when combined with produce that is processed by washing and in some cases cut and mixed, results in packaged produce with increased shelf life, reduced shrink (waste) and without the need for ice during the distribution cycle. This is referred to as "value-added" products. In December 1999, the Company acquired Apio, its then largest customer in the Food Products Technology business and one of the nation's leading marketers and packers of produce and specialty packaged fresh-cut vegetables. Apio provides year-round access to specialty packaged produce products, utilizes state-of-the-art fresh-cut produce processing technology and distributes to the top U.S. retail grocery chains, major club stores and to the foodservice industry. The Company's proprietary Intelimer-based packaging business has been combined with Apio into a wholly owned subsidiary that retains the Apio, Inc. name. This vertical integration within the Food Products Technology business gives Landec direct access to the large and growing fresh-cut and whole produce market.

The Technology and Market Opportunity: Proprietary Intelimer Packaging Technology

Certain types of fresh-cut and whole produce can spoil or discolor rapidly when packaged in conventional packaging materials and are therefore limited in their ability to be distributed broadly to markets. The Company's proprietary Intelimer packaging technology extends the shelf life and quality of fresh-cut and whole produce.

Fresh-cut produce is pre-washed, cut and packaged in a form that is ready to use by the consumer and is thus typically sold at premium price levels compared to unpackaged produce. According to the International Fresh-Cut Produce Association ("IFPA"), in 2003, the total U.S. fresh produce market was estimated to be between $100 to $120 billion. Of this, U.S. retail sales of fresh-cut produce were estimated to comprise 10% of the fresh produce market. The Company believes that the growth of this market has been driven by consumer demand and the willingness to pay for convenience, freshness, uniform quality, safety and nutritious produce delivered to the point of sale. According to the IFPA, the fresh-cut produce market is one of the highest growth areas in retail grocery stores. And according to the Produce Marketing Association the fresh-cut produce category is growing at double digit rates while total produce is only growing at 2% to 3% per year.

Although fresh-cut produce companies have had success in the salad market, the industry has been slow to diversify into other fresh-cut vegetables or fruits due primarily to limitations in film and plastic tray materials used to package fresh-cut produce. After harvesting, vegetables and fruits continue to respire, consuming oxygen and releasing carbon dioxide. Too much or too little oxygen can result in premature spoilage and decay and, in some cases, promote the growth of microorganisms that jeopardize inherent food safety. Conventional packaging films used today, such as polyethylene and polypropylene, can be made with modest permeability to oxygen and carbon dioxide, but often do not provide the optimal atmosphere for the produce packaged. Shortcomings of conventional packaging materials have not significantly hindered the growth in the fresh-cut salad market because lettuce, unlike many vegetables and fruits, has low respiration requirements.

The respiration rate of produce varies from vegetable-to-vegetable and from fruit-to-fruit. The challenge facing the industry is to develop packaging for the high respiring, high value and shelf life sensitive vegetable and fruit markets. The Company believes that today's conventional packaging films face numerous challenges in adapting to meet the diversification of pre-cut vegetables and fruits evolving in the industry without compromising shelf life and produce quality. To mirror the growth experienced in the fresh-cut salad market, the markets for high respiring vegetables and fruits such as broccoli, cauliflower, green onions, asparagus, papayas, bananas and berries will require a more versatile and sophisticated packaging solution for which the Company's Intelimer packaging technology was developed.

The respiration rate of produce also varies with temperature. As temperature increases, produce generally respires at a higher rate, which speeds up the aging process, resulting in shortened shelf life and increased potential for decay, spoilage, and loss of texture and dehydration. As produce is transported from the processing plant through the refrigerated distribution chain to foodservice locations, retail grocery stores and club stores, and finally to the ultimate consumer, temperatures can fluctuate significantly. Therefore, temperature control is a constant challenge in preserving the quality of fresh-cut and whole produce—a challenge few current packaging films can fulfill. The Company believes that its temperature-responsive Intelimer packaging technology is well suited to the challenges of the produce distribution process.

Using its Intelimer polymer technology, Landec has developed packaging technology that it believes addresses many of the shortcomings of conventional packaging materials. A membrane is applied over a small cutout section or an aperture of a flexible film bag or plastic tray. This highly permeable "window" acts as the mechanism to provide the majority of the gas transmission requirements for the entire package. These membranes are designed to provide three principal benefits:

- *High Permeability.* Landec's Intelimer packaging technology is designed to permit transmission of oxygen and carbon dioxide at 300 times the rate of conventional packaging films. The Company believes that these higher permeability levels will facilitate the packaging diversity required to market many types of fresh-cut and whole produce.
- *Ability to Adjust Oxygen and Carbon Dioxide Permeability.* Intelimer-based packaging can be tailored with carbon dioxide to oxygen transfer ratios ranging from 1.0 to 12.0 and selectively transmit oxygen and carbon dioxide at optimum rates to sustain the quality and shelf life of packaged produce.
- *Temperature Responsiveness.* Landec has developed breathable membranes that can be designed to increase or decrease permeability in response to environmental temperature changes. The Company has developed packaging that responds to higher oxygen requirements at elevated temperatures but is also reversible, and returns to its original state as temperatures decline. The

temperature responsiveness of these membranes allows ice to be removed from the distribution system which results in numerous benefits. These benefits include (1) a substantial decrease in freight cost, (2) reduced risk of contaminated produce because ice can be a carrier of micro organisms, (3) the elimination of expensive waxed cartons that cannot be recycled, and (4) the potential decrease in work related accidents due to melted ice.

Landec believes that growth of the overall produce market will be driven by the increasing demand for the convenience of fresh-cut produce. This demand will in turn require packaging that facilitates the quality and shelf life of produce transported to fresh-cut distributors in bulk and pallet quantities. The Company believes that in the future its Intelimer packaging technology will be useful for packaging a diverse variety of fresh-cut and whole produce products. Potential opportunities for using Landec's technology outside of the produce market exist in cut flowers and in other food products.

Landec is working with leaders in the club store, retail grocery chain and foodservice markets. The Company believes it will have growth opportunities for the next several years through new customers and products in the United States, expansion of its existing customer relationships, and through export and shipments of specialty packaged produce.

Landec manufactures its Intelimer packaging both internally and through selected qualified contract manufacturers and markets and sells Intelimer packaging directly to food distributors.

The Business: Apio, Inc.

Apio had revenues of approximately $168 million for the fiscal year ended May 30, 2004, $90 million for the seven months ended May 25, 2003, $161 million for the fiscal year ended October 27, 2002 and $174 million for the fiscal year ended October 28, 2001.

Based in Guadalupe, California, Apio, when acquired in December 1999, consisted of two major businesses—first, the "fee-for-service" selling and marketing of whole produce and second, the specialty packaged fresh-cut and whole value-added processed products that are washed and packaged in our proprietary Intelimer packaging. The "fee-for-service" business historically included field harvesting and packing, cooling and marketing of vegetables and fruits on a contract basis for growers in California's Santa Maria, San Joaquin and Imperial Valleys as well as in Arizona and Mexico. The Company exited this business and certain assets associated with the business were sold in June 2003 to Apio Fresh, LLC ("Apio Fresh"). Apio Fresh is owned by a group of entities and persons that supply produce to Apio, including Nicholas Tompkins, Apio's President and Chief Executive Officer. Under the terms of the sale, Apio Fresh purchased certain equipment and carton inventory from Apio in exchange for approximately $410,000. In connection with the sale, Apio Fresh will pay Apio an on-going royalty fee per carton sold for the use of Apio's brand names and Apio Fresh and its owner growers entered into a long-term supply agreement with Apio to supply produce to Apio for its fresh cut value-added business. The fresh-cut value-added processing products business, developed within the last eight years, markets a variety of fresh-cut and whole vegetables to the top retail grocery chains representing nearly 10,300 retail and club stores. During the fiscal year ended May 30, 2004, Apio shipped more than seventeen million cartons of produce to over 700 customers including leading supermarket retailers, wholesalers, foodservice suppliers and club stores throughout the United States and internationally, primarily in Asia.

There are five major distinguishing characteristics of Apio that provide competitive advantages in the Food Products Technology market:

- **Value-Added Supplier:** Apio has structured its business as a marketer and seller of fresh-cut and whole value-added produce. It is focused on developing its Eat Smart® brand and the Dole® brand for all of its fresh-cut and whole value-added products. As retail grocery and club store chains consolidate, Apio is well positioned as a single source of a broad range of products.

- **Reduced Farming Risks:** Apio reduces its farming risk by not taking ownership of farmland, and instead, contracts with growers for produce. The year-round sourcing of produce is a key component to the fresh-cut and whole value-added processing business.
- **Lower Cost Structure:** Apio has strategically invested in the rapidly growing fresh-cut and whole value-added business. Apio's 60,000 square foot value-added processing plant is automated with state-of-the-art vegetable processing equipment. Virtually all of Apio's value-added products utilize Landec's proprietary Intelimer packaging technology. Our strategy is to operate one large central processing facility in one of California's largest, lowest cost growing regions (Santa Maria Valley) and use packaging technology to allow for the nationwide delivery of fresh produce products.
- **Export Capability:** Apio is uniquely positioned to benefit from the growth in export sales to Asia and Europe over the next decade with its export business, CalEx. Through CalEx, Apio is currently one of the largest U.S. exporters of broccoli to Asia and is selling its iceless products to Asia using proprietary Intelimer packaging technology.
- **Expanded Product Line Using Technology:** Apio, through the use of Landec's Intelimer packaging technology, is introducing on average twelve new value-added products each year. These new product offerings range from various sizes of fresh-cut bagged products, to vegetable trays, to whole produce, to a meal line of products. During the last twelve months, Apio has introduced twenty-eight new products, including sixteen new Dole branded products.

For the past eight years, the Company has marketed its Eat Smart fresh-cut vegetables, party trays and iceless products using its Intelimer packaging technology and has now expanded its technology to include packaging for bananas. The Company has conducted laboratory, shipping, ripening room and retail grocery store trials on its own and with select banana companies. In addition, the Company has qualified banana sourcing from several primary banana-growing countries in Central and South America. During the fourth fiscal quarter of 2004, Apio began to transition from sourcing its own bananas to working with banana shippers who will package their bananas in Landec's packaging and sell those packaged bananas to food service and retail customers. Bananas are a $4 to $4.5 billion annual worldwide market for distributors, which in turn, is a $9 to $10 billion annual worldwide market for retailers. Bananas are the nation's leading produce item, contributing approximately nine to ten percent of produce department sales in the United States.

Trials have shown that Intelimer packaging technology can significantly extend the shelf life of bananas at the prime color stage for consumers and retailers. By extending the shelf life of the number one item in the produce department, retailers can reduce shrink (waste) and increase sales by displaying bananas at the optimum ripeness.

The Company has commercially launched the banana packaging technology for use in the food service industry. The Company intends to expand the use of its packaging technology for bananas to the food service industry during fiscal year 2005 while optimizing its Intelimer packaging technology for other potential banana customers.

In addition to the introduction of specialty packaging for bananas, the Company is selling its Intelimer packaging technology for case liner packaging for bunch and crown broccoli, eighteen pound cases of loose broccoli florets, Asian cut broccoli crowns and export cut broccoli crowns.

The Company's specialty packaging for case liner products reduces freight expense up to 50% by eliminating the weight and space consumed by ice. In addition to reducing the cost of freight, the removal of ice from the distribution system offers additional benefits. The Company's new packaging system can decrease the potential for work-related accidents due to melted ice, eliminate the risk of ice as a carrier of microorganisms that could potentially contaminate produce and eliminate the need for expensive waxed cartons that cannot be recycled.

Two years ago the Company started commercially shipping a re-sealable package utilizing the Intelimer packaging technology on its larger-sized fresh-cut vegetable packages. The Company expects the re-sealable package to facilitate the introduction of new retail products.

Product enhancements in the fresh-cut vegetable line include fresh-cut vegetable trays designed to look like they were freshly made in the retail grocery store. The rectangular tray design is convenient for storage in consumers' refrigerators and expands the Company's wide-ranging vegetable tray line.

In June 2003, the Company commercially launched its new Petite fresh-cut vegetable tray for retail and its new retail mini-tray. Also in June 2003, the Company entered into an exclusive packaging and marketing agreement with Dole Fresh Vegetables, Inc. for Apio to sell and distribute a line of fresh cut produce under the Dole brand in the United States and Canada.

In fiscal year 2004, sales of the value-added vegetable tray line grew 84%, and according to A.C. Nielsen, for the three months ended March 31, 2004, the Company's market share for sales of vegetable trays to retail grocery stores in the U.S. was 37%.

Agricultural Seed Technology Business

Landec Ag's strategy is to build a vertically integrated seed technology company based on the proprietary Intellicoat seed coating technology and its eDC—e-commerce, direct marketing and consultative selling capabilities.

The Technology and Market Opportunity: Intellicoat Seed Coatings

Landec has developed and, through Landec Ag, is commercially selling its Intellicoat seed coatings, an Intelimer-based agricultural material designed to control seed germination timing, increase crop yields and extend crop planting windows. These coatings are being applied to corn and soybean seeds. According to the U.S. Agricultural Statistics Board, the total planted acreage in 2003 in the United States for corn and soybean seed exceeded 79.1 million and 73.7 million, respectively.

In fiscal year 2000, Landec Ag successfully launched its first commercial product, Pollinator Plus® coatings for inbred corn seed. As a result of the success realized in fiscal years 2002 and 2003, Landec Ag is expanding its sales of inbred corn seed coating products in fiscal year 2004 to regional and national seed companies in the United States. This application is targeted to approximately 640,000 acres in ten states and is now being used by 40 seed companies in the United States. In addition, based on the successful field trial results during 2003 for our Early Plant® corn, the Company expanded its sales in 2004. Sales in 2004 of its Pollinator Plus and Early Plant products increased nearly 50% compared to 2003. Early Plant corn, perhaps Landec Ag's largest seed coating opportunity, allows the farmer to plant corn seed 3 to 4 weeks earlier than typically possible due to cold soil temperatures. By allowing the farmer to plant earlier than normal, Early Plant hybrid corn enables large farmers to utilize staff and equipment more efficiently and provide flexibility during the critical planting period. Current sales verify our research that farmers will pay a significant premium for Landec Ag's Early Plant corn. Our Relay™ Cropping System of wheat and Intellicoat coated soybean allows farmers to plant and harvest two crops during the year on the same land, providing significant financial benefit for the farmer.

Currently, farmers must work within a narrow window of time to plant seeds. If the seeds are planted too early, they may rot or suffer chilling injury due to the absorption of water at cold soil temperatures below which germination occurs. If they are planted too late, the growing season may end prior to the crop reaching full maturity. In either case, the resulting crop yields are sub-optimal. Moreover, the planting window can be fairly brief, requiring the farmer to focus almost exclusively on planting during this time. Seeds also germinate at different times due to variations in absorption of water, thus providing for variations in the growth rate of the crops.

The Company's Intellicoat seed coating prevents planted seeds from absorbing water when the ground temperature is below the coating's pre-set temperature switch. Intellicoat seed coatings are designed to enable coated seeds to be planted early without risk of chilling damage caused by the absorption of water at cold soil temperatures. As spring advances and soil temperatures rise to the pre-determined switch temperature close to where seed germination normally occurs, the polymer's permeability increases and the coated seeds absorb water and begin to germinate. The Company believes that Intellicoat seed coatings provide the following advantages: a longer planting window, avoidance of chilling injury, more uniform germination and better utilization of equipment and labor. As a result, the Company believes that Intellicoat seed coatings offer the potential for improvements in crop yields and net income to the farmer.

The Business: Landec Ag

Landec Ag had sales of approximately $23.6 million for the fiscal year ended May 30, 2004, $21.0 million for the seven months ended May 25, 2003, $19.4 million for the fiscal year ended October 27, 2002 and $16.2 million for the fiscal year ended October 28, 2001.

Based in Monticello, Indiana, Landec Ag sells a comprehensive line of hybrid seed corn to more than 12,000 farmers in over forty states through direct marketing programs. The success of Landec Ag comes, in part, from its expertise in selling directly to the farmer, bypassing the traditional and costly farmer-dealer system. The Company believes that this direct channel of distribution provides a 35% cost advantage to its customers.

In order to support its direct marketing programs, Landec Ag has developed a proprietary e-commerce direct marketing, and consultative selling information technology, called "eDC", that enables state-of-the-art methods for communicating with a broad array of farmers. This proprietary direct marketing information technology includes a current database of over 95,000 farmers. In August 1999, the Company launched the seed industry's first comprehensive e-commerce website. This website furthers the Company's ability to provide a high level of consultation to Landec Ag customers, backed by a six day a week call center capability that enables the Company to use the internet as a natural extension of its direct marketing strategy.

The acquisition of Fielder's Choice in 1997 by Landec Ag was strategic in providing a cost-effective vehicle for marketing Intellicoat seed coating products. The Company believes that the combination of coating technology and a direct channel of distribution, telephonic and electronic commerce capabilities will enable Landec Ag to more quickly achieve meaningful market penetration.

Technology Licensing/Research and Development Businesses

The Company believes its technology has commercial potential in a wide range of industrial, consumer and medical applications beyond those identified in its core businesses. For example, Landec's core patented Intelimer materials technology, can be used to trigger release of small molecule drugs, catalysts, pesticides or fragrances just by changing the temperature of the Intelimer materials or to activate adhesives through controlled temperature change. In order to exploit these opportunities, the Company has entered into or will enter into licensing and collaborative corporate agreements for product development and/or distribution in certain fields.

Industrial Materials and Adhesives

Landec's industrial product development strategy is to focus on coatings, catalysts, resins, additives and adhesives in the polymer materials market. During the product development stage, the Company identifies corporate partners to support the ongoing development and testing of these products, with the ultimate goal of licensing the applications at the appropriate time.

Intelimer Polymer Systems. Landec has developed latent catalysts useful in extending pot-life, extending shelf life, reducing waste and improving thermoset cure methods. Some of these latent catalysts are currently being distributed by Akzo-Nobel Chemicals B.V. The Company has also developed Intelimer polymer materials useful in enhancing the formulating options for various personal care products. Landec's pressure sensitive adhesives ("PSA") technology is currently being evaluated in a variety of industrial and medical applications where strong adhesion to a substrate (i.e. steel, glass, silicon, skin, etc.) is desired for a defined time period and upon thermal triggering, results in a significant peel strength reduction. For example, select PSA systems exhibit greater than 90% reduction in peel strength upon warming, making them ideal for applications on fragile substrates.

UCB Chemicals Corporation. On April 10, 2000, the Company entered into a research and development agreement with UCB Chemicals Corporation ("UCB"), an operating entity of UCB S.A., a major pharmaceutical and chemical company located in Belgium. UCB's chemical business is a major supplier of radiation curing and powder coating resins. Under this agreement, the Company explored polymer systems for evaluation in several industrial product applications. Based on the success of this initial research and development collaboration, in December 2001, the Company entered into a $2.5 million license and research and development agreement with UCB. This agreement had a term of one year through December 2002 and was for the exclusive rights to use the Company's Intelimer materials technology in the fields of powder coatings worldwide and pressure sensitive adhesives worldwide, except Asia.

Personal Care and Cosmetic Applications

Landec's personal care and cosmetic applications strategy is focused on supplying Intelimer materials to industry leaders for use in lotions and creams, and potentially color cosmetics, lipsticks and hair care. The Company is currently shipping products to L'Oreal of Paris for use in lotions. To date, sales of product to L'Oreal have not been material to Landec's financial results.

Medical Applications

PORT™ Ophthalmic Devices. Landec developed the PORT (Punctal Occluder for the Retention of Tears) ophthalmic device initially to address a common, yet poorly diagnosed condition known as dry eye that is estimated to affect 30 million Americans annually. The device consists of a physician-applied applicator containing solid Intelimer material that transforms into a flowable, viscous state when heated slightly above body temperature. After inserting the Intelimer material into the lacrimal drainage duct, it quickly solidifies into a form-fitting, solid plug. Occlusion of the lacrimal drainage duct allows the patient to retain tear fluid and thereby provides relief and therapy to the dry eye patient.

Human clinical trials were recently completed on the PORT product. Landec and its partner Alcon believe that PORT plugs, if approved by the FDA, will have additional ophthalmic applications beyond the dry eye market. This would include applications for people who cannot wear contact lenses due to limited tear fluid retention and patients receiving therapeutic drugs via eye drops that require longer retention in the eye.

In December 1997, Landec licensed the rights to worldwide manufacturing, marketing and distribution of its PORT ophthalmic device to Alcon. Under the terms of the transaction, Landec received an up-front cash payment of $500,000, a $750,000 milestone payment in November 1998, and research and development funding and Landec will receive ongoing royalties of 11.5% on product sales of each PORT device through 2012. Any fees paid to the Company are non-refundable. Landec will continue to provide development support on a contract basis through the FDA approval process and product launch. Landec also provides the Intelimer polymer to Alcon which is used in the PORT device.

Medical Device. On April 18, 2002, Landec entered into an exclusive licensing and one year research and development collaboration with a large medical device company. Upfront payments totaled $420,000 with total potential payments of up to $1.35 million based on certain milestones being met. In addition, royalties of 8% will be paid on future product sales.

Discontinued Operations

Dock Resins. In April 1997, the Company acquired Dock Resins, a privately held manufacturer and marketer of specialty acrylic and other polymers based in Linden, New Jersey. Dock Resins sells products under the Doresco® trademark which are used by more than 300 customers throughout the United States and other countries in the coatings, printing inks, laminating and adhesives markets. Dock Resins is a supplier of proprietary polymers including acrylic, methacrylic, alkyd, polyester, urethane and polyamide polymers to film converters engaged in hot stamping, decorative wood grain, automotive interiors, holograms, and metal foil applications. Dock Resins also supplies products to a number of other markets, such as, graphic arts, automotive refinishing, construction, pressure-sensitive adhesives, paper coatings, caulks, concrete curing compounds and sealers.

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses) in order to strengthen its balance sheet and focus management's attention on our core food and agricultural technology businesses. In accordance with the Stock Purchase Agreement, $1.35 million of the sales price was placed into an escrow fund to satisfy any breaches of representations and warranties made by the Company. The escrow funds were released on January 31, 2004.

The Company recorded a loss on the sale of $4.2 million, of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale. The loss was comprised of a loss on the disposal of Dock Resins of $3.3 million, transaction costs and certain costs directly related to the sale, including consulting fees and professional fees, of $1.2 million less $300,000 of operating income from the measurement date of October 18, 2001 to the disposal date of October 24, 2002.

As a result of the sale of Dock Resins, the financial results of Dock Resins have been reclassified to discontinued operations for all applicable periods. Unless otherwise specified, the information and descriptions provided in this report relate only to the continuing operations of the Company.

Sales and Marketing

Each of the Company's core businesses are supported by dedicated sales and marketing resources. The Company intends to develop its internal sales capacity as more products progress toward commercialization and as business volume expands geographically. During fiscal year 2004, sales to the Company's top five customers accounted for approximately 40% of its revenues, with the top customers, Sam's Club and Costco Wholesale Corp., each accounting for approximately 12% of the Company's revenues.

Food Products Technology Business

Apio has 18 sales people, located in central California and throughout the U.S., supporting the export business and the specialty packaged value-added produce business.

Agricultural Seed Technology Business

Landec Ag utilizes 38 seed sales consultants and associates located in Monticello, Indiana for its direct marketing of Fielders Choice Direct seed corn and Intellicoat coated products. Customer contacts are made based on direct responses and inquiries from customers.

Manufacturing and Processing

Landec intends to control the manufacturing of its own products whenever possible, as it believes that there is considerable manufacturing margin opportunity in its products. In addition, the Company believes that know-how and trade secrets can be better maintained by Landec retaining manufacturing capability in-house.

Food Products Technology Business

The manufacturing process for the Company's proprietary Intelimer packaging products is comprised of polymer manufacturing, membrane manufacturing and label package conversion. Dock Resins currently manufactures virtually all of the polymers for the Intelimer packaging and the Company anticipates that it will continue to do so in the foreseeable future. Select outside contractors currently manufacture the breathable membranes and Landec has recently transitioned most of the label package conversion to Apio's Guadalupe facility to meet the increasing product demand and to provide additional developmental capabilities.

Apio processes all of its fresh-cut value-added products in its state-of-the-art processing facility located in Guadalupe, California. Cooling of produce is done through third parties and Apio Cooling, a separate company in which Apio has a 60% ownership interest and is the general partner.

Agricultural Seed Technology Business

The Company performs its batch coating operations in a leased facility in Oxford, Indiana. This facility is being used to coat other seed companies' inbred seed corn with the Company's Pollinator Plus corn seed coatings.

The Company has a pilot manufacturing facility in Indiana to support the commercialization of its Early Plant corn and for its Relay Cropping System for wheat/coated soybean products. This facility utilizes a continuous coating process that has increased seed coating capabilities by tenfold compared to the previous system using batch coaters. Landec Ag contracts for production of its hybrid seed corn from established seed producers.

General

Many of the raw materials used in manufacturing certain of the Company's products are currently purchased from a single source, including certain monomers used to synthesize Intelimer polymers and substrate materials for the Company's breathable membranes. In addition, a large majority of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer. Upon manufacturing scale-up of seed coating operations and as hybrid corn sales increase, the Company may enter into alternative supply arrangements. Although to date the Company has not experienced difficulty acquiring materials for the manufacture of its products nor has Landec Ag experienced difficulty in acquiring hybrid corn varieties, no assurance can be given that interruptions in supplies will not occur in the future, that the Company will be able to obtain substitute vendors, or that the Company will be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Any such interruption of supply could have a material adverse effect on the Company's ability to manufacture and distribute its products and, consequently, could materially and adversely affect the Company's business, operating results and financial condition.

Research and Development

Landec is focusing its research and development resources on both existing and new applications of its Intelimer technology. Expenditures for research and development for the fiscal year ended May 30, 2004, for the seven month period ended May 25, 2003, for the fiscal year ended October 27,

2002 and for the fiscal year ended October 28, 2001 were $3.7 million, $2.4 million, $3.7 million and $3.3 million, respectively. Research and development expenditures funded by corporate partners were $173,000 for the fiscal year ended May 30, 2004, $392,000 for the seven month period ended May 25, 2003, $975,000 for the fiscal year ended October 27, 2002 and $473,000 for the fiscal year ended October 28, 2001. The Company may continue to seek funds for applied materials research programs from U.S. government agencies as well as from commercial entities. The Company anticipates that it will continue to have significant research and development expenditures in order to maintain its competitive position with a continuing flow of innovative, high-quality products and services. As of May 30, 2004, Landec had 24 employees, including 5 with Ph.D.'s, engaged in research and development with experience in polymer and analytical chemistry, product application, product formulation, mechanical and chemical engineering.

Competition

The Company operates in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food packaging and agricultural companies is intense. In addition, the nature of the Company's collaborative arrangements and its technology licensing business may result in its corporate partners and licensees becoming competitors of the Company. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than the Company, and many have substantially greater experience in conducting field trials, obtaining regulatory approvals and manufacturing and marketing commercial products. There can be no assurance that these competitors will not succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by the Company or that would render the Company's technology and products obsolete and non-competitive.

Patents and Proprietary Rights

The Company's success depends in large part on its ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. The Company has been granted twenty-five U.S. patents with expiration dates ranging from 2006 to 2020 and has filed applications for additional U.S. patents, as well as certain corresponding patent applications outside the United States, relating to the Company's technology. The Company's issued patents include claims relating to compositions, devices and use of a class of temperature sensitive polymers that exhibit distinctive properties of permeability, adhesion and viscosity control. There can be no assurance that any of the pending patent applications will be approved, that the Company will develop additional proprietary products that are patentable, that any patents issued to the Company will provide the Company with competitive advantages or will not be challenged by any third parties or that the patents of others will not prevent the commercialization of products incorporating the Company's technology. Furthermore, there can be no assurance that others will not independently develop similar products, duplicate any of the Company's products or design around the Company's patents. Any of the foregoing results could have a material adverse effect on the Company's business, operating results and financial condition.

The commercial success of the Company will also depend, in part, on its ability to avoid infringing patents issued to others. The Company has received, and may in the future receive, from third parties, including some of its competitors, notices claiming that it is infringing third party patents or other proprietary rights. If the Company were determined to be infringing any third-party patent, the Company could be required to pay damages, alter its products or processes, obtain licenses or cease certain activities. In addition, if patents are issued to others which contain claims that compete or conflict with those of the Company and such competing or conflicting claims are ultimately determined to be valid, the Company may be required to pay damages, to obtain licenses to these patents, to develop or obtain alternative technology or to cease using such technology. If the Company is required to obtain any licenses, there can be no assurance that the Company will be able to do so on commercially favorable terms, if at all. The Company's failure to obtain a license to any technology that it may require to commercialize its products could have a material adverse impact on the Company's business, operating results and financial condition.

Litigation, which could result in substantial costs to the Company, may also be necessary to enforce any patents issued or licensed to the Company or to determine the scope and validity of third-party proprietary rights. If competitors of the Company prepare and file patent applications in the United States that claim technology also claimed by the Company, the Company may have to participate in interference proceedings declared by the U.S. Patent and Trademark Office to determine priority of invention, which could result in substantial cost to and diversion of effort by the Company, even if the eventual outcome is favorable to the Company. Any such litigation or interference proceeding, regardless of outcome, could be expensive and time consuming and could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from third parties or require the Company to cease using such technology and consequently, could have a material adverse effect on the Company's business, operating results and financial condition.

In addition to patent protection, the Company also relies on trade secrets, proprietary know-how and technological advances which the Company seeks to protect, in part, by confidentiality agreements with its collaborators, employees and consultants. There can be no assurance that these agreements will not be breached, that the Company will have adequate remedies for any breach, or that the Company's trade secrets and proprietary know-how will not otherwise become known or be independently discovered by others.

Government Regulations

The Company's products and operations are subject to regulation in the United States and foreign countries.

Food Products Technology Business

The Company's food packaging products are subject to regulation under the Food, Drug and Cosmetic Act ("FDC Act"). Under the FDC Act any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. Food additives may be substances added directly to food, such as preservatives, or substances that could indirectly become a component of food, such as waxes, adhesives and packaging materials.

A food additive, whether direct or indirect, must be covered by a specific food additive regulation issued by the FDA. The Company believes its proprietary Intelimer packaging technology products are not subject to regulation as food additives because these products are not expected to become a component of food under their expected conditions of use. If the FDA were to determine that the Company's Intelimer packaging technology products are food additives, the Company may be required to submit a food additive petition. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on the Company's business, operating results and financial condition.

The Company's agricultural operations are subject to a variety of environmental laws including the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those conducted by the Company, and there can be no assurance that the cost of compliance with environmental laws and regulations will not be material. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies thereunder, and further restrictions on the use of manufacturing chemicals could result in increased compliance costs.

The Company is subject to the United States Department of Agriculture ("USDA") rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in fines, injunctions, civil penalties, suspensions or withdrawal of regulatory approvals, product recalls, product seizures, including cessation of manufacturing and sales, operating restrictions and criminal prosecution.

Agricultural Seed Technology Business

The Company's agricultural products are subject to regulations of the USDA and the EPA. The Company believes its current Intellicoat seed coatings are not pesticides as defined in the Federal Insecticide, Fungicide and Rodenticide Act ("FIFRA") and are not subject to pesticide regulation requirements. The process of meeting pesticide registration requirements is lengthy, expensive and uncertain, and may require additional studies by the Company. There can be no assurance that future products will not be regulated as pesticides. In addition, the Company believes that its Intellicoat seed coatings will not become a component of the agricultural products which are produced from the seeds to which the coatings are applied and therefore are not subject to regulation by the FDA as a food additive. While the Company believes that it will be able to obtain approval from such agencies to distribute its products, there can be no assurance that the Company will obtain necessary approvals without substantial expense or delay, if at all.

Polymer Manufacture

The Company's manufacture of polymers is subject to regulation by the EPA under the Toxic Substances Control Act ("TSCA"). Pursuant to TSCA, manufacturers of new chemical substances are required to provide a Pre-Manufacturing Notice ("PMN") prior to manufacturing the new chemical substance. After review of the PMN, the EPA may require more extensive testing to establish the safety of the chemical, or limit or prohibit the manufacture or use of the chemical. To date, PMNs submitted by the Company have been approved by the EPA without any additional testing requirements or limitation on manufacturing or use. No assurance can be given that the EPA will grant similar approval for future PMNs submitted by the Company.

Other

The Company and its products under development may also be subject to other federal, state and local laws, regulations and recommendations. Although Landec believes that it will be able to comply with all applicable regulations regarding the manufacture and sale of its products and polymer materials, such regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. There can be no assurance that future changes in regulations or interpretations made by the FDA, EPA or other regulatory bodies, with possible retroactive effect, relating to such matters as safe working conditions, laboratory and manufacturing practices, environmental controls, fire hazard control, and disposal of hazardous or potentially hazardous substances will not adversely affect the Company's business. There can also be no assurance that the Company will not be required to incur significant costs to comply with such laws and regulations in the future, or that such laws or regulations will not have a material adverse effect upon the Company's ability to do business. Furthermore, the introduction of the Company's products in foreign markets may require obtaining foreign regulatory clearances. There can be no assurance that the Company will be able to obtain regulatory clearances for its products in such foreign markets.

Employees

As of May 30, 2004, Landec had 159 full-time employees, of whom 45 were dedicated to research, development, manufacturing, quality control and regulatory affairs and 114 were dedicated to sales, marketing and administrative activities. Landec intends to recruit additional personnel in connection with the development, manufacturing and marketing of its products. None of Landec's employees is represented by a union, and Landec believes relationships with its employees are good.

Available Information

Landec's Web site is http://www.landec.com. Landec makes available free of charge its annual, quarterly and current reports, and any amendments to those reports, as soon as reasonably practicable after electronically filing such reports with the SEC. Information contained on our website is not part of this Report.

Item 2. *Properties*

The Company owns or leases properties in Menlo Park and Guadalupe, California; West Lebanon, Oxford and Monticello, Indiana and Danville, Illinois.

These properties are described below:

Location	Business Segment	Ownership	Facilities	Acres of Land	Lease Expiration
Menlo Park, CA	Other	Leased	10,400 square feet of office and laboratory space	—	12/31/06
Monticello, IN	Agricultural Seed Technology	Owned	19,400 square feet of office space	0.5	—
West Lebanon, IN	Agricultural Seed Technology	Owned	4,000 square feet of warehouse and manufacturing space	—	—
Oxford, IN	Agricultural Seed Technology	Leased	13,400 square feet of laboratory and manufacturing space	—	6/30/05
Danville, IL	Agricultural Seed Technology	Leased	200,000 square feet of warehouse space	—	12/31/08
Guadalupe, CA	Food Products Technology	Owned	106,000 square feet of office space, manufacturing and cold storage	11.6	—

There are bank liens encumbering all of the Company's owned land and buildings.

Item 3. *Legal Proceedings*

The Company is currently not a party to any material legal proceedings.

Item 4. *Submission of Matters to a Vote of Security Holders*

There were no matters submitted to a vote of security holders during the fourth quarter of the Company's fiscal year ended May 30, 2004.

PART II

Item 5. ***Market for Registrant's Common Equity and Related Stockholder Matters***

The Common Stock is traded on the Nasdaq National Market under the symbol "LNDC". The following table sets forth for each period indicated the high and low sales prices for the Common Stock as reported on the Nasdaq National Market.

Fiscal Year Ended May 30, 2004	High	Low
4th Quarter ending May 30, 2004	$9.16	$5.97
3rd Quarter ending February 29, 2004	$8.25	$5.57
2nd Quarter ending November 30, 2003	$6.60	$3.56
1st Quarter ending August 31, 2003	$4.87	$3.01
Seven Months Ended May 25, 2003	**High**	**Low**
One month ending May 25, 2003	$3.13	$2.36
2nd Quarter ending April 27, 2003	$3.01	$2.25
1st Quarter ending January 26, 2003	$2.99	$1.54
Fiscal Year Ended October 27, 2002	**High**	**Low**
4th Quarter ending October 27, 2002	$3.64	$1.51
3rd Quarter ending July 28, 2002	$4.40	$3.00
2nd Quarter ending April 28, 2002	$4.24	$3.30
1st Quarter ending January 27, 2002	$5.70	$2.81

There were approximately 109 holders of record of 23,184,520 shares of outstanding Common Stock as of July 15, 2004. Since certain holders are listed under their brokerage firm's names, the actual number of shareholders is higher. The Company has not paid any dividends on the Common Stock since its inception. The Company presently intends to retain all future earnings, if any, for its business and does not anticipate paying cash dividends on its Common Stock in the foreseeable future.

The information under the heading "Equity Compensation Plan Information" in our definitive Proxy Statement for our 2004 Annual Meeting of Shareholders to be held on September 30, 2004, is incorporated by reference into Item 5 of this report.

Item 6. ***Selected Financial Data***

The information set forth below is not necessarily indicative of the results of future operations and should be read in conjunction with the information contained in Item 7—"Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements contained in Item 8 of this report.

	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000	Year Ended October 31, 1999
			(Unaudited)				
				(in thousands)			
Statement of Operations Data:							
Revenues:							
Product sales	$185,664	$ 98,689	$ 96,513	$152,958	$141,314	$129,457	$19,926
Services revenue	5,791	12,784	15,882	26,827	48,429	66,809	—
License fees	88	357	1,274	2,330	374	374	750
Research, development and royalty revenues	549	429	402	1,040	529	586	770
Total revenues	192,092	112,259	114,071	183,155	190,646	197,226	21,446
Cost of revenue:							
Cost of product sales	158,911	82,339	80,680	131,352	122,081	110,594	12,016
Cost of services revenue	3,390	9,216	12,505	20,463	40,751	56,621	—
Total cost of revenue	162,301	91,555	93,185	151,815	162,832	167,215	12,016
Gross profit	29,791	20,704	20,886	31,340	27,814	30,011	9,430
Operating costs and expenses:							
Research and development	3,732	2,380	2,094	3,664	3,270	3,444	4,653
Selling, general and administrative	22,004	14,923	16,217	26,418	27,398	26,927	8,523
Exit of domestic commodity vegetable business	—	1,095	—	—	—	—	—
Exit of fruit processing business	—	—	—	—	—	525	—
Total operating costs and expenses	25,736	18,398	18,311	30,082	30,668	30,896	13,176
Operating profit (loss)	4,055	2,306	2,575	1,258	(2,854)	(885)	(3,746)
Interest income	164	144	177	247	617	873	290
Interest expense	(811)	(642)	(1,097)	(1,551)	(2,789)	(2,083)	—
Minority interest expense	(537)	(235)	(224)	(525)	(28)	(101)	—
Other income, net	29	218	71	772	216	126	—
Income (loss) from continuing operations	2,900	1,791	1,502	201	(4,838)	(2,070)	(3,456)
Discontinued Operations:							
(Loss) income from discontinued operations	—	—	—	—	(537)	(14)	687
Loss on disposal of operations	—	—	—	(1,688)	(2,500)	—	—
(Loss) income from discontinued operations	—	—	—	(1,688)	(3,037)	(14)	687
Net income (loss) before cumulative effect of change in accounting	2,900	1,791	1,502	(1,487)	(7,875)	(2,084)	(2,769)
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	—	(1,914)	—
Net income (loss)	$ 2,900	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)	$(2,769)
Net income (loss)	$ 2,900	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)	$ (3,998)	$(2,769)
Dividends on Series B preferred stock	(464)	(219)	(202)	(412)	—	—	—
Net income (loss) applicable to common shareholders	$ 2,436	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)	$ (3,998)	$(2,769)

	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002	Year Ended October 28, 2001	Year Ended October 29, 2000	Year Ended October 31, 1999
			(Unaudited)				
	(in thousands, except per share data)						
Statement of Operations Data:							
Basic net income (loss) per share:							
Continuing operations	$ 0.11	$ 0.08	$ 0.07	$ (0.01)	$ (0.29)	$ (0.13)	$ (0.26)
Discontinued operations	—	—	—	(0.09)	(0.19)	—	0.05
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	—	(0.12)	—
Basic net income (loss) per share	$ 0.11	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)	$ (0.25)	$ (0.21)
Diluted net income (loss) per share:							
Continuing operations	$ 0.12	$ 0.07	$ 0.06	$ (0.01)	$ (0.29)	$ (0.13)	$ (0.26)
Discontinued operations	—	—	—	(0.09)	(0.19)	—	0.05
Cumulative effect of change in accounting for upfront license fee revenue	—	—	—	—	—	(0.12)	—
Diluted net income (loss) per share	$ 0.12	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)	$ (0.25)	$ (0.21)
Pro forma amounts assuming the change in accounting for upfront license fee revenue is applied retroactively:							
Net income (loss) applicable to common shareholders	$2,493	$1,572	$1,300	$(1,899)	$(7,875)	$(2,084)	$(3,145)
Basic net income (loss) per share	$ 0.11	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)	$ (0.13)	$ (0.24)
Diluted net income (loss) per share	$ 0.12	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)	$ (0.13)	$ (0.24)
Shares used in per share computation:							
Basic	21,396	20,948	17,777	18,172	16,371	15,796	13,273
Diluted	23,556	22,626	21,082	18,172	16,371	13,273	13,273

	May 30, 2004	May 25, 2003	October 27, 2002	October 28, 2001	October 29, 2000	October 31, 1999
	(in thousands)					
Balance Sheet Data:						
Cash and cash equivalents	$ 6,458	$ 3,699	$ 7,849	$ 8,695	$ 8,636	$ 2,399
Total assets	93,007	96,887	107,803	120,122	128,165	36,097
Debt	8,996	13,494	17,543	33,416	26,350	—
Convertible preferred stock	—	5,531	14,461	14,049	9,149	—
Accumulated deficit	(55,292)	(57,728)	(59,300)	(57,401)	(49,526)	(45,528)
Total shareholders' equity	61,549	57,903	55,963	49,839	52,178	31,761

Item 7. ***Management's Discussion and Analysis of Financial Condition and Results of Operations***

The following discussion should be read in conjunction with the Company's Consolidated Financial Statements contained in Item 8 of this report. Except for the historical information contained herein, the matters discussed in this report are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward-looking statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, those mentioned in this report and, in particular, the factors described below under "Additional Factors That May Affect Future Results." Landec undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may arise after the date of this report.

Overview

Since its inception in October 1986, the Company has been engaged in the research and development of its Intelimer technology and related products. The Company has launched four product lines from this core development—QuickCast™ splints and casts, in April 1994, which was subsequently sold to Bissell Healthcare Corporation in August 1997; Intelimer packaging technology for the fresh-cut and whole produce packaging market, in September 1995; Intelimer Polymer Systems in June 1997 that includes polymer materials for various industrial applications and beginning in November 2003 for personal care applications; and Intellicoat coated inbred corn seeds in the Fall of 1999.

With the acquisition of Apio in December 1999 and Landec Ag in September 1997, the Company is focused on two core businesses—Food Products Technology and Agricultural Seed Technology. The Food Products Technology segment combines the Company's Intelimer packaging technology with Apio's fresh-cut and whole produce business. The Agricultural Seed Technology segment integrates the Intellicoat seed coating technology with Landec Ag's direct marketing, telephone sales and e-commerce distribution capabilities. The Company also operates a Technology Licensing/Research and Development business which develops products to be licensed outside of the Company's core businesses. See "Business—Description of Core Business".

From inception through May 30, 2004, the Company's accumulated deficit was $55.3 million. The Company may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that the Company will be able to sustain profitability in future years.

Critical Accounting Policies and Use of Estimates

Use of Estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ materially from those estimates. The judgements and assumptions used by management are based on historical experience and other factors, which are believed to be reasonable under the circumstances.

Notes and Advances Receivables

Apio has made advances to fruit growers for the development of orchards, and to produce growers for crop and harvesting costs. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes receivable and advances are secured by perfected liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance. If crop prices or the fair value of the underlying security declines the Company may be unable to fully recoup its note or advance receivable and the estimated losses would rise in the current period, potentially to the extent of the total note or advance receivable.

Investments in Farming Activities

Investments in farming activities consist of cash advances to growers for expenses to be incurred during the growing season, in exchange for a percentage ownership in the proceeds of the crops. Net income or loss is generally recognized on these investments based on the Company's percentage ownership of the net proceeds of the crops as fields are harvested and proceeds are settled. These investments are periodically reviewed for impairment (at least quarterly). Additionally, certain farming agreements contain provisions wherein the Company bears the risk of loss if the net proceeds from the crops are not sufficient to cover the expense incurred. If crop prices decline the Company may be unable to fully recoup its investment and the estimated losses would rise in the current period, potentially to the extent of the total investment.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. Bad debt losses are partially mitigated due to low risks related to the fact that the Company's customers are predominantly large financially sound national and regional retailers and because the Company carries foreign credit insurance to cover a portion of its foreign receivables exposure.

Inventories

Inventories are stated at the lower of cost or market. If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unusable inventory and an additional reserve, based on historical losses, for inventory considered to be useable.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts. If actual future returns and allowances differ from past experience, additional allowances may be required.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 101, Revenue Recognition in Financial Statements, (SAB 101). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SAB 101. The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000, the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). During the fiscal year ended May 30, 2004 and for the seven months ended May 25, 2003, and for fiscal years ended October 27, 2002 and October 28, 2001, $88,000, $51,000, $302,000 and $374,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 per year for 2005 through 2012, and $21,000 for fiscal year 2013.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Goodwill and Other Intangible Asset Impairment

The Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets*, effective October 29, 2001 and is required to evaluate its goodwill and indefinite lived intangible assets for impairment annually. This evaluation incorporates a variety of estimates including the fair value of the Company's operating segments. If the carrying value of an operating segment's assets exceeds the estimated fair value, the Company would likely be required to record an impairment loss, possibly for the entire carrying balance of goodwill and intangible assets. To date no impairment losses have been incurred.

Recent Accounting Pronouncements

Accounting for Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46 ("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. The adoption of FIN 46 did not have an impact on our financial position, cash flows or results of operations.

Employer's Disclosure about Pensions and Other Post-Retirement Benefits

In December 2003, the FASB issued revised SFAS No. 132 (revised 2003), "Employer's Disclosure about Pensions and Other Post-Retirement Benefits." SFAS 132(R) revised employers' disclosure about pension plans and other post-retirement benefit plans. SFAS 132(R) requires additional disclosures in annual financial statements about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The adoption of SFAS No. 132 did not have an impact on our financial position, cash flows or results of operations.

Results of Operations

The Company's results of operations reflect only the continuing operations of the Company and do not include the results of the discontinued Dock Resins operation.

Twelve Months Ended May 30, 2004 Compared to Twelve Months Ended May 25, 2003 (the twelve months ended May 25, 2003 amounts are unaudited and presented for comparative purposes only)

Revenues (in thousands):

	Fiscal Year ended May 30, 2004	Twelve months ended May 25, 2003 (Unaudited)	Change
Apio Value Added	$101,067	$ 82,447	23%
Apio Trading	59,311	47,989	24%
Apio Bananas	1,715	4,540	(62)%
Apio Service	5,793	23,122	(75)%
Total Apio	167,886	158,098	6%
Landec Ag	23,641	21,014	13%
Corporate	565	2,230	(75)%
Total Revenues	$192,092	$181,342	6%

Apio Value Added

Apio's value-added revenues consist of revenues generated from the sale of specialty packaged fresh-cut and whole value-added processed vegetable products that are washed and packaged in our proprietary packaging and sold under Apio's Eat Smart brand and the Dole brand.

The increase in Apio's value-added revenues for the fiscal year ended May 30, 2004 compared to the same periods last year is due to increased product offerings, increased sales to existing customers and the addition of new customers. Specifically, sales of Apio's value-added 12-ounce specialty packaged retail product line grew 44% and sales of Apio's value-added vegetable tray products grew 84% during the fiscal year ended May 30, 2004 compared to the same period last year. Overall value-added sales volume increased 23% during the fiscal year ended May 30, 2004 compared to the same period last year.

Apio Trading

Apio trading revenues consist of revenues generated from the purchase and sale of primarily whole commodity fruit and vegetable products to Asia through Apio's export company, Cal-Ex and from the purchase and sale of whole commodity fruit and vegetable products domestically to Wal-Mart. The export portion of trading revenues for fiscal year 2004 was $48.7 million or 82% of total trading revenues.

The increase in revenues in Apio's trading business for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to changes in the provisions of certain export contracts. Based on these revised contracts, the Company now takes title to the products and therefore recognizes the revenue at its gross sales value rather than recording only the commission portion as revenue as it had done in the prior year before the changes in the provisions on certain of these contracts had been completed. In addition, export sales volumes were higher by 14% for the fiscal year ended May 30, 2004 compared to the same period last year.

Apio Bananas

Apio banana revenues consist of revenues generated from the sale of bananas in our proprietary packaging. During fiscal year 2004, bananas have been sold almost exclusively to food service companies whereas in the prior year there were also product sales to retail grocery chains.

The decrease in revenues from the sale of bananas for the fiscal year ended May 30, 2004 compared to the same period last year was due to the Company not selling bananas to retail grocery stores in fiscal year 2004 resulting in a 46% decrease in the unit volume of bananas sold. This decrease was due to the Company focusing on selling bananas to food service companies and developing alternative packaging formats during fiscal year 2004. During the fourth fiscal quarter of 2004, Apio began to transition from sourcing its own bananas to working with banana shippers who will package their bananas in Landec's packaging and sell those packaged bananas to food service and retail customers.

Apio Service

Prior to its sale on June 30, 2003, Apio operated a domestic commodity vegetable business that marketed and sold whole produce for growers. Apio charged a per carton service fee for marketing and selling these whole commodity products. Subsequent to June 30, 2003, Apio's service revenues consist of revenues generated from Apio Cooling, LP, a vegetable cooling operation in which Apio is the general partner with a 60% ownership position.

The decrease in service revenues during the fiscal year ended May 30, 2004 compared to the same period last year is directly attributable to the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Landec Ag

Landec Ag revenues consist of revenues generated from the sale of hybrid seed corn to farmers under the Fielder's Choice Direct® brand and from the sale of Intellicoat coated corn and soybean seeds to farmers and seed companies. For the fiscal year ended May 30, 2004 and the twelve month period ended May 25, 2003, over 95% of Landec Ag's revenues were from the sale of hybrid seed corn under the Fielder's Choice brand.

The increase in revenues at Landec Ag during the fiscal year ended May 30, 2004 compared to the same period last year is due to a change in product mix to higher priced hybrid corn varieties that resulted in a 16% increase in the average price per unit.

Corporate

Corporate revenues consist of revenues generated from partnering with others under research and development agreements and supply agreements and from fees for licensing our proprietary Intelimer technology to others and from the corresponding royalties from these license agreements.

The decrease in Corporate revenues for the fiscal year ended May 30, 2004 compared to the same period of the prior year is due primarily to a decrease in revenues from the $2.0 million licensing agreement with UCB Chemicals Corporation ("UCB") entered into in December 2001 which was recognized to revenue ratably over a 12-month period through December 2002 and from the completion of the research and development agreement with a medical device company in June 2003.

Gross Profit (in thousands):

	Fiscal Year ended May 30, 2004	Twelve months ended May 25, 2003 (Unaudited)	Change
Apio Value Added	$15,792	$11,531	37%
Apio Trading	2,898	3,002	(3)%
Apio Bananas	(862)	(476)	81%
Apio Service	2,403	6,178	(61)%
Total Apio	20,231	20,235	—
Landec Ag	9,086	8,693	5%
Corporate	474	2,230	(79)%
Total Gross Profit	$29,791	$31,158	(4)%

General

There are numerous factors that can influence gross profits including product mix, customer mix, manufacturing costs (raw materials, such as fresh produce, corn seed, polymer materials and packaging, labor and overhead), volume, sale discounts and charges for excess or obsolete inventory, to name a few. Many of these factors influence or are interrelated with other factors. Therefore, it is difficult to precisely quantify the impact of each item individually. The following discussion surrounding gross profits includes management's best estimates of the reasons for the changes for the fiscal year ended May 30, 2004 compared to the same period last year as outlined in the table above.

Apio Value-Added

The increase in gross profits for Apio's value-added specialty packaged vegetable business for the fiscal year ended May 30, 2004 compared to the same period last year was due to (1) a 23% increase in value-added sales during fiscal year 2004, (2) product mix changes to higher margin products such as vegetable trays and (3) improved manufacturing efficiencies through further automation of Apio's production process. These increases in gross profits were partially offset by produce shortages in late December 2003 and most of January 2004 which reduced gross profits by $1.5 million.

Apio Trading

Apio's trading business is a buy/sell business that realizes a commission-based margin in the 4-6% range. The decrease in gross profits during the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to a sales mix change to lower margin fruit products from higher margin broccoli products.

Apio Bananas

The decrease in gross profits for Apio's banana business for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to Apio only selling bananas in its proprietary packaging to a few food service companies during fiscal year 2004 versus selling bananas to both food service companies and retail grocery chains in 2003. In addition, food service companies often do not purchase the entire container load of bananas that Apio has had shipped from Central America. When this occurs, Apio has to sell the remaining bananas on the open market at prices that do not cover its full costs and recognizes negative gross profits on the sale of those bananas. During the fourth fiscal quarter of 2004, Apio began to transition from sourcing its own bananas to working with banana shippers who will package their bananas in Landec's packaging and sell those packaged bananas to food service and retail customers.

Apio Service

The decrease in Apio's service business gross profits during the fiscal year ended May 30, 2004 compared to the same period last year was directly attributable to the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Landec Ag

The increase in gross profits for Landec Ag for the fiscal year ended May 30, 2004 compared to the same period last year was due to the increase in revenues, partially offset by higher royalty fees on corn seed hybrids with traits, such as genetics or certain chemicals, resulting in lower gross profits as a percentage of sales in fiscal year 2004 compared to the same period last year.

Corporate

The decrease in gross profits for Corporate for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to the $2.0 million licensing agreement with UCB, which was entered into in December 2001, being recognized to gross profits ratably over a 12-month period through December 2002 and from the completion of the research and development agreement with a medical device company in June 2003.

Operating Expenses (in thousands):

	Fiscal Year ended May 30, 2004	Twelve months ended May 25, 2003 (unaudited)	Change
Research and Development:			
Apio	$ 1,326	$ 1,541	(14)%
Landec Ag	1,057	1,135	(7)%
Corporate	1,349	1,274	6%
Total R&D	$ 3,732	$ 3,950	(6)%
Selling, General and Administrative:			
Apio	$12,418	$16,630	(25)%
Landec Ag	6,817	6,849	—
Corporate	2,769	2,741	1%
Total S,G&A	$22,004	$26,220	(16)%

Research and Development

Landec's research and development expenses consist primarily of expenses involved in the development and process scale-up initiatives as well as legal fees associated with protecting Landec's intellectual property (patents, trademarks, etc.). Research and developments efforts at Apio are focused on the Company's proprietary breathable membranes used for packaging produce, with recent focus on extending the shelf life of bananas. At Landec Ag, the research and development efforts are focused on the Company's proprietary Intellicoat coatings for seeds, primarily corn seed. At Corporate, the research and development efforts are focused on uses for the proprietary Intelimer polymers outside of food and agriculture.

The decrease in research and development expenses for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to lower research and development expenses associated with the Company's specialty packaging banana program as the focus of the program has shifted to market testing of the packaging technology and developing collaborative supply arrangements with banana shippers.

Selling, General and Administrative

Selling, general and administrative expenses consist primarily of sales and marketing expenses associated with Landec's product sales and services, business development expenses and staff and administrative expenses.

The decrease in selling, general and administrative expenses for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to a decrease in selling, general and administrative expenses at Apio as a result of the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Other (in thousands):

	Fiscal Year ended May 30, 2004	Twelve months ended May 25, 2003 (unaudited)	Change
Interest Income	$ 164	$ 215	(24)%
Interest Expense	(811)	(1,096)	(26)%
Minority Interest Expense	(537)	(534)	1%
Other Income	29	916	(97)%
Total Other Expense	$(1,155)	$ (499)	131%

Interest Income

The decrease in interest income for the fiscal year ended May 30, 2004 compared to the same period last year was due to a reduction in interest bearing notes receivable at Apio.

Interest Expense

The decrease in interest expense during the fiscal year ended May 30, 2004 compared to the same period last year was due to the Company using cash generated from operations to pay down debt and thus lowering interest expenses.

Minority Interest Expense

The minority interest expense consists of the minority interest associated with the limited partners' equity interest in the net income of Apio Cooling, LP.

Other

Other consists of non-operating income and expenses such as the gain or loss on the sale of assets.

The increase in the net other expense for the fiscal year ended May 30, 2004 compared to the same period last year was primarily due to a decrease in income recognized during fiscal year 2004 compared to the same period last year. During the twelve months ended May 25, 2003, other income included a $436,000 gain from the sale of Apio's fruit processing facility, $160,000 in farm equipment rental income associated with the domestic commodity vegetable business sold in June 2003 and other miscellaneous credits.

Seven Months Ended May 25, 2003 Compared to Seven Months Ended June 2, 2002 (unaudited)

Total revenues for the seven months ended May 25, 2003 were $112.3 million compared to $114.1 million during the same period in 2002. Revenues from product sales and services for the seven months ended May 25, 2003 decreased to $111.5 million from $112.4 million during the same period of 2002 due primarily to decreased revenues in (1) Apio's "fee-for-service" commodity business which decreased to $12.8 million during the seven months ended May 25, 2003 compared to $15.9 million in revenues during the same period of 2002 as a result of the Company focusing on its value added business, (2) Apio's export business which decreased to $17.9 million during the seven months ended May 25, 2003 compared to $21.6 million during the same period of 2002 as a result of decreased sales of broccoli and fruit to Asia and (3) Apio's banana business which decreased to $1.7 million during the seven months ended May 25, 2003 compared to $3.1 million for the same period of 2002 as a result of reduced retail sales as the Company prepared for market trials. These decreases in revenue were partially offset by increased revenues in Apio's value added fresh-cut and whole vegetable produce business which increased to $54.3 million during the seven months ended May 25, 2003 from $47.1 million in the same period of 2002 as a result of increased product offerings, increased sales to existing customers and the addition of new customers. In addition, Landec Ag revenues increased to $21.0 million during the seven months ended May 25, 2003 from $19.5 million in the same period of 2002 due to a change in product mix to higher revenue products. Revenues from license fees decreased to $357,000 for the seven months ended May 25, 2003 from $1.3 million for the same period of 2002 due primarily to a decrease in revenues from the $2.0 million licensing agreement with UCB Chemicals Corporation entered into in December 2001 which was recognized ratably over a 12-month period through December 2002. Revenues from research and development funding for the seven months ended May 25, 2003 increased to $429,000 from $402,000 during the same period of 2002.

Cost of product sales and services consists of material, labor and overhead. Cost of product sales and services was $91.6 million for the seven months ended May 25, 2003 compared to $93.2 million for the same period of 2002. Gross profit from product sales and services as a percentage of revenue from product sales and services increased to 18% during the seven months ended May 25, 2003 from 17% during the same period of 2002. The increase in the gross margin percentage during the seven months ended May 25, 2003 compared to the same period of 2002 was due to higher margins in Apio's value added vegetable business. Excluding the impact from farming activities, gross margins from product sales and services for the seven months ended May 25, 2003 would have been 19% compared to 16% during the same period of 2002. During the seven months ended May 25, 2003, the Company realized losses from farming activities associated with its commodity business of $1.1 million compared to income from farming activities of $926,000 for the seven months ended June 2, 2002. Overall gross profit was virtually flat at $20.7 million for the seven months ended May 25, 2003 compared to $20.9 million for the same period of 2002.

Research and development expenses increased to $2.4 million for the seven months ended May 25, 2003 compared to $2.1 million during the same period of 2002, an increase of 14%. The increases in research and development expenses during the seven months ended May 25, 2003 compared to the same period of 2002 was primarily due to efforts being spent to develop the Company's banana and seed technologies.

Selling, general and administrative expenses were $14.9 million for the seven months ended May 25, 2003 compared to $16.2 million for the same period of 2002, a decrease of 8%. The decrease in selling, general and administrative expenses during the seven months ended May 25, 2003 compared to the same period of 2002 is primarily due to a decrease in selling, general and administrative expenses at Apio resulting from its cost reduction efforts. For the seven months ended May 25, 2003 sales and marketing expenses decreased to $5.5 million from $6.0 million during the same period of 2002.

Effective June 30, 2003, the Company sold certain assets related to its former domestic commodity vegetable business to Apio Fresh, LLC, in exchange for notes receivable, a long-term produce supply agreement for the Company's value-added specialty packaging business and a per carton royalty for use of Apio's brand names based on units sold by Apio Fresh, LLC. As a result of no longer being in the domestic commodity vegetable business, the Company recorded a $1.1 million charge at May 25, 2003, primarily for the write down of inventories and notes receivable associated with the domestic commodity vegetable business.

Interest income for the seven months ended May 25, 2003 was $144,000 compared to $177,000 for the same period of 2002. Interest expense for the seven months ended May 25, 2003 was $642,000 compared to $1.1 million for the same period of 2002. The decrease in interest expense is due to using cash generated from operations, the sale of non-strategic assets and from past equity financings to pay down debt and thus lower interest expenses.

Fiscal Year Ended October 27, 2002 Compared to Fiscal Year Ended October 28, 2001

Total revenues were $183.2 million for fiscal year 2002, compared to $190.6 million for fiscal year 2001. Revenues from product sales and services decreased to $179.8 million in fiscal year 2002 from $189.7 million in fiscal year 2001. The decrease in product sales and service revenues was primarily due to decreased revenues from Apio's "fee for service" whole produce business, which decreased from $48.4 million in fiscal year 2001 to $26.8 million during fiscal year 2002. The decrease in the "fee-for-service" whole produce business is primarily due to the Company's decision during the third quarter of fiscal year 2001 to exit the cash, labor and equipment-intensive field harvesting and packing operations of its "fee-for-service" business, which resulted in decreased volumes during fiscal year 2002 as compared to fiscal year 2001. The decrease in Apio's "fee-for-service" revenue was partially offset by an increase in revenues from Apio's value-added specialty packaging business which increased to $84.0 million in fiscal year 2002 from $70.4 million in fiscal year 2001. In addition, revenues from Landec Ag increased to $19.4 million in fiscal year 2002 from $16.2 million in fiscal year 2001. The increase in Landec Ag revenues was due to an increase in sales volume and a higher average selling price per unit. Revenues from research, development and royalties increased to $1.0 million in fiscal year 2002 compared to $529,000 for fiscal year 2001. Revenues from license fees increased to $2.3 million in fiscal year 2002 compared to $374,000 for fiscal year 2001. The increases in research, development, royalties and license fee revenues were due to the Company entering into new collaborations with UCB in December 2001 and with a major medical device company in April 2002.

Cost of product sales and services was $151.8 million for fiscal year 2002 compared to $162.8 million for fiscal year 2001. Gross profit from product sales and services as a percentage of revenue from product sales and services increased to 16% in fiscal year 2002 compared to 14% in fiscal year 2001. Overall gross profit increased to $31.3 million in fiscal year 2002 from $27.8 million in fiscal year 2001. This increase was primarily due to a $1.4 million gross profit increase at Landec Ag which increased its gross profit to $8.0 million in fiscal year 2002 from $6.6 million in fiscal year 2001. In addition, gross profit from Landec's licensing business increased $2.4 million to $3.1 million in fiscal year 2002 from $697,000 in fiscal year 2001. Apio's gross profit decreased slightly to $20.2 million in fiscal year 2002 from $20.5 million in fiscal year 2001. This decrease was due to several offsetting reasons; 1) in fiscal year 2002 Apio realized income from farming of $1.1 million compared to a loss of $2.0 million in fiscal year 2001, 2) higher crop sourcing costs of approximately $2.5 million during fiscal year 2002 as compared to fiscal year 2001 due to the unusually cold winter in the desert areas of California and Arizona, 3) lower volumes in the "fee-for-service" business during fiscal year 2002 as compared to fiscal year 2001 as a result of discontinuing the field harvesting and packing operations of the business in the third quarter of fiscal year 2001 resulting in a $1.3 million decrease in gross profit, and 4) losses of $400,000 from the initial launch of the banana packaging technology.

Research and development expenses increased to $3.7 million in fiscal year 2002 from $3.3 million in fiscal year 2001. The increase in research and development expenses was due to increased development costs associated with the Company's banana program.

Selling, general and administrative expenses were $26.4 million for fiscal year 2002 compared to $27.4 million for fiscal year 2001, a decrease of 4%. Selling, general and administrative expenses decreased during fiscal year 2002 as compared to fiscal year 2001 primarily due to intangible amortization expenses decreasing $2.6 million as a result of the adoption of SFAS 142. This decrease was partially offset by increased selling, general and administrative expenses at Apio as a result of expenses related to Apio's new ERP business operating system. Specifically, sales and marketing expenses decreased to $10.3 million for fiscal year 2002 from $10.9 million for fiscal year 2001.

Interest income for fiscal year 2002 was $247,000 compared to $617,000 for fiscal year 2001. This decrease in interest income was due principally to lower market interest rates and a lower interest-bearing notes receivable balance. Interest expense for fiscal year 2002 was $1.6 million compared to $2.8 million for fiscal year 2001. The decrease in interest expense was primarily due to having a lower average debt balance outstanding during fiscal year 2002 due to paying down debt by nearly $16.0 million during fiscal year 2002.

Liquidity and Capital Resources

As of May 30, 2004, the Company had cash and cash equivalents of $6.5 million, a net increase of $2.8 million from $3.7 million at May 25, 2003.

Cash Flow from Operating Activities

Landec generated $8.1 million of cash flow from operating activities during fiscal year 2004 compared to using $1.6 million from operating activities for the twelve months ended May 25, 2003. The primary sources of cash during the fiscal year ended May 30, 2004 were from a decrease in accounts and notes receivable from improved collection efforts at Apio and from the sale of Apio's domestic commodity vegetable business on June 30, 2003. The primary uses of cash in operating activities were from the reduction in payables and accrued liabilities primarily due to the sale of Apio's domestic commodity vegetable business on June 30, 2003.

Cash Flow from Investing Activities

Net cash used in investing activities for the year ended May 30, 2004 was $1.4 million compared to cash generated from investing activities of $9.0 million for the same period last year. The high amount of cash generated from investing activities in the prior period was due to the sale of Dock Resins in October 2002. The primary uses of cash from investing activities in fiscal year 2004 were for the purchase of $3.4 million of property and equipment. In addition, $2.4 million of restricted cash was released from the escrow pursuant to the Dock Resins Stock Purchase Agreement and from the repayment of a capital lease obligation and became available for use as funds.

Cash Flow from Financing Activities

Net cash used in financing activities for the fiscal year ended May 30, 2004 was $3.9 million compared to $5.7 million for the same period last year. The cash was used to repay debt.

Capital Expenditures

During the fiscal year ended May 30, 2004, Landec purchased vegetable processing equipment and expanded its processing facility to support the growth of Apio's value added business. These expenditures represented the majority of the $3.4 million of equipment purchased.

Debt

In August 2003, Apio entered into a new $12 million working capital line and a $3 million equipment line (the "Lines") with Wells Fargo Business Credit, Inc. ("Wells Fargo"). All amounts outstanding under Apio's loan agreement with Bank of America were paid off using the new Wells Fargo working capital line. The term of the Lines is three years expiring on July 31, 2006. During fiscal year 2004, the interest rate was calculated based on the prime rate plus 1%, or 5% on an annual basis. Subsequent to the end of fiscal year 2004, the interest rate is being calculated based on the prime rate plus .25%, currently 4.5% on an annual basis. The Lines contain restrictive covenants that require Apio to meet certain financial tests including minimum levels of net income, minimum debt coverage ratio, minimum net worth and maximum capital expenditures. Apio was in compliance with all of the loan covenants throughout fiscal year 2004. The Lines limit the ability of Apio to make cash payments to Landec if certain conditions, as defined in the agreements, are not met. Landec has pledged substantially all of the assets of Apio to secure the Lines. As of May 30, 2004, $5.3 million was outstanding under the Lines.

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.50%, currently 4.75% on an annual basis. The line of credit contains certain restrictive covenants, which, among other things, restrict the ability of Landec Ag to make payments on debt owed by Landec Ag to Landec. Landec Ag was in compliance with all of the loan covenants throughout fiscal year 2004. Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 30, 2004, no amounts were outstanding under Landec Ag's revolving line of credit.

At May 30, 2004, Landec's total debt, including current maturities and capital lease obligations, was $9.0 million and the total debt to equity ratio was 15% as compared to 23% at May 25, 2003. Of this debt, approximately $5.3 million was comprised of revolving lines of credit and approximately $3.7 million was comprised of term debt and capital lease obligations, $2.2 million of which is mortgage debt on Apio's manufacturing facilities. The amount of debt outstanding on the Company's revolving lines of credit fluctuates over time. Borrowings on Landec's lines of credit are expected to vary with seasonal requirements of the Company's businesses. In addition, in connection with Landec's acquisition of Apio, Landec has remaining obligations to pay the former owners of Apio $1.2 million (recorded at $1.1 million on a discounted basis) during the third quarter of fiscal year 2005.

Contractual Obligations

The Company's material contractual obligations for the next five years and thereafter as of May 30, 2004, are as follows (in thousands):

	Due in Fiscal Year Ended May						
Obligation	**Total**	**2005**	**2006**	**2007**	**2008**	**2009**	**Thereafter**
Lines of Credit	$ 5,317	$5,317	$ —	$ —	$ —	$ —	$ —
Long-term Debt	3,556	1,460	159	134	139	144	1,520
Capital Leases	123	45	30	22	23	3	—
Operating Leases	2,249	664	621	459	331	174	—
Land Leases	1,300	85	68	68	68	68	943
Licensing Obligation	800	100	100	100	100	100	300
Purchase Commitments	1,009	1,009	—	—	—	—	—
Total	$14,354	$8,680	$978	$783	$661	$489	$2,763

Landec is not a party to any agreements with, or commitments to, any special purpose entities that would constitute material off-balance sheet financing other than the operating lease commitments listed above.

Landec's future capital requirements will depend on numerous factors, including the progress of its research and development programs; the development of commercial scale manufacturing capabilities; the development of marketing, sales and distribution capabilities; the ability of Landec to establish and maintain new collaborative and licensing arrangements; any decision to pursue additional acquisition opportunities; weather conditions that can affect the supply and price of produce, the timing and amount, if any, of payments received under licensing and research and development agreements; the costs involved in preparing, filing, prosecuting, defending and enforcing intellectual property rights; the ability to comply with regulatory requirements; the emergence of competitive technology and market forces; the effectiveness of product commercialization activities and arrangements; and other factors. If Landec's currently available funds, together with the internally generated cash flow from operations are not sufficient to satisfy its capital needs, Landec would be required to seek additional funding through other arrangements with collaborative partners, additional bank borrowings and public or private sales of its securities. There can be no assurance that additional funds, if required, will be available to Landec on favorable terms if at all.

Landec believes that its cash from operations, along with existing cash, cash equivalents and existing borrowing capacities will be sufficient to finance its operational and capital requirements through at least the next twelve months.

Additional Factors That May Affect Future Results

Landec desires to take advantage of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995 and of Section 21E and Rule 3b-6 under the Securities Exchange Act of 1934. Specifically, Landec wishes to alert readers that the following important factors, as well as other factors including, without limitation, those described elsewhere in this report, could in the future affect, and in the past have affected, Landec's actual results and could cause Landec's results for future periods to differ materially from those expressed in any forward-looking statements made by or on behalf of Landec. Landec assumes no obligation to update such forward-looking statements.

We Have a History of Losses Which May Continue

We have incurred net losses in each fiscal year since our inception, except for the fiscal year ended May 30, 2004 and the seven-month period ended May 25, 2003. Our accumulated deficit as of May 30, 2004 totaled $55.3 million. We may incur additional losses in the future. The amount of future net profits, if any, is highly uncertain and there can be no assurance that the Company will be able to sustain profitability in future years.

Our Indebtedness Could Limit Our Financial and Operating Flexibility

At May 30, 2004, our total debt, including current maturities and capital lease obligations, was approximately $9.0 million and the total debt to equity ratio was approximately 15%. Of this debt, approximately $5.3 million is comprised of revolving lines of credit and approximately $3.7 million is comprised of term debt and capital lease obligations. In August 2003, Apio entered into a new $12 million working capital line and a $3 million equipment line with Wells Fargo Business Credit, Inc. ("Wells Fargo"). All amounts outstanding under Apio's previous line of credit with Bank of America were paid off using the new Wells Fargo working capital line (the "Credit Facility"). The amount of debt outstanding under the Apio and Landec Ag lines of credit fluctuate over time, and the agreements contain restrictive covenants that require each company to meet certain financial tests including maximum levels of net income, minimum debt coverage ratio, minimum net worth and maximum capital expenditures. The Credit Facility limits the ability of Apio to make cash payments to Landec if certain conditions, as defined in the agreements, are not met. Landec has pledged substantially all of the assets of Apio and Landec Ag to secure their bank debt. Of our non-revolving debt, approximately $1.5 million, $189,000 and $156,000 become due over the next three fiscal years, respectively. This level of indebtedness limits our financial and operating flexibility in the following ways:

- a portion of net cash flow from operations must be dedicated to debt service and will not be available for other purposes;
- our ability to obtain additional debt financing in the future for working capital is reduced;
- our ability to fund capital expenditures or acquisitions may be limited; and
- our ability to react to changes in the industry and economic conditions generally may be limited.

In connection with the Apio acquisition, we may be obligated to make future payments to the former shareholders of Apio of up to $1.2 million for the future supply of produce. This amount is schedule to be paid during the third quarter of fiscal year 2005.

Our ability to service this indebtedness and these future payments will depend on our future performance, which will be affected by prevailing economic conditions and financial, business and other factors, some of which are beyond our control. If we are unable to service this debt, we would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing our indebtedness or seeking additional equity capital, which might not be successful and which could substantially dilute the ownership interest of existing shareholders.

We Have Violated Restrictions in Our Loan Agreements and May Have to Pursue New Financings if We Are Unable to Comply with These Provisions in the Future

Apio is subject to various financial and operating covenants under the Credit Facility, including minimum fixed charge coverage ratio, minimum adjusted net worth and minimum net income. The Credit Facility limits the ability of Apio to make cash payments to Landec. On April 27, 2003, Apio was in technical violation of the minimum net worth covenant under its previous line of credit with Bank of America. Subsequently, Bank of America provided a written waiver of this violation as of April 27, 2003. All amounts outstanding under the line of credit with Bank of America were paid off using the Credit Facility. If we violate any obligations in the future we could trigger an event of default, which, if not cured or waived, would permit acceleration of our obligation to repay the indebtedness due under the Credit Facility. If the indebtedness due under the Credit Facility were accelerated, we would be forced to pursue one or more alternative strategies such as selling assets, seeking new debt financing from another lender or seeking additional equity capital, which might not be achievable or available on attractive terms, if at all, and which could substantially dilute the ownership interest of existing shareholders.

Our Future Operating Results Are Likely to Fluctuate Which May Cause Our Stock Price to Decline

In the past, our results of operations have fluctuated significantly from quarter to quarter and are expected to continue to fluctuate in the future. Historically, our direct marketer of hybrid corn seed, Landec Ag, has been the primary source of these fluctuations, as its revenues and profits are concentrated over a few months during the spring planting season (generally during our third and fourth fiscal quarters). In addition, Apio can be heavily affected by seasonal and weather factors which have impacted quarterly results, such as the high cost of sourcing product in December 2003 and January 2004 due to a shortage of essential value-added produce items which had to be purchased at inflated prices on the open market. Our earnings may also fluctuate based on our ability to collect accounts receivables from customers and note receivables from growers. Our earnings from our Food Products Technology business are sensitive to price fluctuations in the fresh vegetables and fruits markets. Excess supplies can cause intense price competition. Other factors that affect our food and/or agricultural operations include:

- the seasonality of our supplies;
- our ability to process produce during critical harvest periods;
- the timing and effects of ripening;
- the degree of perishability;
- the effectiveness of worldwide distribution systems;
- total worldwide industry volumes;
- the seasonality of consumer demand;
- foreign currency fluctuations; and
- foreign importation restrictions and foreign political risks.

As a result of these and other factors, we expect to continue to experience fluctuations in quarterly operating results.

We May Not Be Able to Achieve Acceptance of Our New Products in the Marketplace

Our success in generating significant sales of our products will depend in part on the ability of us and our partners and licensees to achieve market acceptance of our new products and technology. The extent to which, and rate at which, we achieve market acceptance and penetration of our current and future products is a function of many variables including, but not limited to:

- price;
- safety;
- efficacy;
- reliability;

- conversion costs;
- marketing and sales efforts; and
- general economic conditions affecting purchasing patterns.

We may not be able to develop and introduce new products and technologies in a timely manner or new products and technologies may not gain market acceptance. We are in the early stage of product commercialization of certain Intelimer-based specialty packaging, Intellicoat seed coating and other Intelimer polymer products and many of our potential products are in development. We believe that our future growth will depend in large part on our ability to develop and market new products in our target markets and in new markets. In particular, we expect that our ability to compete effectively with existing food products, agricultural, industrial and medical companies will depend substantially on successfully developing, commercializing, achieving market acceptance of and reducing the cost of producing our products. In addition, commercial applications of our temperature switch polymer technology are relatively new and evolving. Our failure to develop new products or the failure of our new products to achieve market acceptance would have a material adverse effect on our business, results of operations and financial condition.

We Face Strong Competition in the Marketplace

Competitors may succeed in developing alternative technologies and products that are more effective, easier to use or less expensive than those which have been or are being developed by us or that would render our technology and products obsolete and non-competitive. We operate in highly competitive and rapidly evolving fields, and new developments are expected to continue at a rapid pace. Competition from large food products, agricultural, industrial and medical companies is expected to be intense. In addition, the nature of our collaborative arrangements may result in our corporate partners and licensees becoming our competitors. Many of these competitors have substantially greater financial and technical resources and production and marketing capabilities than we do, and may have substantially greater experience in conducting clinical and field trials, obtaining regulatory approvals and manufacturing and marketing commercial products.

We Have a Concentration of Manufacturing in One Location for Apio and May Have to Depend on Third Parties to Manufacture Our Products

Any disruptions in our primary manufacturing operation would reduce our ability to sell our products and would have a material adverse effect on our financial results. Additionally, we may need to consider seeking collaborative arrangements with other companies to manufacture our products. If we become dependent upon third parties for the manufacture of our products, our profit margins and our ability to develop and deliver those products on a timely basis may be affected. Failures by third parties may impair our ability to deliver products on a timely basis and impair our competitive position. We may not be able to continue to successfully operate our manufacturing operations at acceptable costs, with acceptable yields, and retain adequately trained personnel.

Our Dependence on Single-Source Suppliers and Service Providers May Cause Disruption in Our Operations Should Any Supplier Fail to Deliver Materials

We may experience difficulty acquiring materials or services for the manufacture of our products or we may not be able to obtain substitute vendors. We may not be able to procure comparable materials or hybrid corn varieties at similar prices and terms within a reasonable time. Several services that are provided to Apio are obtained from a single provider. Several of the raw materials we use to manufacture our products are currently purchased from a single source, including some monomers used to synthesize Intelimer polymers and substrate materials for our breathable membrane products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are grown under contract by a single seed producer. Any interruption of our relationship with single-source suppliers or service providers could delay product shipments and materially harm our business.

We May Be Unable to Adequately Protect Our Intellectual Property Rights

We may receive notices from third parties, including some of our competitors, claiming infringement by our products of patent and other proprietary rights. Regardless of their merit, responding to any such claim could be time-consuming, result in costly litigation and require us to enter royalty and licensing agreements which may not be offered or available on terms acceptable to us. If a successful claim is made against us and we fail to develop or license a substitute technology, we could be required to alter our products or processes and our business, results of operations or financial position could be materially adversely affected. Our success depends in large part on our ability to obtain patents, maintain trade secret protection and operate without infringing on the proprietary rights of third parties. Any pending patent applications we file may not be approved and we may not be able to develop additional proprietary products that are patentable. Any patents issued to us may not provide us with competitive advantages or may be challenged by third parties. Patents held by others may prevent the commercialization of products incorporating our technology. Furthermore, others may independently develop similar products, duplicate our products or design around our patents.

Our Operations Are Subject to Regulations that Directly Impact Our Business

Our food packaging products are subject to regulation under the FDC Act. Under the FDC Act, any substance that when used as intended may reasonably be expected to become, directly or indirectly, a component or otherwise affect the characteristics of any food may be regulated as a food additive unless the substance is generally recognized as safe. We believe that food packaging materials are generally not considered food additives by the FDA because these products are not expected to become components of food under their expected conditions of use. We consider our breathable membrane product to be a food packaging material not subject to regulation or approval by the FDA. We have not received any communication from the FDA concerning our breathable membrane product. If the FDA were to determine that our breathable membrane products are food additives, we may be required to submit a food additive petition for approval by the FDA. The food additive petition process is lengthy, expensive and uncertain. A determination by the FDA that a food additive petition is necessary would have a material adverse effect on our business, operating results and financial condition.

Federal, state and local regulations impose various environmental controls on the use, storage, discharge or disposal of toxic, volatile or otherwise hazardous chemicals and gases used in some of the manufacturing processes. Our failure to control the use of, or to restrict adequately the discharge of, hazardous substances under present or future regulations could subject us to substantial liability or could cause our manufacturing operations to be suspended and changes in environmental regulations may impose the need for additional capital equipment or other requirements.

Our agricultural operations are subject to a variety of environmental laws including, the Food Quality Protection Act of 1966, the Clean Air Act, the Clean Water Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Comprehensive Environmental Response, Compensation and Liability Act. Compliance with these laws and related regulations is an ongoing process. Environmental concerns are, however, inherent in most agricultural operations, including those we conduct. Moreover, it is possible that future developments, such as increasingly strict environmental laws and enforcement policies could result in increased compliance costs.

The Company is subject to the Perishable Agricultural Commodities Act ("PACA") law. PACA regulates fair trade standards in the fresh produce industry and governs all the product sold by Apio.

Our failure to comply with the PACA requirements could among other things, result in civil penalties, suspension or revocation of a license to sell produce, and in the most egregious cases, criminal prosecution, which could have a material adverse affect on our business.

Adverse Weather Conditions and Other Acts of God May Cause Substantial Decreases in Our Sales and/or Increases in Our Costs

Our Food Products and Agricultural Seed Technology businesses are subject to weather conditions that affect commodity prices, crop yields, and decisions by growers regarding crops to be planted. Crop diseases and severe conditions, particularly weather conditions such as floods, droughts, frosts, windstorms, earthquakes and hurricanes, may adversely affect the supply of vegetables and fruits used in our business, which could reduce the sales volumes and/or increase the unit production costs. Because a significant portion of the costs are fixed and contracted in advance of each operating year, volume declines due to production interruptions or other factors could result in increases in unit production costs which could result in substantial losses and weaken our financial condition.

We Depend on Strategic Partners and Licenses for Future Development

Our strategy for development, clinical and field testing, manufacture, commercialization and marketing for some of our current and future products includes entering into various collaborations with corporate partners, licensees and others. We are dependent on our corporate partners to develop, test, manufacture and/or market some of our products. Although we believe that our partners in these collaborations have an economic motivation to succeed in performing their contractual responsibilities, the amount and timing of resources to be devoted to these activities are not within our control. Our partners may not perform their obligations as expected or we may not derive any additional revenue from the arrangements. Our partners may not pay any additional option or license fees to us or may not develop, market or pay any royalty fees related to products under the agreements. Moreover, some of the collaborative agreements provide that they may be terminated at the discretion of the corporate partner, and some of the collaborative agreements provide for termination under other circumstances. In addition, we may not receive any royalties on future sales of QuickCast™ and PORT™ products because we no longer have control over the sales of those products. Our partners may pursue existing or alternative technologies in preference to our technology. Furthermore, we may not be able to negotiate additional collaborative arrangements in the future on acceptable terms, if at all, and our collaborative arrangements may not be successful.

Both Domestic and Foreign Government Regulations Can Have an Adverse Effect on Our Business Operations

Our products and operations are subject to governmental regulation in the United States and foreign countries. The manufacture of our products is subject to periodic inspection by regulatory authorities. We may not be able to obtain necessary regulatory approvals on a timely basis or at all. Delays in receipt of or failure to receive approvals or loss of previously received approvals would have a material adverse effect on our business, financial condition and results of operations. Although we have no reason to believe that we will not be able to comply with all applicable regulations regarding the manufacture and sale of our products and polymer materials, regulations are always subject to change and depend heavily on administrative interpretations and the country in which the products are sold. Future changes in regulations or interpretations relating to matters such as safe working conditions, laboratory and manufacturing practices, environmental controls, and disposal of hazardous or potentially hazardous substances may adversely affect our business.

We are subject to USDA rules and regulations concerning the safety of the food products handled and sold by Apio, and the facilities in which they are packed and processed. Failure to comply with the applicable regulatory requirements can, among other things, result in:

- fines, injunctions, civil penalties, and suspensions,
- withdrawal of regulatory approvals,
- product recalls and product seizures, including cessation of manufacturing and sales,
- operating restrictions, and
- criminal prosecution.

We may be required to incur significant costs to comply with the laws and regulations in the future which may have a material adverse effect on our business, operating results and financial condition.

Our International Operations and Sales May Expose Our Business to Additional Risks

For fiscal year 2004, approximately 25% of our total revenues were derived from product sales to international customers. A number of risks are inherent in international transactions. International sales and operations may be limited or disrupted by any of the following:

- regulatory approval process,
- government controls,
- export license requirements,
- political instability,
- price controls,
- trade restrictions,
- changes in tariffs, or
- difficulties in staffing and managing international operations.

Foreign regulatory agencies have or may establish product standards different from those in the United States, and any inability to obtain foreign regulatory approvals on a timely basis could have a material adverse effect on our international business, and our financial condition and results of operations. While our foreign sales are currently priced in dollars, fluctuations in currency exchange rates, may reduce the demand for our products by increasing the price of our products in the currency of the countries to which the products are sold. Regulatory, geopolitical and other factors may adversely impact our operations in the future or require us to modify our current business practices.

Cancellations or Delays of Orders by Our Customers May Adversely Affect Our Business

During fiscal year 2004, sales to our top five customers accounted for approximately 40% of our revenues, with our largest customers, Sam's Club and Costco Wholesale Corp., each accounting for approximately 12% of our revenues. We expect that, for the foreseeable future, a limited number of customers may continue to account for a substantial portion of our net revenues. We may experience changes in the composition of our customer base, as Apio and Landec Ag have experienced in the past. We do not have long-term purchase agreements with any of our customers. The reduction, delay or cancellation of orders from one or more major customers for any reason or the loss of one or more of our major customers could materially and adversely affect our business, operating results and financial condition. In addition, since some of the products processed by Apio at its Guadalupe, California facility are often sole sourced to its customers, our operating results could be adversely affected if one or more of our major customers were to develop other sources of supply. Our current customers may not continue to place orders, orders by existing customers may be canceled or may not continue at the levels of previous periods or we may not be able to obtain orders from new customers.

Our Sale of Some Products May Increase Our Exposure to Product Liability Claims

The testing, manufacturing, marketing, and sale of the products we develop involves an inherent risk of allegations of product liability. If any of our products were determined or alleged to be contaminated or defective or to have caused a harmful accident to an end-customer, we could incur substantial costs in responding to complaints or litigation regarding our products and our product brand image could be materially damaged. Either event may have a material adverse effect on our business, operating results and financial condition. Although we have taken and intend to continue to take what we believe are appropriate precautions to minimize exposure to product liability claims, we may not be able to avoid significant liability. We currently maintain product liability insurance with limits in the amount of $41.0 million per occurrence and $42.0 million in the annual aggregate. Our coverage may not be adequate or may not continue to be available at an acceptable cost, if at all. A product liability claim, product recall or other claim with respect to uninsured liabilities or in excess of insured liabilities could have a material adverse effect on our business, operating results and financial condition.

Our Stock Price May Fluctuate in Accordance with Market Conditions

Over the past several years the stock market has experienced extreme price and volume fluctuations. The following events may cause the market price of our common stock to fluctuate significantly:

- technological innovations applicable to our products,
- our attainment of (or failure to attain) milestones in the commercialization of our technology,
- our development of new products or the development of new products by our competitors,
- new patents or changes in existing patents applicable to our products,
- our acquisition of new businesses or the sale or disposal of a part of our businesses,
- development of new collaborative arrangements by us, our competitors or other parties,
- changes in government regulations applicable to our business,
- changes in investor perception of our business,
- fluctuations in our operating results and
- changes in the general market conditions in our industry.

These broad fluctuations may adversely affect the market price of our common stock.

Since We Order Cartons and Film for Our Products from Suppliers in Advance of Receipt of Customer Orders for Such Products, We Could Face a Material Inventory Risk

As part of our inventory planning, we enter into negotiated orders with vendors of cartons and film used for packing our products in advance of receiving customer orders for such products. Accordingly, we face the risk of ordering too many cartons and film since orders are generally based on forecasts of customer orders rather than actual orders. If we cannot change or be released from the orders, we may incur costs as a result of inadequately predicting cartons and film orders in advance of customer orders. Because of this, we may currently have an oversupply of cartons and film and face the risk of not being able to sell such inventory and our anticipated reserves for losses may be inadequate if we have misjudged the demand for our products. Our business and operating results could be adversely affected as a result of these increased costs.

Our Seed Products May Fail to Germinate Properly and We May Be Subject to Claims for Reimbursement or Damages for Losses from Customers Who Use Such Products

Farmers plant seed products sold by Landec Ag with the expectation that they will germinate under normal growing conditions. If our seed products do not germinate at the appropriate time or fail to germinate at all, our customers may incur significant crop losses and seek reimbursement or bring claims against us for such damages. Although insurance is generally available to cover such claims, the costs for premiums of such policies are prohibitively expensive and we currently do not maintain such insurance. Any claims brought for failure of our seed products to properly germinate could materially and adversely affect our operating and financial results.

Recently Enacted Changes in Securities Laws and Regulations Are Likely to Increase Our Costs

The Sarbanes-Oxley Act of 2002 (the "Act") that became law in July 2002 requires changes in some of our corporate governance, public disclosure and compliance practices. In addition, Nasdaq has made revisions to its requirements for companies, such as Landec, that are listed on the NASDAQ. We expect these developments to increase our legal and financial compliance costs. We expect these changes to make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These developments could make it more difficult for us to attract and retain qualified members for our board of directors, particularly to serve on our audit committee. We are presently evaluating and monitoring regulatory developments and cannot estimate the timing or magnitude of additional costs we may incur as a result of the Act.

Our Controlling Shareholders Exert Significant Influence over Corporate Events that May Conflict with the Interests of Other Shareholders

Our executive officers and directors and their affiliates own or control approximately 24% of our common stock (including options exercisable within 60 days). Accordingly, these officers, directors and shareholders may have the ability to exert significant influence over the election of our Board of Directors, the approval of amendments to our articles and bylaws and the approval of mergers or other business combination transactions requiring shareholder approval. This concentration of ownership may have the effect of delaying or preventing a merger or other business combination transaction, even if the transaction or amendments would be beneficial to our other shareholders. In addition, our controlling shareholders may approve amendments to our articles or bylaws to implement anti-takeover or management friendly provisions that may not be beneficial to our other shareholders.

Terrorist Attacks and Risk of Contamination May Negatively Impact All Aspects of Our Operations, Revenues, Costs and Stock Price

The September 2001 terrorist attacks in the United States, as well as future events occurring in response or connection to them, including, future terrorist attacks against United States targets, rumors or threats of war, actual conflicts involving the United States or its allies, or trade disruptions impacting our domestic suppliers or our customers, may impact our operations and may, among other things, cause decreased sales of our products. More generally, these events have affected, and are expected to continue to affect, the general economy and customer demand for our products. While we do not believe that our employees, facilities, or products are a target for terrorists, there is a remote risk that terrorist activities could result in contamination or adulteration of our products. Although we have systems and procedures in place that are designed to prevent contamination and adulteration of our products, a disgruntled employee or third party could introduce an infectious substance into packages of our products, either at our manufacturing plants or during shipment of our products. Were our products to be tampered with, we could experience a material adverse effect in our business, operations and financial condition.

We May Be Exposed to Employment Related Claims and Costs that Could Materially Adversely Affect Our Business

We have been subject in the past, and may be in the future, to claims by employees based on allegations of discrimination, negligence, harassment and inadvertent employment of illegal aliens or unlicensed personnel, and we may be subject to payment of workers' compensation claims and other similar claims. We could incur substantial costs and our management could spend a significant amount of time responding to such complaints or litigation regarding employee claims, which may have a material adverse effect on our business, operating results and financial condition.

We Are Dependent on Our Key Employees and if One or More of Them Were to Leave, We Could Experience Difficulties in Replacing Them and Our Operating Results Could Suffer

The success of our business depends to a significant extent upon the continued service and performance of a relatively small number of key senior management, technical, sales, and marketing personnel. The loss of any of our key personnel would likely harm our business. In addition, competition for senior level personnel with knowledge and experience in our different line of business is intense. If any of our key personnel were to leave, we would need to devote substantial resources and management attention to replace them. As a result, management attention may be diverted from managing our business, and we may need to pay higher compensation to replace these employees.

We May Issue Preferred Stock with Preferential Rights that Could Affect Your Rights

Our Board of Directors has the authority, without further approval of our shareholders, to fix the rights and preferences, and to issue shares, of preferred stock. In November 1999, we issued and sold shares of Series A Convertible Preferred Stock and in October 2001 we issued and sold shares of Series B Convertible Preferred Stock. The Series A Convertible Preferred Stock was converted into 1,666,670 shares of Common Stock on November 19, 2002 and the Series B Convertible Preferred Stock was converted into 1,744,102 shares of Common Stock on May 7, 2004.

The issuance of new shares of preferred stock could have the effect of making it more difficult for a third party to acquire a majority of our outstanding stock, and the holders of such preferred stock could have voting, dividend, liquidation and other rights superior to those of holders of our Common Stock.

We Have Never Paid any Dividends on Our Common Stock

We have not paid any cash dividends on our Common Stock since inception and do not expect to do so in the foreseeable future. Any dividends may be subject to preferential dividends payable on any preferred stock we may issue.

The Reporting of Our Profitability Could Be Materially And Adversely Affected if it Is Determined that the Book Value of Goodwill is Higher than Fair Value

Our balance sheet includes an amount designated as "goodwill" that represents a portion of our assets and our stockholders' equity. Goodwill arises when an acquirer pays more for a business than the fair value of the tangible and separately measurable intangible net assets. Under a newly issued accounting pronouncement, Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets", beginning in fiscal year 2002, the amortization of goodwill has been replaced with an "impairment test" which requires that we compare the fair value of goodwill to its book value at least annually and more frequently if circumstances indicate a possible impairment. If we determine at any time in the future that the book value of goodwill is higher than fair value then the difference must be written-off, which could materially and adversely affect our profitability.

Item 7A. *Quantitative and Qualitative Disclosures about Market Risk*

The following table presents information about the Company's debt obligations that are sensitive to changes in interest rates. The table presents principal amounts and related weighted average interest rates by year of expected maturity for the Company's debt obligations. The carrying value of the Company's debt obligations approximates the fair value of the debt obligations as of May 30, 2004.

Liabilities (in 000's)	2005	2006	2007	2008	2009	Thereafter	Total
Lines of Credit	$5,317	$ —	$ —	$ —	$ —	$ —	$5,317
Avg. Int. Rate	5.38%						
Long term debt, including current portion							
Fixed Rate	$1,505	$ 189	$ 156	$ 162	$ 147	$1,520	$3,679
Avg. Int. Rate	6.70%	3.87%	3.79%	3.77%	3.74%	3.76%	5.10%

Item 8. *Financial Statements and Supplementary Data*

See Item 15 of Part IV of this report.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

Not applicable.

Item 9A. *Controls and Procedures*

(a) Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K (the "Evaluation Date"), Landec's principal executive officer and principal financial officer concluded that, as of the Evaluation Date, Landec's disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), were effective such that the material information required to be disclosed by Landec in reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.

(b) Since the Evaluation Date, there have not been any significant changes in Landec's internal controls or in other factors that could significantly affect these controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

PART III

Item 10. ***Directors and Executive Officers of the Registrant***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 27, 2004 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 11. ***Executive Compensation***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 27, 2004 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 27, 2004 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 13. ***Certain Relationships and Related Transactions***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 27, 2004 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

Item 14. ***Principal Accountant Fees and Services***

This information required by this item will be contained in the Registrant's definitive proxy statement which the Registrant will file with the Commission no later than September 27, 2004 (120 days after the Registrant's fiscal year end covered by this Report) and is incorporated herein by reference.

PART IV

Item 15. ***Exhibits, Financial Statement Schedule and Reports on Form 8-K***

(a) 1. Consolidated Financial Statements of Landec Corporation

All other schedules provided for in the applicable accounting regulations of the Securities and Exchange Commission pertain to items which do not appear in the financial statements of Landec Corporation and its subsidiaries or to items which are not significant or to items as to which the required disclosures have been made elsewhere in the financial statements and supplementary notes and such schedules have therefore been omitted.

The exhibits listed in the accompanying Index of Exhibits are filed or incorporated by reference as part of this report.

REPORT OF ERNST & YOUNG LLP, INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Landec Corporation

We have audited the accompanying consolidated balance sheets of Landec Corporation as of May 30, 2004 and May 25, 2003, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for the year ended May 30, 2004, the seven months ended May 25, 2003 and for each of the two years in the period ended October 27, 2002. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Landec Corporation at May 30, 2004 and May 25, 2003, and the consolidated results of its operations and its cash flows for the year ended May 30, 2004, the seven months ended May 25, 2003 and for each of the two years in the period ended October 27, 2002, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company changed its accounting for goodwill and intangible assets in 2002.

/s/ ERNST & YOUNG LLP

San Jose, California
July 20, 2004

LANDEC CORPORATION
CONSOLIDATED BALANCE SHEETS
(in thousands, except share and per share amounts)

	May 30, 2004	May 25, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 6,458	$ 3,699
Restricted cash	—	2,382
Accounts receivable, less allowance for doubtful accounts of $265 and $191 at May 30, 2004 and May 25, 2003, respectively	14,851	17,313
Accounts receivable, related party	498	—
Inventory	11,227	11,716
Notes and advances receivable, net	1,144	2,312
Notes receivable, related party	306	83
Prepaid expenses and other current assets	1,527	1,664
Total current assets	36,011	39,169
Property and equipment, net	18,341	18,511
Goodwill, net	25,987	26,116
Trademarks, net	11,570	11,570
Other intangibles, net	85	140
Notes receivable	605	1,120
Notes receivable, related party	96	—
Other assets	312	261
	$ 93,007	$ 96,887
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 14,960	$ 13,940
Grower payables	—	3,234
Related party payables	430	632
Accrued compensation	1,570	1,223
Other accrued liabilities	2,506	3,931
Deferred revenue	807	719
Lines of credit	5,317	7,244
Current maturities of long term debt	1,505	2,375
Total current liabilities	27,095	33,298
Long term debt, less current maturities	2,174	3,875
Other liabilities	637	760
Minority interest	1,552	1,051
Total liabilities	31,458	38,984
Shareholders' equity:		
Preferred stock, $0.001 par value; 2,000,000 shares authorized; zero and 160,881 shares issued and outstanding at May 30, 2004 and May 25, 2003, respectively	—	5,531
Common stock, $0.001 par value; 50,000,000 shares authorized; 23,182,020 and 21,107,517 shares issued and outstanding at May 30, 2004 and May 25, 2003, respectively	116,841	110,100
Accumulated deficit	(55,292)	(57,728)
Total shareholders' equity	61,549	57,903
	$ 93,007	$ 96,887

See accompanying notes.

LANDEC CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
(in thousands, except per share amounts)

	Ended Year May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002	Year Ended October 27, 2002	Year Ended October 28, 2001
			(unaudited)		
Statement of Operations Data:					
Revenues:					
Product sales	$185,664	$ 98,689	$ 96,513	$152,958	$141,314
Services revenue	2,083	11,348	14,101	23,312	43,346
Services revenue, related party	3,708	1,436	1,781	3,515	5,083
License fees	88	357	1,274	2,330	374
Research, development and royalty revenues	549	429	402	1,040	529
Total revenues	192,092	112,259	114,071	183,155	190,646
Cost of revenue:					
Cost of product sales	153,354	81,737	79,392	128,684	121,321
Cost of product sales, related party	5,557	602	1,288	2,668	760
Cost of services revenue	3,390	9,216	12,505	20,463	40,751
Total cost of revenue	162,301	91,555	93,185	151,815	162,832
Gross profit	29,791	20,704	20,886	31,340	27,814
Operating costs and expenses:					
Research and development	3,732	2,380	2,094	3,664	3,270
Selling, general and administrative	22,004	14,923	16,217	26,418	27,398
Exit of domestic commodity vegetable business	—	1,095	—	—	—
Total operating costs and expenses	25,736	18,398	18,311	30,082	30,668
Operating income (loss) from continuing operations	4,055	2,306	2,575	1,258	(2,854)
Interest income	164	144	177	247	617
Interest expense	(811)	(642)	(1,097)	(1,551)	(2,789)
Minority interest expense	(537)	(235)	(224)	(525)	(28)
Other income, net	29	218	71	772	216
Income (loss) from continuing operations	2,900	1,791	1,502	201	(4,838)
Discontinued operations:					
Loss from discontinued operations	—	—	—	—	(537)
Loss on disposal of operations	—	—	—	(1,688)	(2,500)
Loss from discontinued operations	—	—	—	(1,688)	(3,037)
Net income (loss)	$ 2,900	$ 1,791	$ 1,502	$ (1,487)	$ (7,875)
Dividends on Series B preferred stock	(464)	(219)	(202)	(412)	—
Net income (loss) applicable to common shareholders	$ 2,436	$ 1,572	$ 1,300	$ (1,899)	$ (7,875)
Basic net income (loss) per share:					
Continuing operations	$ 0.11	$ 0.08	$ 0.07	$ (0.01)	$ (0.29)
Discontinued operations	—	—	—	(0.09)	(0.19)
Basic net income (loss) per share	$ 0.11	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)
Diluted net income (loss) per share:					
Continuing operations	$ 0.12	$ 0.07	$ 0.06	$ (0.01)	$ (0.29)
Discontinued operations	—	—	—	(0.09)	(0.19)
Diluted net income (loss) per share	$ 0.12	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)
Shares used in per share computation:					
Basic	21,396	20,948	17,777	18,172	16,371
Diluted	23,556	22,626	21,082	18,172	16,371

See accompanying notes.

LANDEC CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(in thousands, except share and per share amounts)

	Preferred Stock		Common Stock		Accumulated Deficit	Total Shareholders' Equity
	Shares	Amount	Shares	Amount		
Balance at October 29, 2000	166,667	$ 9,149	16,117,891	$ 92,555	$(49,526)	$52,178
Issuance of preferred stock	142,857	4,900	—	—	—	4,900
Issuance of common stock at $0.58 to $3.63 per share	—	—	444,954	636	—	636
Net loss	—	—	—	—	(7,875)	(7,875)
Balance at October 28, 2001	309,524	14,049	16,562,845	93,191	(57,401)	49,839
Dividends on Series B preferred stock	11,776	412	—	—	(412)	—
Issuance of common stock at $0.58 to $3.10 per share	—	—	2,766,701	7,611	—	7,611
Net loss	—	—	—	—	(1,487)	(1,487)
Balance at October 27, 2002	321,300	14,461	19,329,546	100,802	(59,300)	55,963
Dividends on Series B preferred stock	6,248	219	—	—	(219)	—
Conversion of Series A preferred stock to common stock	(166,667)	(9,149)	1,666,670	9,149	—	—
Issuance of common stock at $0.58 to $1.53 per share	—	—	111,301	149	—	149
Net income	—	—	—	—	1,791	1,791
Balance at May 25, 2003	160,881	5,531	21,107,517	110,100	(57,728)	57,903
Dividends on Series B preferred stock	13,529	464	—	—	(464)	—
Issuance of common stock at $0.58 to $5.75 per share	—	—	330,401	746	—	746
Conversion of Series B preferred stock to common stock	(174,410)	(5,995)	1,744,102	5,995	—	—
Net income	—	—	—	—	2,900	2,900
Balance at May 30, 2004	—	$ —	23,182,020	$ 116,841	$(55,292)	$61,549

See accompanying notes.

LANDEC CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Year Ended October 27, 2002	Year Ended October 28, 2001
Cash flows from operating activities:				
Net income (loss)	$ 2,900	$ 1,791	$ (1,487)	$ (7,875)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:				
Depreciation and amortization	3,705	2,041	3,500	5,430
Loss from discontinued operations	—	—	1,688	3,037
Write down of goodwill	129	—	—	—
Net gain on disposal of property and equipment	(57)	(7)	(62)	(339)
Minority interest	537	235	525	28
Exit of domestic commodity vegetable business	—	898	—	—
Changes in assets and liabilities, net of effects from acquisitions and discontinued operations:				
Accounts receivable, net	1,964	1,727	(4,879)	7,104
Inventory	250	(2,140)	4,518	(1,858)
Notes and advances receivable	2,009	2,363	471	3,391
Prepaid expenses and other current assets	137	2,383	283	929
Accounts payable	1,020	2,428	(5,729)	(1,260)
Grower payables	(3,234)	(3,226)	3,615	(10,806)
Related party payables	(202)	182	(58)	246
Accrued compensation	347	(295)	(128)	(586)
Other accrued liabilities	(1,425)	(3,840)	(2,500)	(1,903)
Deferred revenue	(147)	(2,496)	593	357
Net cash provided by (used in) operating activities	7,933	2,044	350	(4,105)
Cash flows from investing activities:				
Purchases of property and equipment	(3,393)	(1,236)	(2,546)	(6,961)
Change in other assets and liabilities	(363)	58	(65)	(189)
Acquisition of businesses, net of cash acquired	—	(383)	(491)	(257)
Decrease (increase) in restricted cash	2,382	—	(1,450)	(932)
Proceeds from the sale of property and equipment	3	31	2,192	887
Net proceeds from the sale of Dock Resins	—	—	9,406	—
Net cash (used in) provided by investing activities	(1,371)	(1,530)	7,046	(7,452)
Cash flows from financing activities:				
Proceeds from sale of preferred stock, net of issuance costs	—	—	—	4,900
Proceeds from sale of common stock, net of repurchases	746	149	7,611	636
Proceeds from the exercise of subsidiary options	103	—	20	13
Borrowings on lines of credit	132,881	21,851	25,272	25,966
Payments on lines of credit	(134,808)	(24,705)	(30,786)	(19,096)
Payments on long term debt	(2,658)	(1,730)	(10,419)	(3,916)
Proceeds from issuance of long term debt	87	535	60	3,361
Payments to minority interest	(154)	(764)	—	(248)
Net cash (used in) provided by financing activities	(3,803)	(4,664)	(8,242)	11,616
Net increase (decrease) in cash and cash equivalents	2,759	(4,150)	(846)	59
Cash and cash equivalents at beginning of year	3,699	7,849	8,695	8,636
Cash and cash equivalents at end of year	$ 6,458	$ 3,699	$ 7,849	$ 8,695
Supplemental disclosure of cash flows information:				
Cash paid during the period for interest	$ 843	$ 1,154	$ 1,554	$ 2,929
Cash paid during the period for income taxes	$ —	$ —	$ —	$ —
Supplemental schedule of noncash investing and financing activities:				
Sale of equipment for note receivable	$ 171	$ 703	$ —	$ —
Conversion of Series A preferred stock to common stock	$ —	$ 9,149	$ —	$ —
Issuance of Series B preferred stock as dividends to Series B preferred stockholders	$ 464	$ 219	$ 412	$ —
Conversion of Series B preferred stock to common stock	$ 5,995	$ —	$ —	$ —

See accompanying notes.

LANDEC CORPORATION
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies

Organization

Landec Corporation and its subsidiaries ("Landec" or the "Company") design, develop, manufacture, and sell temperature-activated and other specialty polymer products for a variety of food products, agricultural products, and licensed partner applications. In addition, the Company markets and distributes hybrid corn seed to farmers through its Landec Ag, Inc. ("Landec Ag") subsidiary and specialty packaged fresh-cut and whole produce to retailers and foodservice companies primarily, in the United States and Canada through its Apio, Inc. ("Apio") subsidiary.

Basis of Presentation

Basis of Consolidation

The consolidated financial statements comprise the accounts of Landec Corporation and its subsidiaries, Apio and Landec Ag. All material inter-company transactions and balances have been eliminated. Effective fiscal year 2000, the Company changed its fiscal year end from October 31 to a fiscal year that includes 52 or 53 weeks ending on the last Sunday in October.

On February 20, 2003, the Board of Directors of the Company approved a change in the Company's fiscal year end from a fiscal year including 52 or 53 weeks that ends on the last Sunday in October to a fiscal year including 52 or 53 weeks that ends on the last Sunday in May. As a result, the Company's fiscal year end for 2004 was May 30, 2004.

Unaudited Interim Financial Information

The accompanying unaudited Statement of Operations for the seven months ended June 2, 2002 has been prepared in conformity with generally accepted accounting principles for interim financial information. Accordingly, it does not contain all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, the accompanying unaudited Statement of Operations reflects all adjustments considered necessary for a fair presentation of the results of the interim period presented.

Discontinued Operations

The income statement accounts of Dock Resins Corporation, ("Dock Resins"), the Company's former specialty chemicals subsidiary that was sold on October 24, 2002, have been reclassified to discontinued operations in accordance with Accounting Principles Board Opinion 30 "Reporting the Results of Operations—Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" ("APB No. 30") in the accompanying Statements of Operations.

Reclassifications

Certain reclassifications have been made to prior period financial statements to conform to the current year presentation.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported results of operations during the reporting period. Actual results could differ materially from those estimates.

For instance, the carrying value of notes and advances receivable, as well as investments in farming activities, are impacted by current market prices for the related crops, weather conditions and the fair value of the underlying security obtained by the Company, such as, liens on property and crops. The Company recognizes losses when it estimates that the fair value of the related crops or security is insufficient to cover the advance, note receivable or investment.

Concentrations of Risk

Cash and cash equivalents, trade accounts receivable, grower advances and notes receivable are financial instruments that potentially subject the Company to concentrations of credit risk. Corporate policy limits, among other things, the amount of credit exposure to any one issuer and to any one type of investment, other than securities issued or guaranteed by the U.S. government. The Company routinely assesses the financial strength of customers and growers and, as a consequence, believes that trade receivables, grower advances and notes receivable credit risk exposure is limited. Credit losses for bad debt are provided for in the consolidated financial statements through a charge to operations. A valuation allowance is provided for known and anticipated credit losses.

Several of the raw materials used to manufacture the Company's products are currently purchased from a single source, including some monomers used to synthesize Intelimer® polymers and substrate materials for the production of Intelimer packaging used on a multitude of Apio value-added products. In addition, virtually all of the hybrid corn varieties sold by Landec Ag are sourced from a single seed producer.

During the fiscal year ended May 30, 2004, sales to the Company's top five customers accounted for approximately 40% of total revenue, with the top customers, Sam's Club and Costco Wholesale Corporation from the Food Products Technology segment, each accounting for approximately 12% of total revenues. In addition, approximately 25% of the Company's total revenues were derived from product sales to international customers, none of whom individually accounted for more than 6% of total revenues. As of May 30, 2004 Costco Wholesale Corporation and Sam's Club represented approximately 15% and 13%, respectively, of total accounts receivable.

Impairment Of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable. Recoverability of assets is measured by comparison of the carrying amount of the asset to the net undiscounted future cash flow expected to be generated from the asset. If the future undiscounted cash flow are not sufficient to recover the carrying value of the assets, the assets' carrying value is adjusted to fair value.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

In October 2001 the Financial Accounting Standard Board issued Statement of Financial Accounting Standard (SFAS) No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets* which supercedes SFAS No. 121, *Accounting for the impairment of Long-Lived Assets to be Disposed Of.* SFAS No. 144 retains the requirement of SFAS No. 121 to (a) recognize an impairment loss only if the carrying amount of a long-lived asset is not recoverable from its undiscounted cash flow and (b) measure an impairment loss as the difference between carrying amount and the fair value of the asset. SFAS No. 144 excludes goodwill from its scope.

The Company regularly evaluates its long-lived assets for indicators of possible impairment. To date, no impairment has been recorded.

Financial Instruments

The Company's financial instruments are primarily composed of short-term trade and grower advances, notes receivable and lines of credit, as well as long-term notes receivables and debt instruments. For short-term instruments, the historical carrying amount is a reasonable estimate of fair value. Fair values for long-term financial instruments not readily marketable are estimated based upon discounted future cash flows at prevailing market interest rates. Based on these assumptions, management believes the fair market values of the Company's financial instruments are not materially different from their recorded amounts as of May 30, 2004.

Allowance for Doubtful Accounts

The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. The allowance for doubtful accounts is based on review of the overall condition of accounts receivable balances and review of significant past due accounts.

Revenue Recognition

Revenue from product sales is recognized when there is persuasive evidence that an arrangement exists, delivery has occurred, the price is fixed and determinable, and collectibility is reasonably assured. Allowances are established for estimated uncollectible amounts, product returns, and discounts.

Licensing revenue is recognized in accordance with Staff Accounting Bulletin No. 101, *Revenue Recognition in Financial Statements,* (SAB 101). Initial license fees are deferred and amortized over the period of the agreement to revenue when a contract exists, the fee is fixed and determinable, and collectibility is reasonably assured. Noncancellable, nonrefundable license fees are recognized over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the outset of the arrangement.

Prior to November 1, 1999, the Company recognized noncancellable, nonrefundable license fees as revenue when received and when all significant contractual obligations of the Company relating to the fees had been met. Effective November 1, 1999, the Company changed its method of accounting for noncancellable, nonrefundable license fees to recognize such fees over the research and development period of the agreement, as well as the term of any related supply agreement entered into concurrently with the license when the risk associated with commercialization of a product is non-substantive at the

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

outset of the arrangement. The Company believes the change in accounting principle is preferable based on guidance provided in SEC Staff Accounting Bulletin No. 101—*Revenue Recognition in Financial Statements.* The $1.9 million cumulative effect of the change in accounting principle, calculated as of November 1, 1999, was reported as a charge in the year ended October 29, 2000. The cumulative effect was initially recorded as deferred revenue and is being recognized as revenue over the research and development period or supply period commitment of the agreement. During the year ended October 29, 2000 the impact of the change in accounting was to increase net loss by approximately $1.5 million, or $0.10 per share, comprised of the $1.9 million cumulative effect of the change as described above ($0.12 per share), net of $374,000 of the related deferred revenue which was recognized as "recycled" revenue during 2000 ($0.02 per share). During the fiscal year ended May 30, 2004, the seven months ended May 25, 2003 and fiscal years ended October 27, 2002 and October 28, 2001, $88,000, $51,000, $302,000 and $374,000, respectively, of the related deferred revenue was recognized as "recycled" revenue. The remainder of the related deferred revenue will be recognized as revenue per fiscal year as follows: $88,000 per year for 2005 through 2012, and $21,000 for fiscal year 2013.

Contract revenue for research and development (R&D) is recorded as earned, based on the performance requirements of the contract. Non-refundable contract fees for which no further performance obligations exist, and there is no continuing involvement by the Company, are recognized on the earlier of when the payments are received or when collection is assured.

Notes to Consolidated Financial Statements

Cash and Cash Equivalents

The Company records all highly liquid securities with three months or less from date of purchase to maturity as cash equivalents.

Restricted Cash

In April 2001, the Company established an Irrevocable Letter of Credit ("ILOC") and created a Certificate of Deposit as collateral for the non-hardware portion of Apio's business system capital lease. As of May 30, 2004 and May 25, 2003, the ILOC balance was zero and $932,000, respectively, and is classified as restricted cash in the consolidated balance sheets.

In October 2002, in accordance with the terms of the sale of Dock Resins, the Company established escrow accounts to cover potential breaches of representations and warranties outlined in the Stock Purchase Agreement. As of May 30, 2004 and May 25, 2003, the balance in these escrow accounts was zero and $1,450,000, respectively, and is classified as restricted cash in the consolidated balance sheets.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

Inventories

Inventories are stated at the lower of cost (using the first-in, first-out method) or market. As of May 30, 2004 and May 25, 2003 inventories consisted of (in thousands):

	May 30, 2004	May 25, 2003
Finished goods	$ 7,350	$ 9,222
Raw materials	3,805	2,350
Work in process	72	144
Inventory	$11,227	$11,716

If the cost of the inventories exceeds their expected market value, provisions are recorded currently for the difference between the cost and the market value. These provisions are determined based on specific identification for unusable inventory and an additional reserve, based on historical losses, for inventory considered to be useable.

Advertising Expense

The Company defers certain costs related to direct-response advertising of Landec Ag's hybrid corn seeds. Such costs are amortized over periods (less than one year) that correspond to the estimated revenue stream of the advertising activity. Advertising expenditures for Landec Ag and Apio that are not direct-response advertisements are expensed as incurred. The advertising expense for the Company for fiscal year 2004, the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002 and October 28, 2001 was $2.1 million, $1.4 million, $1.9 million and $1.3 million, respectively. The amount of deferred advertising included in prepaid expenses and other current assets at May 30, 2004 and May 25, 2003 was $153,000 and zero, respectively.

Notes and Advances Receivable

Apio has made advances to fruit growers for the development of orchards, and to produce growers for crop and harvesting costs. Typically, except for development advances, these advances are paid off within the growing season (less than one year) from harvested crops. Development advances and advances not fully paid during the current growing season are converted to interest bearing obligations, evidenced by contracts and notes receivable. These notes and advances receivable are secured by perfected liens on land and/or crops and have terms that range from twelve to sixty months. Notes receivable are periodically reviewed (at least quarterly) for collectibility. A reserve is established for any note or advance deemed to not be fully collectible based upon an estimate of the crop value or the fair value of the security for the note or advance.

Related Party Transactions

Apio provides packing, cooling and distributing services for farms in which the Chief Executive Officer of Apio (the "Apio CEO") has a financial interest and purchases produce from those farms. Apio also purchases produce from Apio Fresh for sale to third parties. Revenues, cost of product sales and the resulting payable and the note receivable from advances for ground lease payments, crop and

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

harvesting costs, are classified as related party in the accompanying financial statements as of May 30, 2004 and May 25, 2003.

Apio leases, for approximately $1.2 million on an annual basis, agricultural land that is either owned, controlled or leased by the Apio CEO. Apio, in turn, subleases that land at cost to growers who are obligated to deliver product from that land to Apio for value added products. There is generally no net statement of operations impact to Apio as a result of these leasing activities but Apio creates a guaranteed source of supply for the value added business. Apio has loss exposure on the leasing activity to the extent that it is unable to sublease the land.

In May 2002, Apio advanced to a farm wholly-owned by the Apio CEO $1.1 million for ground lease payments and crop financing expenses in order to maintain current levels of produce sourcing from the Apio CEO's farm. The advance accrued interest at Apio's interest rate per its Bank of America loan agreement. Of the $1.1 million, $400,000 was repaid on June 30, 2002. On January 2, 2003, the remaining amount due plus accrued interest totaling $751,000 was offset by agreement against the earnout liability owed to the Apio CEO incurred in conjunction with the purchase of Apio in 1999.

Apio's domestic commodity vegetable business was sold to Apio Fresh, effective June 30, 2003 (see Note 3). The Apio CEO is a 12.5% owner in Apio Fresh. During fiscal year 2004, the Company recognized revenues of $890,000 from the sale of products to Apio Fresh and royalty revenues of $257,000 from the use by Apio Fresh of Apio's trademarks. The related accounts receivable is classified as related party in the accompanying Consolidated Balance Sheets as of May 30, 2004.

In addition, the Apio CEO has a 6% ownership interest in Apio Cooling LP, a limited partnership in which Apio is the general partner with a 60% ownership interest. Included in minority interest is $214,000 related to the Apio CEO's ownership interest.

All related party transactions are monitored monthly by the Company and approved by the Audit Committee of the Board of Directors.

Investment in farming activities

Landec, through its Apio subsidiary, invests in certain farming activities and such investments are included in other current assets in the accompanying consolidated balance sheet (zero at May 30, 2004 and $50,000 at May 25, 2003). The investments consist of cash advances to growers for expenses to be incurred during the growing season, in exchange for a percentage ownership in the proceeds of the crops. Net income or loss is generally recognized on these investments based on Landec's percentage ownership of the net proceeds of the crops as fields are harvested and proceeds are settled. Additionally, certain farming agreements contain provisions wherein Landec bears the risk of loss if the net proceeds from the crops are not sufficient to cover the expense incurred. These investments are periodically reviewed for impairment (at least quarterly). For fiscal year ended May 30, 2004 a net loss of $36,000 was recognized and for the seven months ended May 25, 2003 a net loss of $1.1 million was recognized. For the fiscal year ended October 27, 2002 a net gain of $1.1 million was recognized and for the fiscal year ended October 28, 2001 a net loss of $2.0 million was recognized. The net losses and gains on these investments are included in the cost of product sales in the consolidated statement of operations.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

Property and Equipment

Property and equipment are stated at cost. Expenditures for major improvements are capitalized while repairs and maintenance are charged to expense. Depreciation is expensed on a straight-line basis over the estimated useful lives of the respective assets, generally twenty to thirty-one years for buildings and improvements and three to ten years for furniture and fixtures, computers, capitalized software, machinery, equipment and autos. Leasehold improvements are amortized over the lesser of the economic life of the improvement or the life of the lease on a straight-line basis.

The Company capitalizes software development costs for internal use in accordance with Statement of Position 98-1, "*Accounting for Costs of Computer Software Developed or Obtained for Internal Use*" ("SOP 98-1"). Capitalization of software development costs begins in the application development stage and ends when the asset is placed into service. The Company amortizes such costs using the straight-line basis over estimated useful lives. No software development costs were capitalized during the fiscal year ended May 30, 2004 or for the seven months ended May 25, 2003.

Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, *Business Combinations*, and No. 142, *Goodwill and Other Intangible Assets ("SFAS 142")*, effective for fiscal years beginning after December 15, 2001. Under the new rules, goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests in accordance with the Statements. Other intangible assets will continue to be amortized over their useful lives. The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002.

Under SFAS 142 the Company is required to review goodwill and indefinite lived intangible assets at least annually. In May 2002, the Company completed its initial impairment review upon adoption of SFAS 142, and in October 2003 completed its annual review. The review is performed by grouping the net book value of all long-lived assets for acquired businesses, including goodwill and other intangible assets, and compared this value to the related estimated fair value. The determination of fair value is based on estimated future discounted cash flows related to these long-lived assets. The discount rate used was based on the risks associated with the acquired businesses. The determinations of fair value were performed by an independent appraiser. The reviews concluded that the fair market value of the acquired businesses exceeded the carrying value of their net assets and thus no impairment has been indicated since the adoption of SFAS 142.

Grower Payable

Prior to exiting the domestic commodity vegetable business in June 2003, Landec, through its Apio subsidiary, contracted with growers to cool and distribute their products. The grower payable was the net of the market value of the products received from the growers and the corresponding charges by Landec for services rendered on behalf of the growers.

Deferred Revenue

Cash received in advance of services performed (principally revenues related to upfront license fees) or shipment of products (primarily hybrid corn seed) are recognized as a liability and recorded as

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

deferred revenue. At May 30, 2004, approximately $76,000 has been recognized as a liability for advances on future hybrid corn seed shipments, $725,000 as a liability for deferred license fee revenues and $643,000 for advances on ground lease payments from growers. Of the deferred license fee amount, approximately $637,000 will be recognized subsequent to fiscal 2005 and has been included in other liabilities.

At May 25, 2003, approximately $95,000 was recognized as a liability for advances on future hybrid corn seed shipments, $919,000 as a liability for deferred license fee revenues and $430,000 for advances on ground lease payments from growers. Of the deferred license fee amount, approximately $725,000 was included in other liabilities.

Minority Interest

In connection with the acquisition of Apio, Landec acquired Apio's 60% general partner interest in Apio Cooling, a California limited partnership. Apio Cooling is included in the consolidated financial statements of Landec for all periods presented. The minority interest balance of $1.6 million at May 30, 2004 and $1.1 million at May 25, 2003 represents the limited partners' interest in Apio Cooling LP.

Per Share Information

Financial Accounting Standards Board issued Statement No. 128, "*Earnings Per Share*" (SFAS 128) requires the presentation of basic and diluted earnings per share. Basic earnings per share excludes any dilutive effects of options, warrants and convertible securities and is computed using the weighted average number of common share outstanding. Diluted earnings per share reflects the potential dilution if securities or other contracts to issue common stock were exercised or converted into common stock. Diluted common equivalent shares consist of convertible preferred stock and stock options using the treasury stock method. Due to the Company's net loss in the fiscal years ended October 27, 2002 and October 28, 2001, net loss per share includes only weighted average shares outstanding.

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

The following table sets forth the computation of diluted net income per share for those periods in which the Company reported net income (in thousands, except per share amounts):

	Fiscal Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002
			(unaudited)
Numerator:			
Net income	$ 2,900	$ 1,791	$ 1,502
Less: Minority interest in income of subsidiary	(116)	(305)	(286)
Net income for diluted net income per share	$ 2,784	$ 1,486	$ 1,216
Denominator:			
Weighted average shares for basic net income per share	21,396	20,948	17,777
Effect of dilutive securities:			
Stock options	602	109	189
Convertible preferred stock	1,558	1,569	3,116
Total dilutive common shares	2,160	1,678	3,305
Weighted average shares for diluted net income per share	23,556	22,626	21,082
Diluted net income per share	$ 0.12	$ 0.07	$ 0.06

The computation of diluted net loss per share for fiscal year ended October 27, 2002 excludes the impact of options to purchase 164,371 shares of common stock and the conversion of the Convertible Preferred Stock which was convertible into 3.2 million shares of common stock at October 27, 2002, as such impacts would be antidilutive for this period.

The computation of diluted net loss per share for fiscal year ended October 28, 2001 excludes the impact of options to purchase 338,997 shares of common stock and the conversion of the Convertible Preferred Stock which was convertible into 3.1 million shares of common stock at October 28, 2001, as such impacts would be antidilutive for this period.

Shipping Costs

The Company's shipping and handling costs are included in cost of sales for all periods presented.

Research and Development Expenses

Costs related to both research contracts and Company-funded research is included in research and development expenses. Costs to fulfill research contracts generally approximate the corresponding revenue. Research and development costs are primarily comprised of salaries and related benefits, supplies, travel expenses and corporate allocations.

Accounting for Stock-Based Compensation

The Company accounts for its stock option plans and its employee stock purchase plans in accordance with the provisions of the Accounting Principles Board Opinion No. 25 (APB 25) "Accounting for Stock Issued to Employees."

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

The Company has elected to follow APB 25 in accounting for its employee stock option because, as discussed below, the alternative fair value accounting provided for under Statement of Financial Accounting Standards No. 123 (SFAS No. 123) "*Accounting for Stock-Based Compensation*", required the use of option valuation models that were not developed for use in valuing employee stock options. Under APB 25, no compensation expense is recognized in the Company's financial statements unless the exercise price of the Company's employee stock options is less than the market price of the underlying stock on the date of grant.

Pro forma information regarding net income (loss) and net income (loss) per share has been determined as if the Company had accounted for the Landec stock option plans under the fair value method and the Landec Ag stock plan and Apio stock plans under the minimum value method prescribed by SFAS No. 123. The fair value of options granted in the fiscal year 2004, the seven months ended May 25, 2003 and fiscal years 2002 and 2001 reported below has been estimated at the date of grant using a Black-Scholes options pricing model with the following weighted average assumptions:

	Landec Employee Stock Options				
	Fiscal Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002 (unaudited)	Year Ended October 27, 2002	Year Ended October 28, 2001
Expected life (in years)	6.02	5.89	5.40	5.43	5.95
Risk-free interest rate	3.09%	2.81%	4.41%	4.00%	4.90%
Volatility	0.57	0.80	0.86	0.84	0.83
Dividend yield	0%	0%	0%	0%	0%

The assumptions used for the Landec stock options for the expected life, the risk-free interest rate and the dividend yield are the same assumptions used to determine the fair value of the Landec Ag and Apio options granted in the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001. The fair value for Landec Ag and Apio options was estimated using the minimum value method since the stock of these subsidiaries is not publicly traded.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. The change in the volatility in the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 is a result of basing the volatility on Landec's stock price.

Because the Company's options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in the opinion of management, the existing models do not necessarily provide a reliable single measure of the fair value of its options.

The weighted average estimated fair value of Landec employee stock options granted at grant date market prices during the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 was $2.89, $1.63, $2.48 and $2.47 per share,

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

respectively. No stock options were granted above grant date market prices during the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001. The weighted average estimated fair value of shares granted under the Landec Employee Stock Purchase Plan during the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 was $0.88, $1.65, $1.44 and $1.71 per share, respectively. The weighted average estimated fair value of options granted under the Landec Ag Stock Plan during the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 was $0.23, $0.16, $0.30 and $0.21 per share, respectively. The weighted average estimated fair value of options granted under Apio Stock Plan during the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001 was $0.52, $0.72 and $0.52 per share, respectively. There were no grants under the Apio Stock Plan during fiscal year 2004.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows (in thousands, except per share amounts):

	Year Ended May 30, 2004	Seven Months Ended May 25, 2003	Seven Months Ended June 2, 2002 (unaudited)	Year Ended October 27, 2002	Year Ended October 28, 2001
Net income (loss)—as reported	$2,900	$1,791	$ 1,502	$(1,487)	$ (7,875)
Deduct:					
Stock-based employee expense determined under SFAS 123	(961)	(546)	(1,221)	(1,887)	(2,509)
Pro forma net income (loss)	$1,939	$1,245	$ 281	$(3,374)	$(10,384)
Basic net income (loss) per share—as reported	$ 0.11	$ 0.08	$ 0.07	$ (0.10)	$ (0.48)
Diluted net income (loss) per share—as reported	$ 0.12	$ 0.07	$ 0.06	$ (0.10)	$ (0.48)
Basic pro forma net income (loss) per share	$ 0.07	$ 0.05	$ 0.00	$ (0.21)	$ (0.63)
Diluted pro forma net income (loss) per share	$ 0.08	$ 0.04	$ 0.00	$ (0.21)	$ (0.63)

The effects on pro forma disclosures of applying SFAS No. 123 are not likely to be representative of the effects on pro forma disclosures of future years.

Recent Accounting Pronouncements

Accounting for Consolidation of Variable Interest Entities

In January 2003, the FASB issued FASB Interpretation No. 46 ("FIN 46"), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which addresses consolidation by business enterprises of variable interest entities ("VIEs") either: (1) that do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) in which the equity investors lack an essential characteristic of a controlling financial interest. In December 2003, the FASB completed deliberations of proposed modifications to FIN 46

1. Organization, Basis of Presentation, and Summary of Significant Accounting Policies (Continued)

("Revised Interpretations") resulting in multiple effective dates based on the nature as well as the creation date of the VIE. VIEs created after January 31, 2003, but prior to January 1, 2004, may be accounted for either based on the original interpretation or the Revised Interpretations. The adoption of FIN 46 did not have an impact on our financial position, cash flows or results of operations.

Employer's Disclosure about Pensions and Other Post-Retirement Benefits

In December 2003, the FASB issued revised SFAS No. 132 (revised 2003), "Employer's Disclosure about Pensions and Other Post-Retirement Benefits." SFAS 132(R) revised employers' disclosure about pension plans and other post-retirement benefit plans. SFAS 132(R) requires additional disclosures in annual financial statements about the types of plan assets, investment strategy, measurement dates, plan obligations, cash flows, and components of net periodic benefit cost of defined benefit pension plans and other post-retirement benefit plans. The adoption of SFAS No. 132 did not have an impact on our financial position, cash flows or results of operations.

2. Discontinued Operations

In October 2002, the Company sold Dock Resins for $14.5 million ($10.2 million net of debt not assumed and before expenses). As a result of this sale, the financial results of Dock Resins have been included in the consolidated statement of operations as a discontinued operation for the years ended October 27, 2002 and October 28, 2001.

The Company recorded a loss of $4.2 million on the sale of Dock Resins of which $2.5 million was recorded in fiscal year 2001 and $1.7 million was recorded in the fourth quarter of fiscal year 2002 upon the close of the sale. The loss was comprised of a loss on the disposal of Dock Resins of $3.3 million; transaction costs and certain costs directly related to the sale, including consulting fees and professional fees of $1.2 million less $300,000 of operating income from the measurement date of October 18, 2001 to the disposal date of October 24, 2002. Included in restricted cash at May 25, 2003 is $1.35 million in escrow related to the sale of Dock Resins which was received from escrow in January 2004.

The condensed statement of operations of Dock Resins for fiscal year 2001 classified as loss from discontinued operations in the accompanying consolidated statement of operations is as follows:

Product sales	$11,735
Cost of product sales	8,132
Gross profit	3,603
Operating expenses	3,931
Operating loss	(328)
Other expense	(209)
Net loss from discontinued operations	$ (537)

3. Exit of Fruit Processing and Domestic Commodity Vegetable Businesses

In June 2002, the Company sold an idle fruit processing facility for $2.2 million and recorded a gain on the sale of $436,000 which is included in other income for fiscal year 2002 in the consolidated statement of operations. In December 2002, the Company sold a portion of the fruit processing equipment and the rights to the Company's Great Whites™ trademark to the purchaser of the facility for $703,000 resulting in a net gain of $39,000. The portion of the fruit equipment that was not sold is being used in Apio's value-added vegetable business.

During fiscal year 2003, management of Landec decided to exit its domestic vegetable business in order to focus on Apio's growing value—added specialty packaging and export businesses. The Company recorded a charge of $1.1 million in fiscal year 2003, primarily for the writedown of inventory that the Company would no longer be able to sell as a result of exiting this business and the writedown of notes receivable that the Company determined would be uncollectible as a result of the Company no longer continuing this business.

Effective June 30, 2003, the Company exited the selling of domestic commodity vegetable products and sold certain assets associated with this business to Apio Fresh LLC ("Apio Fresh"). Apio Fresh is owned by a group of entities and persons that supply produce to Apio. One of the owners of Apio Fresh is Apio's CEO (see Note 1). Under the terms of the sale, Apio Fresh purchased certain equipment and carton inventory from the Company at their net book value of approximately $410,000 in exchange for notes receivables due in monthly installments over 24 months. In addition, Apio will be providing information technology service to Apio Fresh for 36 months in exchange for a note receivable for $235,000. This amount has been recorded to deferred revenue and will be recognized ratably over the 36- month term of the agreement. In connection with the sale, Apio Fresh will pay the Company an on-going royalty fee ($257,000 during fiscal year 2004) per carton sold for the use of Apio's brand names. Apio Fresh and its owners, who are also growers, also entered into a long-term supply agreement with the Company to supply produce to Apio for its fresh-cut, value-added business. As a result of the sale, the Company recorded during the first quarter of fiscal year 2004, a write down of goodwill of $129,000 allocable to this business.

4. Notes and Advances Receivable

	May 30, 2004	May 25, 2003
Notes and advances receivable at May 30, 2004 and May 25, 2003 consisted of the following (in thousands):		
Note receivable due from buyer of fruit processing equipment in annual installments of $98,143 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009, secured by purchased assets	$ 608	$ 703
Note receivable due from grower bearing interest at 7%. Principal and interest payment of $300,000 received June 14, 2004, with final principal and interest payment due September 17, 2004, secured by deed of trust.	439	541
Various notes receivable from growers bearing no interest on cartons in inventory, payments to be withheld based on carton usage, secured by carton inventory	188	268

4. Notes and Advances Receivable (Continued)

	May 30, 2004	May 25, 2003
Various notes receivable from growers, with principal and interest ranging from the prime rate to the prime rate plus 3% to a maximum of 10%, payments to be withheld from proceeds derived from crop sales, due through September 2004, secured by crops and /or deeds of trust	170	843
Note receivable due from Apio Fresh (related party) in monthly installments of $7,043 including interest at 5%, with final payment due June 30, 2006, secured by lien and security interest.	167	—
Notes receivable due from grower in monthly installments of $33,333 plus interest at prime rate plus 1.0%, with final payment due on October 31, 2004, secured by leasehold rights	162	556
Notes receivable due from growers, with principal and interest of prime rate plus 1.75%, secured by their respective partnership interest in Apio Cooling LP. Payments to be deducted from partnership distributions until notes are paid in full, with balances due December 31, 2008.	154	441
Note receivable due from grower in annual installments of $33,437 plus interest at prime rate plus 1.0%, with final payment due December 31, 2007, unsecured	144	137
Note receivable due from Apio Fresh (related party) in monthly installments of $7,512 including interest at 5%, with final payment due June 30, 2005, secured by lien and security interest.	95	—
Note receivable due from grower with payment due on October 20, 2003 of $116,595 plus interest at prime rate plus 1.0%, and final payment of $60,714 due October 20, 2004 plus interest at prime rate plus 1.0% secured by leasehold rights	62	177
Note receivable due from buyer of fruit processing equipment in annual installments of $2,857 plus interest at prime rate plus 1.0%, with final payment due October 20, 2009	17	21
Note receivable due from a related party with interest at the prime rate, payments to be withheld from proceeds derived from crop sales due December 31, 2003, secured by crops and deeds of trust	—	83
Short term advances and other from Apio Fresh (related party)	140	161
Gross notes and advances receivable	2,346	3,931
Less allowance for doubtful notes	(195)	(416)
Net notes and advances receivable	2,151	3,515
Less current portion of notes and advances receivable, including related party note	(1,450)	(2,395)
Non-current portion of notes and advances receivable	$ 701	$ 1,120

5. Property and Equipment

Property and equipment consists of the following (in thousands):

	May 30, 2004	May 25, 2003
Land and buildings	$ 11,096	$ 10,334
Leasehold improvements	1,475	1,443
Computer, capitalized software, machinery, equipment and autos	21,221	19,256
Furniture and fixtures	525	526
Construction in process	27	689
	34,344	32,248
Less accumulated depreciation and amortization	(16,003)	(13,737)
	$ 18,341	$ 18,511

Depreciation expense for the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002 and October 28, 2001 was $3.4 million, $1.9 million, $3.3 million and $2.7 million, respectively. Equipment under capital leases, which totals approximately $623,000 at May 30, 2004, is security for the related lease obligations. The related accumulated amortization is $503,000.

6. Intangible Assets

In June 2001, the Financial Accounting Standards Board issued Statements of Financial Accounting Standards No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets, effective for fiscal years beginning after December 15, 2001. The Company has applied the new rules on accounting for goodwill and other intangible assets beginning in the first quarter of fiscal year 2002. The following table shows what the net loss would have been had the provision been applied at the beginning of fiscal year 2001 (in thousands, except per share amounts):

	Year Ended October 28, 2001
Net loss as reported	$(7,875)
Goodwill and other intangible amortization	2,675
Adjusted net loss	$(5,200)
Loss per share as reported	$ (0.48)
Goodwill and other intangible amortization	0.16
Adjusted loss per share	$ (0.32)

6. Intangible Assets (Continued)

Changes in the carrying amount of goodwill for the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002 and October 28, 2001 by reportable segment, are as follows (in thousands):

	Food Products Technology	Agricultural Seed Technology	Total
Balance as of October 28, 2000	$19,107	$2,604	$21,711
Goodwill acquired during the period	1,170	416	1,586
Goodwill amortized during the period	(1,102)	(193)	(1,295)
Balance as of October 28, 2001	19,175	2,827	22,002
Workforce and customer base reclassified	2,187	1,062	3,249
Goodwill acquired during the period	—	482	482
Balance as of October 27, 2002	21,362	4,371	25,733
Goodwill acquired during the period	—	383	383
Balance as of May 25, 2003	21,362	4,754	26,116
Goodwill disposed during the period	(129)	—	(129)
Balance as of May 30, 2004	$21,233	$4,754	$25,987

Information regarding Landec's other intangible assets is as follows (in thousands):

	May 30, 2004			May 25, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Unamortized Intangible Assets						
Trademark	$13,300	$(1,730)	$11,570	$13,300	$(1,730)	$11,570
Amortized Intangible Assets						
Other	617	(532)	85	579	(439)	140
	$13,917	$(2,262)	$11,655	$13,879	$(2,169)	$11,710

Amortization expense, including amortization of other assets, for fiscal year 2004 was $218,000 and $41,000 for Food Products Technology and Agricultural Seed Technology, respectively. Amortization expense, including amortization of other assets, was $259,000, $141,000, $199,000 and $2.7 million for the fiscal year ended May 30, 2004, the seven months ended May 25, 2003, and fiscal years ended October 27, 2002 and October 28, 2001, respectively.

7. Shareholders' Equity

Holders of Common Stock are entitled to one vote per share.

Convertible Preferred Stock

The Company has authorized two million shares of preferred stock, and as of May 30, 2004 has no outstanding preferred stock.

7. Shareholders' Equity (Continued)

On November 19, 2002, 166,667 shares of Series A Convertible Preferred Stock were converted into 1,666,670 shares of Common Stock and on May 7, 2004, 174,410 shares of Series B Convertible Preferred Stock were converted into 1,744,102 shares of Common Stock.

Holders of Series B Preferred Stock were entitled to cumulative dividends payable in additional shares of Series B Preferred Stock at an annual rate of eight percent (8%) following the initial sale of Series B Preferred Stock on October 25, 2001. Series B preferred stockholders were issued 31,553 shares of Series B Preferred Stock as stock dividends from the close of the sale until conversion on May 7, 2004.

Common Stock, Stock Purchase Plans and Stock Option Plans

In March 2002, the Company raised $7.3 million, net of $700,000 of expenses, through a private placement of 2,580,663 shares of Common Stock. The Company has filed a registration statement with the SEC for the resale of the stock.

At May 30, 2004, the Company had 5,639,946 common shares reserved for future issuance under Landec stock option plans (5,461,306) and employee stock purchase plans (178,640).

The 1995 Directors' Stock Option Plan (the "Directors' Plan") provides that each person who becomes a nonemployee director of the Company, who has not received a previous grant, shall be granted a nonstatutory stock option to purchase 20,000 shares of Common Stock on the date on which the optionee first becomes a nonemployee director of the Company. Thereafter, on the date of each annual meeting of the shareholders each non-employee director shall be granted an additional option to purchase 10,000 shares of Common Stock if, on such date, he or she shall have served on the Company's Board of Directors for at least six months prior to the date of such annual meeting. The exercise price of the options is the fair market value of the Company's Common Stock on the date the options are granted. The Directors' Plan, as amended in 1998 and 2003, authorizes the issuance of 800,000 shares under the plan. Options granted under this plan are exercisable and vest upon grant.

The 1996 Non-Executive Stock Option Plan authorizes the Board of Directors to grant non-qualified stock options to employees, including executive officers, and outside consultants of the Company. The exercise price of the options will be equal to the fair market value of the Company's Common Stock on the date the options are granted. As amended in 1999, 1,500,000 shares are authorized to be issued under this plan. Options are generally exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

In November 1996, the Company's Board of Directors approved the 1996 Stock Option Plan. Under this plan, the Board of Directors of Landec may grant stock purchase rights, incentive stock options or non-statutory stock options to Landec executives. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 100% of the fair market value of Landec's Common Stock on the date the options are granted. The plan, as amended, authorizes the issuance of 2,000,000 shares of Landec Common Stock under the plan. Options generally are exercisable upon vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested.

In December 1999, the Company granted an option to purchase 200,000 shares of Common Stock to the CEO of Landec under the 1996 Stock Option Plan. The option had an exercise price of $6.25 per share, and vested in three equal amounts if the stock price reaches an average of $10, $20, and $30,

7. Shareholders' Equity (Continued)

respectively, for a twenty consecutive day trading period prior to December 2003. In September 2001, the option holder agreed to cancel this option in exchange for $60,000, based upon an independent appraisal of the fair value of the option, in deferred compensation. On April 12, 2002, the Company paid the $60,000 to the option holder.

In October 2000, the Company's Board of Directors approved the New Executive Stock Option Plan. Under this plan, the Board of Directors may grant non-statutory stock options to officers of Landec or officers of Apio or Landec Ag whose employment with each of those companies began after October 24, 2000. The exercise price of the non-statutory stock options may be no less than 100% and 85%, for named executives and non-named executives, respectively, of the fair market value of Landec's common stock on the date the options are granted. Options generally are exercisable upon vesting, generally vest ratably over four years and are subject to repurchase if exercised before being vested. 210,000 shares are authorized to be issued under this plan.

Activity under all Landec Stock Option Plans is as follows:

		Outstanding Options	
	Options Available for Grant	Number of Shares	Weighted Average Exercise Price
Balance at October 29, 2000	970,085	4,314,839	$4.92
Additional shares reserved	500,000	—	—
Options granted	(606,800)	606,800	$3.44
Options exercised	—	(311,609)	$0.72
Options forfeited	599,264	(599,264)	$5.45
Expired in 1988 Plan	(58,281)	—	—
Balance at October 28, 2001	1,404,268	4,010,766	$4.93
Options granted	(430,739)	430,739	$3.44
Options exercised	—	(71,574)	$0.86
Options forfeited	334,581	(334,581)	$4.91
Expired in 1988 Plan	(85,760)	—	—
Balance at October 27, 2002	1,222,350	4,035,350	$4.85
Options granted	(375,000)	375,000	$2.34
Options exercised	—	(23,600)	$0.66
Options forfeited	332,506	(332,506)	$5.06
Balance at May 25, 2003	1,179,856	4,054,244	$4.63
Additional shares reserved	400,000		
Options granted	(161,000)	161,000	$5.20
Options exercised	—	(152,659)	$2.68
Options forfeited	139,824	(139,824)	$4.77
Expired in 1988 Plan	(20,135)	—	
Balance at May 30, 2004	1,538,545	3,922,761	$4.81

7. Shareholders' Equity (Continued)

At May 30, 2004, May 25, 2003, October 27, 2002 and October 28, 2001, options to purchase 3,274,455, 3,161,710, 3,249,878 and 2,901,861 of Landec's common stock were vested, respectively. No options have been exercised prior to being vested.

The following tables summarize information about Landec options outstanding and exercisable at May 30, 2004.

OPTIONS OUTSTANDING

Range of Exercise Prices	Number of Shares	Weighted Average Contractual Life (in years)	Weighted Average Exercise Price
$0.8600—$2.8200	454,162	6.29	1.92
$2.9500—$3.3750	538,708	7.18	3.27
$3.4700—$3.9380	563,250	6.47	4.28
$5.0000—$5.0000	874,191	3.59	5.00
$5.2500—$6.1250	124,700	5.33	5.82
$6.2500—$6.2500	995,000	2.04	6.25
$6.4500—$7.6250	372,750	5.78	6.74
$0.5800—$7.6250	3,922,761	4.68	4.81

OPTIONS EXERCISABLE

Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price
$0.8200—$2.8200	306,580	1.83
$2.9500—$3.3750	305,835	3.25
$3.4700—$4.9380	475,798	4.38
$5.0000—$5.0000	749,191	5.00
$5.2500—$6.1250	122,324	5.81
$6.2500—$6.2500	995,000	6.25
$6.4500—$7.6250	319,727	6.74
$0.5800—$7.6250	3,274,455	5.03

Employee Stock Purchase Plan. The Company has an employee stock purchase plan which permits eligible employees to purchase Common Stock, which may not exceed 10% of an employee's compensation, at a price equal to the lower of 85% of the fair market value of the Company's Common Stock at the beginning of the offering period or on the purchase date. As of May 30, 2004, 796,360 shares have been issued under the Purchase Plan.

Landec Ag Stock Plan. Under the 1996 Landec Ag Stock Plan, the Board of Directors of Landec Ag may grant stock purchase rights, incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the stock purchase rights, incentive stock options and non-statutory stock options may be no less than 85%, 100% and 85%, respectively, of the fair market value of Landec Ag's common stock as determined by Landec Ag's Board of Directors. 2,000,000

7. Shareholders' Equity (Continued)

shares are authorized to be issued under this plan. Options generally are exercisable upon vesting and generally vest ratably over four years and are subject to repurchase if exercised before being vested.

The following table summarizes activity under the Landec Ag Stock Option.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at October 29, 2000	275,151	1,706,100	$0.33
Options granted	(23,200)	23,200	$1.00
Options exercised	—	(107,333)	$0.11
Options forfeited	41,667	(41,667)	$0.70
Balance at October 28, 2001	293,618	1,580,300	$0.35
Options granted	(20,000)	20,000	$1.00
Options exercised	—	(200,000)	$0.10
Options forfeited	10,530	(10,530)	$0.42
Balance at October 27, 2002	284,148	1,389,770	$0.39
Options granted	(57,000)	57,000	$1.00
Options exercised	—	—	—
Options forfeited	1,770	(1,770)	$1.00
Balance at May 25, 2003	228,918	1,445,000	$0.41
Options granted	(10,000)	10,000	$1.50
Options exercised	—	—	—
Options forfeited	195,150	(195,150)	$0.50
Balance at May 30, 2004	414,068	1,259,850	$0.41

At May 30, 2004, options to purchase 1,190,436 shares with an average exercise price of $0.37 per share of Landec Ag's common stock were vested. For the options outstanding at May 30, 2004, 706,250 options were granted with an exercise price of $0.10, 140,400 options were granted with an exercise price of $0.20, 403,200 were granted with an exercise price of $1.00, and 10,000 were granted with an exercise price of $1.50. As of May 30, 2004, the Company has 1,673,918 common shares reserved for future issuance under the Landec Ag stock option plan.

Apio Stock Plan. In connection with the acquisition of Apio, the Board of Directors of Landec authorized the establishment of the 1999 Apio Stock Option Plan ("1999 Plan"). Under the 1999 Plan, the Board of Directors of Apio may grant incentive stock options or non-statutory stock options to employees and outside consultants. The exercise price of the incentive stock options and non-statutory stock options may be no less than 100% and 85%, respectively, of the fair market value of Apio's common stock as determined by Apio's Board of Directors. Five million shares were authorized to be issued under this plan. Options were exercisable upon vesting and generally vested ratably over four years and were subject to repurchase if exercised before being vested. As of May 30, 2004, options for two million shares had been granted at an exercise price of $2.10 per share.

7. Shareholders' Equity (Continued)

In May 2000, the 1999 Plan was terminated. All existing grants remain outstanding, and no future grants will be made from the plan. Concurrently, the 2000 Apio Stock Option Plan ("2000 Plan") was authorized by Apio's Board of Directors, which authorized the issuance of two million shares under the same terms and conditions as the 1999 Plan. As of May 30, 2004, options for 386,779 shares are outstanding under the 2000 Plan at an exercise price of $2.10 per share.

The following table summarizes activity under the Apio Stock Option Plan.

		Outstanding Options	
	Options Available	Number of Shares	Weighted Average Exercise Price
Balance at October 29, 2000	1,243,000	2,757,000	$2.10
Options granted	(134,500)	134,500	$2.10
Options exercised	—	(583)	$2.10
Options forfeited	104,022	(104,022)	$2.10
Balance at October 28, 2001	1,212,522	2,786,895	$2.10
Options granted	(75,000)	75,000	$2.10
Options exercised	—	—	$2.10
Options forfeited	73,251	(73,251)	$2.10
Balance at October 27, 2002	1,210,773	2,788,644	
Options granted	(100,000)	100,000	$2.10
Options exercised	—	—	$2.10
Options forfeited	373,019	(373,019)	$2.10
Balance at May 25, 2003	1,483,792	2,515,625	
Options granted	—	—	$2.10
Options exercised	—	(49,166)	$2.10
Options forfeited	79,680	(79,680)	$2.10
Balance at May 30, 2004	1,563,472	2,386,779	

At May 30, 2004, options to purchase 2,285,101 shares of Apio common stock were vested. As of May 30, 2004, the Company has 3,950,251 common shares reserved for future issuance under the Apio stock option plans.

8. Debt

Revolving debt

On August 20, 2003, Apio entered into a $12 million revolving line of credit (borrowings are based on Apio's accounts receivable levels) and a $3.0 million equipment line of credit (the "Lines") with Wells Fargo Business Credit, Inc. ("Wells Fargo"). Outstanding amounts under the Lines bear interest at the prime rate set by Wells Fargo plus one percent (5% at May 30, 2004). The Lines expire July 31, 2006. The Lines contain certain restrictive covenants, which, among other things, affect the ability of Landec to receive payments on debt owed by Apio to Landec. Landec has pledged substantially all of the assets of Apio to secure the Lines. Concurrently with entering into this agreement with Wells Fargo, the Company paid off and terminated its revolving line of credit with Bank of America. At May 30, 2004, $5.3 million was outstanding under the Lines.

On May 25, 2003, Apio had a revolving line of credit with Bank of America that allowed for borrowings up to a maximum of $12.0 million, which expired on August 31, 2003. At May 25, 2003, $6.2 million was outstanding under this revolving line of credit. All amounts outstanding under Apio's loan agreement with Bank of America were paid off using the new Wells Fargo revolving line of credit.

Landec Ag has a revolving line of credit which allows for borrowings of up to $7.5 million, based on Landec Ag's inventory levels. The interest rate on the revolving line of credit is the prime rate plus 0.50 (4.5% at May 30, 2004). The line of credit contains certain restrictive covenants, which, among other things, affect the ability of Landec Ag to make payments on debt owed by Landec Ag to Landec. Landec has pledged substantially all of the assets of Landec Ag to secure the line of credit. At May 30, 2004 and May 25, 2003, zero and $1.0 million, respectively, were outstanding under the revolving line of credit.

The weighted average interest rate on the Company's lines of credit was 5.38%, 5.51%, 5.46% and 6.54% for the fiscal year ended May 30, 2004, the seven months ended May 25, 2003 and for the fiscal years ended October 27, 2002 and October 28, 2001, respectively.

In addition, under a $1.0 million equipment line, $600,000 of equipment was purchased and in June 2001, that $600,000 was converted into a four-year, 8% per annum term note. As of May 30, 2004 and May 25, 2003, $178,000 and $346,000, respectively, were outstanding under this term note.

8. Debt (Continued)

Long-Term Debt

Long-term debt consists of the following (in thousands):

	May 30, 2004	May 25, 2003
Note payable of Apio to a commercial finance company; due in monthly installments of $10,500 including interest at 3.8% with final payment due December 2019	1,471	1,541
Contractual obligation to former owners of Apio; due in annual installments of $1,235,000 through January 2, 2005	1,132	2,170
Note payable of Apio to a bank; due in monthly installments of $6,469 including interest at 3.35% with final payment due December 2015	724	767
Various notes payable with interest rates ranging from 8.00% to 9.38%	230	796
Capitalized lease obligations with interest rates ranging from 5.9% to 19.45%	122	229
Capital lease obligation due in monthly installments of $65,900, including interest at 11.27% with final payment due April 2004, secured by computer hardware and a letter of credit	—	747
	3,679	6,250
Less current portion	(1,505)	(2,375)
	$ 2,174	$ 3,875

Maturities of long-term debt, including obligations under capital lease agreements, for each year presented are as follows (in thousands):

FY 2005	1,505
FY 2006	189
FY 2007	156
FY 2008	162
FY 2009	147
Thereafter	1,520
	3,679

The contractual obligation of $1.2 million to former shareholders of Apio is non-interest bearing and accordingly has been discounted at Apio's incremental borrowing rate resulting in a discounted value of $1.1 million at May 30, 2004. In June 2001, under provisions of the acquisition agreement, because Landec's average closing stock price was below $6.00 during June 2001, the Company increased its obligation to the former owners of Apio by $700,000 ($591,000 on a discounted basis), $175,000 of which was outstanding at May 30, 2004 and is included in the $1.2 million referenced above.

The term debt and revolving note agreements contains various financial covenants including minimum fixed coverage ratio, minimum current ratio, minimum adjusted net worth and maximum leverage ratios. The loan agreements, through restricted payment covenants and amendments, limit the ability of Apio and Landec Ag to make cash payments to Landec.

8. Debt (Continued)

Landec has pledged substantially all of Apio's and Landec Ag's assets to secure their term debt.

9. Income Taxes

The Company has recorded a provision of $50,000 for income taxes for the fiscal year ended May 30, 2004, which is included in other income in the accompanying Consolidated Statements of Operations. No provision was recorded for the seven months ended May 25, 2003 and for the fiscal years ended October 27, 2002 and October 28, 2001.

As of May 30, 2004, the Company had federal and state net operating loss carryforwards of approximately $35.8 million and $7.9 million, respectively. The Company also had federal and state research and development tax credit carryforwards of approximately $1.4 million and $1.1 million, respectively. The net operating loss and credit carryforwards will expire at various dates through 2024, if not utilized.

Utilization of the net operating losses and credits may be subject to a substantial annual limitation due to the ownership change limitations provided by the Internal Revenue Code of 1986. The annual limitation may result in the expiration of net operating losses and credits before utilization.

Significant components of the Company's deferred tax assets are as follows (in thousands):

	May 30, 2004	May 25, 2003
Deferred tax assets:		
Net operating loss carryforwards	$12,700	$15,000
Research credit carryforwards	2,100	1,800
Capitalized research and development	100	200
Other—net	300	(500)
Net deferred tax assets	15,200	16,500
Valuation allowance	(15,200)	(16,500)
Net deferred tax assets	$ —	$ —

Due to the Company's absence of earnings history, the net deferred tax asset has been fully offset by a valuation allowance, which has decreased by $1.3 million in the current year.

Approximately $155,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be allocated directly to contributed capital.

10. Commitments and Contingencies

Operating Leases

Landec leases facilities and equipment under operating lease agreements with various terms and conditions, which expire at various dates through 2009. The approximate future minimum lease

10. Commitments and Contingencies (Continued)

payments under these operating leases, excluding farmland leases, at May 30, 2004 are as follows (in thousands):

	Amount
FY2005	664
FY2006	621
FY2007	459
FY2008	331
FY2009	174
	2,249

Rent expense for operating leases, including month to month arrangements was $1.4 million for the fiscal year ended May 30, 2004, $883,000 for the seven months ended May 25, 2003, $1.3 million for the fiscal year ended October 27, 2002 and $921,000 for the fiscal year ended October 28, 2001.

Land Leases

Landec, through its Apio subsidiary, also leases farmland under various non-cancelable leases expiring through December 2022. Landec subleases substantially all of the farmland to growers on an annual basis. The subleases are generally non-cancelable and expire through December 2022. The approximate future minimum leases and sublease amounts receivable under farmland leases at May 30, 2004 are as follows (in thousands):

	Minimum Lease Payments	Sublease Rents Receivable	Net
FY 2005	895	(810)	85
FY 2006	167	(99)	68
FY 2007	68	—	68
FY 2008	68	—	68
FY 2009	68	—	68
Thereafter	943	—	943
	2,209	(909)	1,300

Rent expense for land leases net of sublease rents, including month to month arrangements was $16,000 for the fiscal year ended May 30, 2004, $125,000 for the seven months ended May 25, 2003, $378,000 for the fiscal year ended October 27, 2002, and $131,000 for the fiscal year ended October 28, 2001.

Employment Agreements

Landec has entered into employment agreements with certain key employees. These agreements provide for these employees to receive incentive bonuses based on the financial performance of certain divisions in addition to their annual base salaries. Certain key employees also receive minimum bonuses for their second year assuming continued employment. The accrued incentive bonuses amounted to $197,000 at May 30, 2004 and $328,000 at May 25, 2003.

10. Commitments and Contingencies (Continued)

Licensing Agreement

In fiscal year 2001, the Company entered into an agreement for the exclusive worldwide rights to market grapes under certain brand names. Under the terms of the amended agreement (amended in fiscal year 2004), the Company is obligated to make annual payments of $100,000 for fiscal years 2005 through 2012.

Purchase Commitments

At May 30, 2004, the Company was committed to purchase $1.0 million of produce during fiscal year 2005.

11. Employee Savings and Investment Plans

The Company sponsors a 401(k) plan which is available to substantially all of the Company's employees.

Landec's Corporate Plan, which is available to all Landec employees ("Landec Plan"), allows participants to contribute from 1% to 50% of their salaries, up to the Internal Revenue Service (IRS) limitation into designated investment funds. Beginning in fiscal year 2001, the Company amended the plan so that it contributes an amount equal to 50% of the participants' contribution up to 3% of the participants' salary. In May 2003, the Company again amended the plan to make the Company's matching contribution to the plan on behalf of participants voluntary, and to make employees participation in the plan voluntary. Participants are at all times fully vested in their contributions. The Company's contribution vests over a four-year period at a rate of 25% per year. The Company retains the right, by action of the Board of Directors, to amend, modify, or terminate the plan. For the fiscal year ended May 30, 2004, the seven months ended May 25, 2003 and for the fiscal years ended October 27, 2002 and October 28, 2001, the Company contributed $287,000, $171,000, $126,000 and $96,000, respectively, to the Landec Plan.

The Company had also sponsored a 401(k) plan available to substantially all of Apio's employees ("Apio Plan"). The plan's participants could contribute from 1% to 50% of their salary, up to the IRS limitation into designated investment funds. Apio, in turn, contributed an amount, as required by the plan, which was a portion of the participant's contributions. Participants were at all times fully vested in their contributions. Apio's contribution vested over a six-year period beginning in year two at a rate of 20% per year. In December 2002, the Apio Plan was merged into the Landec Plan and all funds from the Apio Plan were transferred into the Landec Plan at that time. In the seven months ended May 25, 2003, and the fiscal years ended October 27, 2002, and October 28, 2001, Apio contributed $36,000, $320,000, and $208,000, respectively, to the Apio Plan.

12. Business Segment Reporting

Landec operates in two business segments: the Food Products Technology segment and the Agricultural Seed Technology segment. The Food Products Technology segment markets and packs produce and specialty packaged fresh-cut vegetables that incorporate the Intelimer packaging technology for the fresh-cut and whole produce industry through its Apio subsidiary. The Agricultural Seed Technology segment markets and distributes hybrid seed corn to the farming industry and is selling seed coatings using Landec's proprietary Intelimer polymers through Landec Ag. The Corporate and Other segment includes the operations from the Company's Technology Licensing/Research and Development business and corporate operating expenses. The Food Products Technology and Agricultural Seed Technology segments include charges for corporate services allocated from the Corporate and Other segment. Corporate and Other amounts include non-core operating activities, corporate operating costs and net interest expense.

12. Business Segment Reporting (Continued)

Operations and identifiable assets by business segment consisted of the following (in thousands):

Fiscal Year Ended May 30, 2004	Food Products Technology	Agricultural Seed Technology	Corporate and Other	TOTAL
Net sales	$167,886	$23,641	$ 565	$192,092
International sales	$ 48,679	$ —	$ —	$ 48,679
Gross profit	$ 20,231	$ 9,086	$ 474	$ 29,791
Net income (loss)	$ 3,232	$ (241)	$ (91)	$ 2,900
Identifiable assets	$ 72,088	$19,722	$ 1,197	$ 93,007
Depreciation and amortization	$ 3,110	$ 484	$ 111	$ 3,705
Capital expenditures	$ 2,997	$ 320	$ 76	$ 3,393
Interest income	$ 148	$ 9	$ 7	$ 164
Interest expense	$ 683	$ 128	$ —	$ 811
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Seven Months Ended May 25, 2003				
Net sales	$ 90,431	$21,042	$ 786	$112,259
International sales	$ 17,948	$ —	$ —	$ 17,948
Gross profit	$ 11,334	$ 8,584	$ 786	$ 20,704
Net income (loss)	$ (1,672)	$ 3,197	$ 266	$ 1,791
Identifiable assets	$ 76,669	$17,994	$ 2,224	$ 96,887
Depreciation and amortization	$ 1,687	$ 277	$ 77	$ 2,041
Capital expenditures	$ 988	$ 222	$ 26	$ 1,236
Interest income	$ 128	$ 2	$ 14	$ 144
Interest expense	$ 568	$ 74	$ —	$ 642
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 27, 2002				
Net sales	$160,596	$19,439	$ 3,120	$183,155
International sales	$ 36,273	$ —	$ —	$ 36,273
Gross profit	$ 20,183	$ 8,037	$ 3,120	$ 31,340
Net income (loss) from continuing operations	$ (2,134)	$ (714)	$ 3,049	$ 201
Identifiable assets	$ 65,489	$15,405	$26,909	$107,803
Depreciation and amortization	$ 2,822	$ 507	$ 171	$ 3,500
Capital expenditures	$ 1,774	$ 634	$ 138	$ 2,546
Interest income	$ 184	$ 46	$ 17	$ 247
Interest expense	$ 1,440	$ 109	$ 2	$ 1,551
Income tax expense (benefit)	$ —	$ —	$ —	$ —
Fiscal Year Ended October 28, 2001				
Net sales	$173,609	$16,211	$ 826	$190,646
International sales	$ 33,139	$ —	$ —	$ 33,139
Gross profit	$ 20,458	$ 6,659	$ 697	$ 27,814
Net income (loss) from continuing operations	$ (2,632)	$(2,761)	$ 555	$ (4,838)
Identifiable assets	$ 81,399	$17,842	$20,881	$120,122
Depreciation and amortization	$ 3,918	$ 1,120	$ 392	$ 5,430
Capital expenditures	$ 6,108	$ 462	$ 391	$ 6,961
Interest income	$ 601	$ 4	$ 12	$ 617
Interest expense	$ 2,536	$ 253	$ —	$ 2,789
Income tax expense (benefit)	$ —	$ —	$ —	$ —

13. Quarterly Consolidated Financial Information (unaudited)

The following is a summary of the unaudited quarterly results of operations for fiscal year 2004, the seven months ended May 25, 2003, and fiscal year 2002 (in thousands, except for per share amounts):

FY 2004	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2004
Revenues	$41,803	$43,265	$48,587	$58,437	$192,092
Gross profit	$ 6,082	$ 5,030	$ 7,447	$11,232	$ 29,791
Net income (loss)	$ (624)	$(1,583)	$ 724	$ 4,383	$ 2,900
Basic amounts per common share:					
Net income/(loss) per basic share	$ (0.03)	$ (0.08)	$ 0.03	$ 0.20	$ 0.11
Diluted amounts per common share:					
Net income/(loss) per diluted share	$ (0.03)	$ (0.08)	$ 0.03	$ 0.17	$ 0.12

Seven Months Ended May 25, 2003	Three Months Ended January 26, 2003	Three Months Ended April 27, 2003
Revenues	$41,125	$56,845
Gross profit	$ 5,723	$12,738
Net income (loss)	$(2,036)	$ 4,673
Net income/(loss) per basic share	$ (0.10)	$ 0.22
Net income/(loss) per diluted share	$ (0.10)	$ 0.18

FY 2002	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter	FY 2002
Revenues	$40,346	$57,118	$44,469	$41,222	$183,155
Gross profit	$ 4,687	$13,800	$ 6,514	$ 6,339	$ 31,340
Income (loss) from continuing operations	$(3,520)	$ 5,423	$ (482)	$(1,220)	$ 201
Income (loss) from discontinued operations	—	—	—	(1,688)	(1,688)
Net income (loss)	$(3,520)	$ 5,423	$ (482)	$(2,908)	$ (1,487)
Basic amounts per common share:					
Continuing operations	$ (0.22)	$ 0.30	$ (0.03)	$ (0.07)	$ (0.01)
Discontinued operations	—	—	—	(0.09)	(0.09)
Net income/(loss) per basic share	$ (0.22)	$ 0.30	$ (0.03)	$ (0.16)	$ (0.10)
Diluted amounts per common share:					
Continuing operations	$ (0.22)	$ 0.24	$ (0.03)	$ (0.07)	$ (0.01)
Discontinued operations	—	—	—	(0.09)	(0.09)
Net income/(loss) per diluted share	$ (0.22)	$ 0.24	$ (0.03)	$ (0.16)	$ (0.10)

LANDEC CORPORATION
CONDENSED FINANCIAL INFORMATION OF REGISTRANT

SCHEDULE I

Condensed Balance Sheets

	May 30, 2004	May 25, 2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 112	$ 64
Accounts receivable,	156	93
Inventory	113	65
Prepaid expenses and other current assets	351	1,755
Total current assets	732	1,977
Property, plant and equipment	4,313	3,568
Less accumulated depreciation	(3,858)	(3,238)
	455	330
Other assets (principally investment in and amounts due from subsidiaries)	61,862	57,524
	$ 63,049	$ 59,831
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities	$ 863	$ 1,168
Other liabilities	637	760
Shareholders' equity:		
Preferred stock	—	5,531
Common stock	116,841	110,100
Accumulated deficit	(55,292)	(57,728)
Total shareholders' equity	61,549	57,903
	$ 63,049	$ 59,831

Condensed Statements of Income

	Year Ended	Seven Months Ended		Year Ended	
	May 30, 2004	May 25, 2003	June 2, 2002	October 27, 2002	October 28, 2001
Revenues:					
Net sales and gross revenue	$ 565	$ 786	$1,676	$ 3,121	$ 825
Management fees and interest income from subsidiaries	3,593	2,058	2,344	3,383	3,376
	4,158	2,844	4,020	6,504	4,201
Cost and expenses:					
Cost of products sold	91	—	—	—	127
Research and development	1,349	851	661	1,075	712
Selling, general and administrative expenses	2,768	1,743	1,690	2,359	2,807
Other (income) expense, net	41	(14)	(2)	—	—
	4,249	2,580	2,349	3,434	3,646
Income (loss) before equity in net income (loss) of subsidiaries	(91)	264	1,671	3,070	555
Equity in net income (loss) of subsidiaries:					
Equity in net income (loss) from continuing operations of subsidiaries	2,991	1,527	(169)	(2,869)	(5,393)
Equity in net loss from discontinued operations of subsidiaries:					
Loss from discontinued operations	—	—	—	—	(537)
Loss on disposal of discontinued operations	—	—	—	(1,688)	(2,500)
	—	—	—	(1,688)	(3,037)
Equity in net income (loss) of subsidiaries	2,991	1,527	(169)	(4,557)	(8,430)
Net income (loss)	$2,900	$1,791	$1,502	$(1,487)	$(7,875)
Net income (loss)	$2,900	$1,791	$1,502	$(1,487)	$(7,875)
Dividends on Series B preferred stock	(464)	(219)	(202)	(412)	—
Net income (loss) applicable to common shareholders	$2,436	$1,572	$1,300	$(1,899)	$(7,875)

Condensed Statements of Cash Flows

	Year Ended	Seven Months Ended	Year Ended	
	May 30, 2004	May 25, 2003	October 27, 2002	October 28, 2001
Cash used in operating activities	$(2,160)	$(3,805)	$(13,155)	$(5,692)
Investing activities:				
Purchases of property, plant and equipment	(76)	(26)	(8)	(85)
Proceeds from sale of Dock Resins	—	—	9,406	—
Other	1,538	(32)	(88)	(87)
	1,462	(58)	9,310	(172)
Financing activities:				
Proceeds from sale of common stock	746	149	7,611	636
Proceeds from sale of preferred stock	—	—	—	4,900
	746	149	7,611	5,536
Increase (decrease) in cash	$ 48	$(3,714)	$ 3,766	$ (328)

Notes to Condensed Financial Statements

Note A—Basis of Presentation

In the parent-company-only financial statements, the Company's investment in subsidiaries is stated at cost plus equity in undistributed earnings (losses) of subsidiaries since the date of acquisition. The Company's share of net income (loss) of its unconsolidated subsidiaries is included in consolidated net income (loss) using the equity method. The parent-company-only financial statements should be read in conjunction with the Company's consolidated financial statements.

LANDEC CORPORATION
VALUATION AND QUALIFYING ACCOUNTS
(in thousands)

SCHEDULE II

	Balance at beginning of period	Additions charged to costs and expenses	Deductions	Balance at end of period
Year ended October 28, 2001				
Allowance for doubtful accounts receivable and notes receivable	$1,634	$1,958	$(2,487)	$1,105
Year ended October 27, 2002				
Allowance for doubtful accounts receivable and notes receivable	$1,105	$1,313	$(1,172)	$1,246
Seven months ended May 25, 2003				
Allowance for doubtful accounts receivable and notes receivable	$1,246	$ 263	$ (902)	$ 607
Year ended May 30, 2004				
Allowance for doubtful accounts receivable and notes receivable	$ 607	$ 276	$ (423)	$ 460

(b) Reports on Form 8-K.

A report on Form 8-K was filed on March 30, 2004 reporting the announcement of the financial results for the Company's third quarter of fiscal year 2004 ended February 29, 2004. A report on Form 8-K was filed on April 28, 2004 reporting the conversion of the Company's Series B Convertible preferred to Common Stock. Subsequent to May 30, 2004, a report on Form 8-K filed on July 21, 2004 reported the announcement of the financial results for the fiscal year ended May 30, 2004.

(c) Index of Exhibits.

Exhibit Number:	Exhibit Title
2.3	Form of Agreement and Plan Merger and Purchase Agreement by and among the Registrant, Apio, Inc. and related companies and each of the respective shareholders dated as of November 29, 1999, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated December 2, 1999.
2.4	Stock Purchase Agreement between The Lubrizol Corporation and the Registrant dated as of October 24, 2002, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated October 24, 2002.
2.5	Purchase Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
3.1	Amended and Restated Bylaws of Registrant, incorporated herein by reference to Exhibit 3.1 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
3.2	Ninth Amended and Restated Articles of Incorporation of Registrant, incorporated herein by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
3.3	Certificate of Determination of Series A Preferred Stock, incorporated herein by reference to Exhibit 3.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
3.4	Certificate of Determination of Series B Preferred Stock, incorporated herein by reference to Exhibit 3.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
4.1*	Series B Preferred Stock Purchase Agreement between the Registrant and the Seahawk Ranch Irrevocable Trust, dated as of October 24, 2001, incorporated herein by reference to Exhibit 4.1 to the Registrant's Current Report on Form 8-K dated October 25, 2001.
10.1	Form of Indemnification Agreement, incorporated herein by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
10.3*	1995 Employee Stock Purchase Plan, as amended, and form of Subscription Agreement, incorporated herein by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.5*	Form of Option Agreement for 1995 Directors' Stock Option Plan, incorporated herein by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.

Exhibit Number:	Exhibit Title
10.6	Industrial Real Estate Lease dated March 1, 1993 between the Registrant and Wayne R. Brown & Bibbits Brown, Trustees of the Wayne R. Brown & Bibbits Brown Living Trust dated December 30, 1987, incorporated by reference to Exhibit 10.6 to the Registrant's Registration Statement on Form S-1 (File No. 33-80723) declared effective on February 12, 1996.
10.15*	1996 Landec Ag Stock Option Plan and form of Option Agreements, incorporated herein by reference to Exhibit 10.15 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.16*	Form of Option Agreement for the 1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.16 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1996.
10.17*	1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.18*	Form of Option Agreement for 1996 Amended and Restated Stock Option Plan, incorporated herein by reference to Exhibit 10.17 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 30, 1997.
10.19	Technology License Agreement between Bissell Healthcare Corporation and the Registrant, dated as of August 28, 1997, incorporated herein by reference to Exhibit 10.2 to the Registrant's Current Report on Form 8-K dated August 28, 1997.
10.22*	Form of Common Stock Purchase Agreement for certain officers and directors for restricted stock purchase, incorporated herein by reference to Exhibit 10.22 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 10, 1998.
10.24*	Employment Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.24 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.25*	Stock Option Agreement between the Registrant and Nicholas Tompkins dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.25 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.26*	1999 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.26 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.27	Loan Agreement between Apio, Inc. and the Bank of America dated as of November 29, 1999, incorporated herein by reference to Exhibit 10.27 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 31, 1999.
10.28*	2000 Apio, Inc. Stock Option Plan and form of Option Agreement, incorporated herein by reference to Exhibit 10.28 to the Registrant's Annual Report on Form 10-K filed for the fiscal year ended October 29, 2000.
10.29	Credit Agreement between Landec Ag, Inc. and Old National Bank dated as of June 5, 2000, as amended, incorporated herein by reference to Exhibit 10.29 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.
10.30*	New Executive Stock Option Plan, incorporated herein by reference to Exhibit 10.30 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 29, 2000.

Exhibit Number:	Exhibit Title
10.31	Amendment No. 2 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of February 28, 2001, incorporated herein by reference to Exhibit 10.31 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.32	Amendment No. 3 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of April 26, 2001, incorporated herein by reference to Exhibit 10.32 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 29, 2001.
10.33	Waiver and Amendment No. 4 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of September 11, 2001, incorporated herein by reference to Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.34	Amendment No. 5 to the Loan Agreement between Apio, Inc. and the Bank of America dated as of October 26, 2001, incorporated herein by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.35*	1996 Non-Executive Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 28, 2001.
10.36	Amendment No. 6 to Loan Agreement between Apio, Inc. and the Bank of America dated as of April 1, 2002, incorporated herein by reference to Exhibit 10.36 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 28, 2002.
10.37	Amendment No. 7 to Loan Agreement between Apio, Inc. and the Bank of America dated as of May 1, 2002, incorporated herein by reference to Exhibit 10.37 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended July 28, 2002.
10.38	Amendment No. 8 to Loan Agreement between Apio, Inc. and the Bank of America dated as of August 1, 2002, incorporated herein by reference to Exhibit 10.38 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.39	Amendment No. 9 to Loan Agreement between Apio, Inc. and the Bank of America dated as of October 31, 2002, incorporated herein by reference to Exhibit 10.39 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.40	Amendment No. 2 to the Purchase Agreement between the Registrant and Apio, Inc. dated December 17, 2002, incorporated herein by reference to Exhibit 10.40 to the Registrant's Annual Report on Form 10-K for the fiscal year ended October 27, 2002.
10.41	Amendment No. 10 to Loan Agreement between Apio, Inc. and the Bank of America dated as of January 15, 2003, incorporated herein by reference to Exhibit 10.41 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.
10.42	Amendment No. 11 to Loan Agreement between Apio, Inc. and the Bank of America dated as of January 30, 2003, incorporated herein by reference to Exhibit 10.42 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.
10.43	Amendment No. 12 to Loan Agreement between Apio, Inc. and the Bank of America dated as of February 28, 2003, incorporated herein by reference to Exhibit 10.43 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended January 26, 2003.
10.44	Amendment No. 13 to Loan Agreement between Apio, Inc. and the Bank of America dated as of May 1, 2003, incorporated herein by reference to Exhibit 10.44 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.

Exhibit Number:	Exhibit Title
10.45*	Employment Agreement between the Registrant and Gary T. Steele dated as of April 5, 2003, incorporated herein by reference to Exhibit 10.45 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.46	Fourth Amendment to Credit Agreement dated as of May 15, 2003, incorporated herein by reference to Exhibit 10.46 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended April 27, 2003.
10.47	Non-Competition Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.2 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.48	Supply Agreement between the Registrant and Apio Fresh LLC and the Growers listed therein, dated as of July 3, 2003, incorporated herein by reference to Exhibit 2.3 to the Registrant's Current Report on Form 8-K dated July 3, 2003.
10.49	Amendment No. 14 to Loan Agreement between Apio, Inc. and the Bank of America dated as of August 1, 2003, incorporated herein by reference to Exhibit 10.49 to the Registrant's Annual Report on Form 10-K for the seven month period ended May 25, 2003.
10.50	Credit and Security Agreement between Apio, Inc. and Wells Fargo Business Credit, Inc. dated as of August 20, 2003, incorporated herein by reference to Exhibit 10.50 to the Registrant's Annual Report on Form 10-K for the seven month period ended May 25, 2003.
10.51	Credit and Security Agreement between Cal Ex Trading Company and Wells Fargo Business Credit, Inc. dated as of August 20, 2003, incorporated herein by reference to Exhibit 10.51 to the Registrant's Annual Report on Form 10-K for the seven month period ended May 25, 2003.
10.52	Waiver by Seahawk Ranch Irrevocable Trust, dated as of October 8, 2003, incorporated herein by reference to Exhibit 10.52 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended August 31, 2003.
10.53	1995 Directors' Stock Option Plan, as amended, incorporated herein by reference to Exhibit 10.53 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2003.
21.1	Subsidiaries of the Registrant

Subsidiary	State of Incorporation
Landec Ag, Inc.	Delaware
Apio, Inc.	Delaware

23.1+	Consent of Independent Registered Public Accounting Firm.
24.1+	Power of Attorney—See page 89
31.1+	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2+	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1+	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2+	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

* Represents a management contract or compensatory plan or arrangement required to be filed as an exhibit to this report pursuant to item 15(c) of Form 10-K.

\+ Filed herewith.

SIGNATURES

Pursuant to the requirements of section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Menlo Park, State of California, on August 2, 2004.

LANDEC CORPORATION

By: /s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Gary T. Steele and Gregory S. Skinner, and each of them, as his attorney-in-fact, with full power of substitution, for him in any and all capacities, to sign any and all amendments to this Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorney to any and all amendments to said Report on Form 10-K.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report on Form 10-K has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date
/s/ GARY T. STEELE Gary T. Steele	President and Chief Executive Officer and Director (Principal Executive Officer)	August 2, 2004
/s/ GREGORY S. SKINNER Gregory S. Skinner	Vice President of Finance and Administration and Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2004
/s/ NICHOLAS TOMPKINS Nicholas Tompkins	Chief Executive Officer of Apio, Inc., Senior Vice President and Director	August 2, 2004
/s/ KIRBY L. CRAMER Kirby L. Cramer	Director	August 2, 2004
/s/ RICHARD DULUDE Richard Dulude	Director	August 2, 2004
/s/ FREDERICK FRANK Frederick Frank	Director	August 2, 2004
/s/ STEPHEN E. HALPRIN Stephen E. Halprin	Director	August 2, 2004
Richard S. Schneider	Director	
/s/ KENNETH E. JONES Kenneth E. Jones	Director	August 2, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Title
23.1	Consent of Independent Registered Public Accounting Firm.
24.1	Power of Attorney. See page 89.
31.1	CEO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
31.2	CFO Certification pursuant to section 302 of the Sarbanes-Oxley Act of 2002
32.1	CEO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002
32.2	CFO Certification pursuant to section 906 of the Sarbanes-Oxley Act of 2002

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8 Nos. 333-109889, 333-89368, 333-62866, 333-06163, 333-29103, 333-80313, 333-52339 and Form S-3 Nos. 333-95531 and 333-86736) pertaining to the Non-Plan Stock Option, 1996 Stock Option Plan, New Executive Stock Option Plan, 1995 Employee Stock Purchase Plan, 1995 Directors' Stock Option Plan, 1996 Stock Option Plan, 1996 Non-Executive Stock Option Plan, 1988 Incentive Stock Option Plan and pertaining to shares of common stock issued to selling shareholders of Apio, Inc., an individual investor and private placement of common stock, of our report dated July 20, 2004, with respect to the consolidated financial statements and schedules of Landec Corporation included in the Annual Report (Form 10-K) for the year ended May 30, 2004.

/s/ ERNST & YOUNG LLP

San Jose, California
August 2, 2004

Exhibit 31.1

CERTIFICATIONS

I, Gary T. Steele, certify that:

1. I have reviewed this annual report on Form 10-K of Landec Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) (Paragraph intentionally omitted pursuant to SEC Release 33-8238);

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 2, 2004

/s/ GARY T. STEELE

Gary T. Steele
President and Chief Executive Officer

Exhibit 31.2

I, Gregory S. Skinner, certify that:

1. I have reviewed this annual report on Form 10-K of Landec Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

(a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) (Paragraph intentionally omitted pursuant to SEC Release 33-8238);

(c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent function):

(a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls over financial reporting.

Date: August 2, 2004

/s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President of Finance and Administration and Chief Financial Officer

Exhibit 32.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of Landec Corporation (the "Company") on Form 10-K for the period ending May 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary T. Steele, Chief Executive Officer and President of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 2, 2004

/s/ GARY T. STEELE

Gary T. Steele
Chief Executive Officer and President
(Principal Executive Officer)

---

* The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Landec Corporation (the "Company") on Form 10-K for the period ending May 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gregory S. Skinner, Vice President and Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

Date: August 2, 2004

/s/ GREGORY S. SKINNER

Gregory S. Skinner
Vice President and Chief Financial Officer
(Principal Accounting Officer)

---

* The foregoing certification is being furnished solely pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (subsections (a) and (b) of Section 1350, Chapter 63 of Title 18, United States Code) and is not being filed as part of the Form 10-K or as a separate disclosure document.

(This page has been left blank intentionally.)

Corporate Directory

Board of Directors

Kirby L. Cramer
Chairman Emeritus
Hazleton Laboratories Corporation

Richard Dulude
Retired Vice Chairman
Corning, Inc.

Frederick Frank
Vice Chairman and Director
Lehman Brothers, Inc.

Stephen Halprin
General Partner
OSCCO Ventures

Ken Jones
President and Chief Executive Officer
Globe Wireless, Inc.

Richard S. Schneider, Ph.D.
Retired General Partner
Domain Associates

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer
Landec Corporation

Nicholas Tompkins
President and Chief Executive Officer
Apio, Inc.

Corporate Management

Gary T. Steele
Chairman of the Board
President and Chief Executive Officer

David D. Taft, Ph.D.
Chief Operating Officer
Landec and Apio, Inc.

Nicholas Tompkins
President and Chief Executive Officer
Apio, Inc.

Thomas F. Crowley
President and Chief Executive Officer
Landec Ag, Inc.

Gregory S. Skinner
Vice President of Finance
and Administration and
Chief Financial Officer

Steven P. Bitler, Ph.D.
Vice President, Corporate Technology

Independent Auditors

Ernst & Young LLP
San Jose, California

Corporate Counsel

Orrick, Herrington & Sutcliffe LLP
Menlo Park, California

Shareholders' Information

Transfer Agent and Registrar

The stock transfer agent and registrar for Landec Corporation is U.S. Stock Transfer of Glendale, California. Shareholders who wish to transfer their stock, or change the name in which the shares are registered, should contact:

US Stock Transfer Corporation
Attn: Shareholder Services
1745 Gardena Avenue
Glendale, California
91204-2991
818-502-1404

Corporate Headquarters

Landec Corporation
3603 Haven Avenue
Menlo Park, California 94025-1010
650-306-1650

Stock Listing

The Company's common stock is traded on the Nasdaq National Market under the symbol lndc. The Company has filed an annual report on Form 10-K with the Securities and Exchange Commission. Shareholders may obtain a copy of this report and Form 10-K without charge by writing to the Company at:
3603 Haven Avenue
Menlo Park, California 94025
Attn: Investor Relations

Except for the historical information contained here, the matters discussed in the enclosed materials are forward-looking statements that involve certain risks and uncertainties that could cause actual results to differ materially including risks detailed from time to time in the Company's filings with the Securities and Exchange Commission.

Intelimer®
Apio®
Eat Smart®
Intellicoat®
Fielder's Choice Direct®
Early Plant®
Relay™ Cropping
Pollinator Plus®
Harvestar®
eDC®
PORT™
are trademarks of Landec Corporation.

LANDEC

INTELLIGENT MATERIALS

Landec Corporation

3603 Haven Avenue

Menlo Park, CA

94025-1010

www.landec.com